As filed with the Securities and Exchange Commission on November 22, 2000
                                                     Registration No. 333-47334
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                                --------------
                        WAVESPLITTER TECHNOLOGIES, INC.
            (Exact Name of Registrant as Specified in Its Charter)

      California                       3674                          94-3237126
       (prior to
    reincorporation)       (Primary Standard Industrial           (I.R.S. Employer
                            Classification Code Number)        Identification Number)
       Delaware
(after reincorporation)
    (State or Other
    Jurisdiction of
   Incorporation or
     Organization)

                              46430 Fremont Blvd.
                               Fremont, CA 94538
                                (510) 580-8888
  (Address, Including Zip Code, and Telephone Number Including Area Code, of
                   Registrant's Principal Executive Offices)

                                --------------

                            William H. Diamond, Jr.
                     President and Chief Executive Officer
                        WaveSplitter Technologies, Inc.
                              46430 Fremont Blvd.
                               Fremont, CA 94538
                                (510) 580-8888
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                --------------

                                  Copies to:

         Gregory C. Smith, Esq.                         Kevin P. Kennedy, Esq.
        Celeste E. Greene, Esq.                       Simpson Thacher & Bartlett
Skadden, Arps, Slate, Meagher & Flom LLP           3373 Hillview Avenue, Suite 250
    525 University Avenue, Suite 220                 Palo Alto, California 94304
      Palo Alto, California 94301                           (650) 251-5000
             (650) 470-4500

                                --------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                     CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                         Proposed Maximum
        Title of Each Class of          Aggregate Offering       Amount of
      Securities to Be Registered            Price(1)        Registration Fee
-----------------------------------------------------------------------------
Common Stock, $0.001 par value per
 share................................     $126,500,000           $33,396
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o).

(2) A fee of $30,360 was previously paid.

                                --------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              Subject To Completion. Dated November 22, 2000.

                               10,000,000 Shares

                   [LOGO OF WAVESPLITTER TECHNOLOGIES, INC.]

                                  Common Stock

                                  ----------

  This is an initial public offering of shares of common stock of WaveSplitter Technologies, Inc. All of the 10,000,000 shares of common stock are being sold by WaveSplitter.

  Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $9.00 and $11.00. WaveSplitter has applied to have its common stock approved for quotation on the Nasdaq National Market under the symbol "WVSP."

  See "Risk Factors" beginning on page 8 to read about factors you should consider before buying shares of the common stock.

                                  ----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  ----------

                                                                 Per Share Total
                                                                 --------- -----
Initial public offering price...................................   $       $
Underwriting discount...........................................   $       $
Proceeds, before expenses, to WaveSplitter......................   $       $

  To the extent the underwriters sell more than 10,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,500,000 shares from WaveSplitter at the initial public offering price less the underwriting discount.

                                  ----------

  The underwriters expect to deliver the shares on               , 2000.

Goldman, Sachs & Co.

         J.P. Morgan & Co.

                   Bear, Stearns & Co. Inc.

                                                      U.S. Bancorp Piper Jaffray

                                  ----------

                        Prospectus dated        , 2000.

                              [INSIDE FRONT COVER]

     WaveSplitter's products enable Next-Generation Optical Networks.





[chart that depicts the function of the basic optical network]






[chart that depicts the function of the advanced optical network and where WaveSplitter's products are used within that network]

                               PROSPECTUS SUMMARY

   You should read this summary together with the entire prospectus, including the more detailed information in our financial statements and accompanying notes appearing elsewhere in this prospectus.

                           WaveSplitter Technologies

  We develop, manufacture and market high performance optical components and modules for use in the next generation of optical communication networks currently being developed and deployed. Our products are designed to enable optical systems manufacturers and service providers to increase the capacity and reliability of optical networks, extend the reach of optical signals in long-distance networks and build flexible, scalable and cost-effective metropolitan area networks, which are communication network rings that serve metropolitan areas.

  We sell our products to optical networking system and subsystem manufacturers that produce products such as optical amplifiers, which increase the optical energy of a communication signal, and dense wavelength division multiplexing systems, which increase system capacity by aggregating communication data streams into optical signals carrying separate wavelengths of light. We are currently shipping products in volume to Corning and Corvis and are delivering pre-production or evaluation products to Alcatel, Ciena, Cisco, Furukawa, Harmonic, Highwave, Lucent Technologies, Marconi, NEC, Nortel Networks, SDL, Siemens, Sumitomo and Zaffire.

  Communications service providers are increasingly using optical networking technology that transmits communications traffic via laser-generated pulses of light and significantly improves signal clarity, quality and capacity compared to traditional electronic, copper-based networks. To accommodate the significant growth in communications traffic in recent years, service providers initially upgraded the long-distance portions of their networks to fiber optic transmission equipment or systems connected by fiber optic cable. In order to bring the increased capacity or bandwidth of optical networks closer to end users, optical networking technology is now being deployed within shorter distance, metropolitan area networks which are connected to the long-distance networks. These metropolitan area networks are potentially much greater in number than long-distance networks and consist of greater numbers of network elements.

  The development and enhancement of optical technologies have enabled improvements in network performance and lowered the overall costs of building and maintaining optical networks. Current generation products, however, are not sufficient to meet the capacity and network flexibility needs of service providers as they transition to an all-optical network topology. Enhanced optical networks will require a wide array of high performance next generation optical components and modules.

  We believe that our current technology platforms are well suited to meet the demanding requirements of long-distance system and metropolitan area optical systems providers. Our WaveProcessor interleaver, WavePump pump combiner, WaveMetro multiplexer and our various WaveEssentials products are designed to be more reliable and more easily manufactured than current generation products such as thin film filter based components, which require precise and exacting assembly of very small optical components. Thin film filters are devices that permit a specific wavelength of light to pass through the filter but reflect all other wavelengths. Our planar lightguide circuit platform enables the integration of multiple complex optical functions in a single package. By reducing the number of discrete optical components, overall system reliability is enhanced. Our WaveArray multiplexer, which is currently in development, uses semiconductor manufacturing methods to produce lower cost products in high volumes. We intend to apply these and other technologies, individually and in combination, to provide high performance, integrated optical components and modules designed to meet customer-specific requirements for optical networking products. Currently, our WavePump wavelength pump combiner and WaveEssentials products are commercially available, while our WaveProcessor interleaver and WaveMetro Multiplexer products are in customer trials.

  We began recognizing revenue for our WavePump product in December 1999 and our WaveEssentials products in February 2000. Since we are an early stage company in the rapidly evolving optical networking market, the market for our current products may not develop in the foreseeable future, if ever. Our products are complex, and new products and product enhancements may take longer to develop than we currently anticipate. Moreover, these new products may contain defects when first introduced or as new versions are released.

  Though some of our products may have limitations, such as the WaveProcessor's requirement for active temperature control and the WavePump's frequency-specific design which accommodates a single customer-specified pump laser frequency, we design our products to provide the following benefits:

  . improved network performance;

  . production scalability;

  . improved reliability;

  . customization and integration capabilities; and

  . cost-effectiveness.

  Our objective is to be a leading supplier of high performance optical components and modules for next generation optical communication networks, which have greater bandwidth capacity, allow greater utilization of optical signal processing and allow more flexible network architectures than currently deployed networks. Key elements of our strategy are to:

  . leverage multiple technology platforms to expand our product offering;

  . deliver custom solutions;

  . increase production capacity to capture growth opportunities;

  . expand sales and marketing efforts; and

  . pursue strategic relationships and acquisitions to accelerate growth.

  We were incorporated in January 1996 under the name Applied Fiber Optics, Inc. and changed our name to WaveSplitter Technologies, Inc. in February 1999. We did not begin selling our products in commercial volumes until December 1999. We incurred net losses of $20.5 million for the nine months ended September 30, 2000, and $13.7 million for the year ended December 31, 1999.

  Our principal executive offices are located at 46430 Fremont Blvd., Fremont, California 94538 and our telephone number is (510) 580-8888. Our web site is located at http://www.wavesplitter.com. Information contained on our website does not constitute part of this prospectus.

  The WaveSplitter logo, WaveSplitter, WaveSplitter Technologies, WavePump, WaveProcessor, WaveMetro and WaveEssentials are trademarks of WaveSplitter. This prospectus also contains trademarks of other companies.

                                  THE OFFERING

 Common stock offered....................... 10,000,000 shares
 Common stock outstanding after the offering
  .......................................... 79,431,465 shares
 Use of proceeds............................ We expect to use the net proceeds of this offering for working capital, capital
                                             expenditures and other general corporate
                                             purposes, including the possible
                                             construction or acquisition of an optical
                                             wafer fabrication facility and expansion of
                                             our existing manufacturing facilities. In
                                             addition, we may use a portion of the net
                                             proceeds to acquire complementary products,
                                             technologies or businesses. See "Use of
                                             Proceeds."
 Proposed Nasdaq National Market symbol..... "WVSP"

  The common stock to be outstanding after the offering is based on shares outstanding as of September 30, 2000, including 6,012,764 shares of our Series F preferred stock issued in September 2000, which will convert into 6,012,764 shares of common stock upon completion of this offering at an assumed public offering price of $10.00 per share based upon the midpoint of the filing range. In the event that the offering price is below $10.00 per share, the number of shares of common stock issuable upon conversion of the Series F preferred stock would increase. For example, at a public offering price of $9.00, an additional 797,449 shares would be issuable upon conversion of the Series F preferred stock. The number of shares issuable would increase proportionately if the public offering price were less than $9.00 per share. The shares outstanding exclude:

  . additional shares of common stock issuable upon conversion of the Series F preferred stock in the event that the offering price is below $10.00 per share, as described above;

  . 2,523,963 shares of common stock issuable as of September 30, 2000 upon the exercise of outstanding stock options under our 1997 stock option plan at a weighted average exercise price of $3.61 per share;

  . 32,570,128 shares of common stock initially reserved for future issuance under our 1997 and 2000 stock option plans combined, excluding the annual increase in the number of shares under our 2000 stock option plan beginning in January 2002;

  . 4,000,000 shares of common stock initially reserved for future issuance under our employee stock purchase plan, excluding the annual increase in the number of shares authorized under our employee stock purchase plan beginning in January 2002; and

  . 1,830,180 shares of common stock issuable as of November 15, 2000 upon the exercise of outstanding warrants at a weighted average exercise price of $3.45 per share.

  Except as otherwise indicated, information in this prospectus gives effect to our four-for-one stock split effected in June 2000 and assumes the following:

  . our reincorporation into the State of Delaware before the consummation of this offering, and a change in the par value of the common stock from no par value to $0.001 per share;

  . the amendment of our articles of incorporation to effect the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering and to adjust the conversion ratio for shares of our Series F preferred stock; and

  .  no exercise of the underwriters' over-allotment option.

                             SUMMARY FINANCIAL DATA
                     (in thousands, except per share data)

  The following table sets forth a summary of our statement of operations data for the periods presented. The pro forma information in the following table gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock.

                                                            Nine Months Ended
                               Year Ended December 31,        September 30,
                               --------------------------  --------------------
                                1997     1998      1999       1999       2000
                               -------  -------  --------  ----------- --------
                                                           (unaudited)
Statement of Operations Data:
Revenue......................       --       --  $    103         --   $  3,872
Cost of revenue (including
 stock-based compensation)...       --       --       709         --      6,562
                               -------  -------  --------    -------   --------
Excess of cost of revenue
 over revenue................       --       --      (606)        --     (2,690)
Loss from operations.........  $(1,402) $(5,637)  (13,594)   $(9,746)   (20,667)
Net loss.....................   (1,380)  (5,532)  (13,740)    (9,970)   (20,465)
Net loss applicable to common
 stock(1)....................   (1,580)  (5,532)  (13,740)    (9,970)   (20,465)
Basic and diluted net loss
 per share...................  $ (0.73) $ (1.96) $  (4.24)   $ (2.97)  $  (4.18)
Weighted average shares
 outstanding:
  Basic and diluted..........    2,166    2,828     3,239      3,355      4,896
Basic and diluted pro forma
 net loss per share(1).......                    $  (0.35)             $  (0.38)
Weighted average shares used
 in computing basic and
 diluted pro forma net loss
 per share(1)................                      39,468                54,233

--------

(1) In the event that the offering price is below $10.00 per share, the number of shares of common stock issuable upon conversion of the Series F preferred stock would increase. For example, at a public offering price of $9.00, an additional 797,449 shares would be issuable upon conversion of the Series F preferred stock. In addition, we would record a deemed distribution attributable to the inducement to convert the Series F preferred stock for each of the additional shares issued at the offering price per share, which, at an offering price of $9.00 per share, would aggregate approximately $7.2 million for loss per share purposes. The number of shares issuable and the loss per share would increase proportionately if the public offering price were less than $9.00 per share. Assuming the $9.00 offering price, the pro forma net loss per share would be:

                                                                Nine Months
                                                                   Ended
                                                             September 30, 2000
                                                             ------------------
                                                               (in thousands,
                                                                 except per
                                                               share amounts)
      Net loss applicable to common stock...................      $(27,642)
                                                                  ========
      Basic and diluted pro forma net loss per common stock
       (unaudited)..........................................      $  (0.51)
                                                                  ========
      Basic and diluted weighted average shares used in
       computing pro forma net loss per common stock
       (unaudited)..........................................        54,262
                                                                  ========

  The following table sets forth a summary of our balance sheet data as of September 30, 2000:

  .  on an actual basis;

  . on a pro forma basis to give effect to the conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon the closing of this offering; and

  . on a pro forma as adjusted basis to reflect the conversion of all outstanding shares of our convertible preferred stock and our receipt of the estimated net proceeds from the sale of 10,000,000 shares of common stock in this offering at an initial public offering price of $10.00 per share after deducting the underwriting discounts and commissions and estimated offering expenses.

                                                     September 30, 2000
                                               -------------------------------
                                                                    Pro Forma
                                               Actual    Pro Forma As Adjusted
                                               --------  --------- -----------
                                                              (unaudited)
Balance Sheet Data(2):
Cash and cash equivalents..................... $ 57,023   $57,023   $147,898
Working capital...............................   53,634    53,634    144,509
Total assets..................................   71,141    71,141    162,016
Long-term obligations, excluding current
 portion......................................    1,845     1,845      1,845
Convertible preferred stock and warrants......   97,964        --         --
Stockholders' equity (deficit)................  (35,230)   62,734    153,609

--------

(1) In the event that the offering price is below $10.00 per share, the number of shares of common stock issuable upon conversion of the Series F preferred stock would increase. For example, at a public offering price of $9.00, an additional 797,449 shares would be issuable upon conversion of the Series F preferred stock. In addition, we would record a deemed distribution attributable to the inducement to convert the Series F preferred stock for each of the additional shares issued at the offering price per share, which, at an offering price of $9.00 per share, would aggregate approximately $7.2 million for loss per share purposes. The number of shares issuable and the loss per share would increase proportionately if the public offering price were less than $9.00 per share.

   The following summarizes our pro forma and pro forma, as adjusted, balance sheet data as of September 30, 2000 at an assumed $9.00 per share offering price:

                                                                         Pro
                                                                 Pro   Forma As
                                                                Forma  Adjusted
                                                               ------- --------
                                                                 (unaudited)
   Cash and cash equivalents.................................. $57,023 $138,598
   Working capital............................................  56,634  138,209
   Total assets...............................................  71,141  152,716
   Long term obligations, excluding current portion...........   1,845    1,845
   Stockholders' equity.......................................  62,734  144,309

                                  RISK FACTORS

  Any investment in our common stock involves a high degree of risk. You should consider the risks described below carefully and all of the information contained in this prospectus before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

                     Risks Related To Our Financial Results

We only began selling our products in commercial volumes in December 1999 and, as a result, you may have difficulty evaluating our operating results.

  WaveSplitter was founded in January 1996, and we did not begin selling our products in commercial volumes until December 1999. An investor in our common stock must consider the risks and difficulties we expect to encounter as an early stage company in the rapidly evolving optical networking market. Our limited historical financial performance makes it difficult for you to evaluate the success of our business to date and to assess its future viability. Moreover, our business strategy may not be successful.

We have a history of losses and expect to continue to incur net losses in the future, which could result in a decline in the market price of our stock.

  We incurred net losses of $20.5 million for the nine months ended September 30, 2000, $13.7 million in 1999, and $5.5 million in 1998. As of September 30, 2000, we had an accumulated deficit of $41.7 million. We may not be able to sustain the recent growth in our revenue, and we may not realize sufficient revenue to achieve or maintain profitability. We also expect to incur significant product development, sales and marketing and administrative expenses, in addition to expenses related to the possible construction or acquisition of an optical wafer fabrication facility and expansion of our existing manufacturing facilities. As a result, we will need to significantly increase revenue to achieve profitability. Even if we achieve profitability, given the competition in, and the evolving nature of, the optical components market, we may not be able to sustain or increase profitability on a quarterly or annual basis. Any failure to significantly increase our revenue as we implement our product and sales and marketing strategies would force us to curtail planned expenditures or harm our ability to achieve and maintain profitability and could negatively impact the market price of our common stock.

Because our ability to accurately forecast our quarterly sales is limited and our costs are relatively fixed in the short term, our quarterly operating results and stock price may fluctuate.

  We only recently began selling our optical component products, and we have only generated revenue from the sale of these products since December 1999. Accordingly, we may be unable to accurately forecast our revenue from sales of these products, and we have limited meaningful historical financial data upon which to plan future operating expenses. Our ability to forecast revenue related to our proposed products is even more limited. Customers in our industry tend to order large quantities of products on an irregular basis. This means that customers who account for a significant portion of our revenue in one quarter may not place any orders in the following quarter. These ordering patterns may result in significant quarterly fluctuations in our revenue and operating results. None of our current customers has long-term purchase obligations, and our customers may cancel or defer purchases on short notice without significant penalty, or stop placing orders with us at any time, regardless of any forecast they may have previously provided. For example, any downturn in our customers' business could significantly decrease sales of our products to these customers. The loss of any of our key customers or a significant reduction in sales to these customers could significantly reduce our revenue, and we may be unable to offset any revenue reduction with additional revenue from other customers.

  In addition, our revenue and operating results have fluctuated significantly from quarter to quarter, and may fluctuate significantly in the future, for several reasons, some of which are outside of our control. These factors include, but are not limited to:

  . the amount and timing of operating costs and capital expenditures relating to our business, operations and infrastructure;

  . the announcement or introduction of new or enhanced products in the optical components market;

  .  our ability to manufacture and ship our products on a timely basis;

  . our ability to obtain sufficient supplies to meet our product manufacturing needs, including the supply of wafers for use in one of our products; and

  .  our ability to achieve acceptable yields in manufacturing.

  We may also experience seasonality in the sales of our products. For example, we expect that sales may decline during summer months, particularly in the Asian and European markets into which we intend to expand. These seasonal variations in our sales may lead to fluctuations in our quarterly operating results. It is difficult for us to evaluate the degree to which this seasonality may affect our business because we have only been selling our products in commercial volumes since December 1999 and we have had minimal international sales.

  As a result of these and other factors, we believe that quarter-to-quarter or other periodic comparisons of our revenue and operating results are not necessarily meaningful, and that these comparisons may not be accurate indicators of future performance.

  If we are unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, any significant revenue shortfall would harm our operating results. Moreover, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. If this occurs, we would expect to experience an immediate and significant, and possibly long-term, decline in the price of our stock.

We depend on a small number of customers for a substantial portion of our revenue and the loss of either of these customers or a significant reduction or delay in sales to either of them could significantly reduce our revenue.

  Historically, two customers have accounted for a significant portion of our revenue. Corvis Corporation accounted for 73% and Corning Inc. accounted for 14% of our revenue in the nine months ended September 30, 2000. We anticipate that our operating results will continue to depend on sales to a relatively small number of customers. The loss of either customer or a significant price reduction or delay in sales to any of them could harm our operating results.

  In November 2000, we entered into a purchase agreement with Corvis under which Corvis agreed to purchase a minimum of $50 million of our products over the next three years. In connection with this agreement, we issued to Corvis a warrant to purchase 550,000 shares of common stock at $10.00 per share. Either we or Corvis may be unwilling or unable to perform in accordance with the terms of the purchase agreement. Therefore, we may not ultimately recognize the revenue contemplated by the agreement on a timely basis or at all, and our inability to do so would harm our operating results. See also "Business-- Customers."

  The optical networking systems industry is dominated by a small number of large companies. Accordingly, to grow our business, we are dependent on a small number of potential customers. Currently and in the future our customers have and will continue to have negotiating leverage to obtain price reductions.

                Risks Related To The Optical Components Industry

Our business is dependent upon the adoption of optical networks to satisfy increased bandwidth requirements. If these networks are not adopted consistent with our expectations, our business would be harmed and the market price of our common stock would decline.

  We expect that our future revenue will continue to come from the sales of our optical component products. Because the optical components market is new and characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards, we cannot accurately assess the size of the market, and we have limited insight into the trends that may emerge and affect our business. Widespread adoption of optical networks is critical to our future success. Moreover, our business plan is premised on the assumption that increased demand for these products will arise as service providers expand their optical networks into metropolitan areas and elsewhere. These service providers may elect to delay or limit the deployment of these new optical networks for a variety of reasons, including budget considerations, development costs, decreased projected usage and regulatory concerns. Specifically, their broad-based deployment, in many instances, is contingent upon technology improvements and decreased deployment costs. If the role of optical networks does not increase as we anticipate, we would not realize our expected revenue growth.

  The acceptance of our products may also be hindered by:

  . the reluctance of our prospective customers to replace or supplement their existing optical components with our products; and

  . the emergence of new technologies or industry standards which could cause our products to be less competitive.

  The occurrence of any of the above events could harm our operating results.

The markets in which we operate are highly competitive, and we may not be able to effectively compete against other providers of optical components, particularly those with longer operating histories and greater resources.

  In the optical networking market, we face competition from companies such as Alcatel S.A., Avanex Corporation, Bookham Technology plc, Chorum Technologies Inc., DiCon Fiberoptics, Inc., ITF Optical Technologies, JDS Uniphase Corporation, Kymata Ltd., LightWave Microsystems, Lucent Technologies Inc., New Focus, Inc., Nortel Networks Corporation and Oplink Communications Inc., among others. Some of these companies have longer operating histories and significantly greater financial, technical, marketing and other resources than we have.

  These competitors may be better able to:

  .  respond to new technologies or technical standards;

  .  react to changing customer requirements and expectations;

  . acquire other companies to gain new technologies or products that may displace our product lines;

  .  manufacture, market and sell products;

  . devote greater resources to the development, production, promotion, support and sale of products; and

  .  deliver a fuller range of competitive products at lower prices.

  As a result of these factors, our customers could decide to purchase products from our competitors and reduce their purchases from us. In addition, several of our largest customers also manufacture and sell optical components that compete with ours, and have announced that they are increasing the development of their own internal sources of supply. For instance, one of our customers, Corning, Inc., announced in August 2000 that it plans to invest $80 million to increase production of fiber-based optical components. As a result of this expansion or other similar actions by other customers, we may lose sales opportunities.

  Further, we believe that some of our competitors could introduce optical components at lower prices that include the functionality that we currently provide in our products. Even if the functionality of the standard features of our competitors' products is equivalent to ours, we face a substantial risk that a significant number of our target customers would elect to pay a premium to a well-established vendor for similar functionality rather than purchase products from an early stage company.

As our competitors consolidate, they may offer products or pricing that we cannot match, which could cause our revenue to decline.

  Consolidation in the optical components industry could intensify the competitive pressures that we face. For example, two of our competitors, JDS Uniphase Corporation and E-TEK Dynamics, Inc., recently merged. The merged company has announced its intention to offer more integrated products that could make our products less competitive. In addition, we may be unable to compete effectively in a consolidated environment due to the greater marketing and distribution powers of larger competitors, as well as their greater economies of scale.

                         Risks Related To Our Business

Our recent growth has placed a significant strain on our management, systems and resources, and we may experience difficulties managing our expected growth, if it is realized.

  Our ability to successfully offer our products and implement our business plan in the rapidly evolving optical components market requires an effective planning and management process. We are continuing to expand the scope of our operations domestically and internationally and have increased the number of our employees substantially in the past year. At September 30, 1999, we had a total of 88 full-time employees and at September 30, 2000, we had a total of 193 full-time employees. In addition, we plan to hire a significant number of employees over the next few quarters. Our total revenue has also grown from $103,000 during all of 1999 to $3.9 million during the nine months ended September 30, 2000. We currently operate facilities in Fremont, California and Atlanta, Georgia and are in the process of establishing an additional office facility in Fremont, California. The growth in employee headcount and in revenue, combined with the challenges of managing geographically-dispersed operations, has placed, and our anticipated growth in future operations will continue to place, a significant strain on our management, systems and resources. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures and continue to expand, train and manage our work force worldwide. Our failure to effectively manage our growth could harm our operating results.

We may not succeed in developing and marketing new optical component products, and our operating results may be harmed.

  Our success depends on our ability to anticipate our customers' needs and develop products that address those needs. Our products are complex, and new products and product enhancements may take longer to develop than originally anticipated. These products may contain defects when first introduced or as new versions are released.

  The timely introduction of new products and product enhancements will require that we effectively transfer production processes from research and development to manufacturing and coordinate our efforts with those of our suppliers to rapidly achieve volume production. If we fail to effectively and timely transfer production processes, develop product enhancements or introduce new products that meet the needs of our customers as scheduled, we will not be able to replace more mature products with new products, or product enhancements, that have higher gross margins. Customers that had been designing our new components into their products could instead purchase components from our competitors, resulting in lost revenue over a longer term. We could also incur unanticipated costs in attempting to complete delayed new products or to fix any defective products.

We currently rely on sales of our WavePump product and expect to rely on sales of our WavePump and WaveProcessor products in the future for a substantial portion of our revenue, and a failure to meet our sales expectations for these products could cause our revenue to fall.

  We derive a substantial portion of our revenue from a limited number of products. Specifically, we derived 95% of our revenue in the nine months ended September 30, 2000 from our WavePump product. We expect that the revenue from our WavePump and WaveProcessor products will account for a substantial portion of our total revenue in future periods. Our other products, including those based on our planar lightguide circuit platform, are currently under development and will require significant research and development expenditures before reaching commercial availability, if ever. Continued and widespread market acceptance of these products is critical to our future success. If sales of these products decline, or if our current products do not achieve market acceptance at the rate at which we expect, our operating results would be harmed.

We must substantially expand our sales organization to increase market awareness and sales of our products, and if we fail to do so, our revenue may not increase.

  To increase market awareness and sales of our products, we will need to substantially expand our sales operations, both domestically and internationally. Currently, we market and sell our products through direct sales in North America and through our agents and representatives internationally. In the future, we expect to expand our direct sales in North America and internationally. The sale of our products requires long and involved efforts targeted at several key departments within our prospective customers' organizations. Sales of our products require the prolonged efforts of executive personnel and specialized systems and applications engineers working together with a small number of dedicated salespersons. Currently, our sales organization is limited. We will need to grow our sales force to increase market awareness and sales of our products. Competition for these individuals is intense, and we might not be able to hire the kind and number of sales personnel and applications engineers we need. If we are unable to expand our sales organization, our operating results would be harmed.

If we cannot increase our sales volumes, reduce our costs or introduce higher margin products to offset anticipated reductions in the average selling price of our products, our operating results would suffer.

  The average selling price of our products may decrease in response to competitive pricing pressures, new product introductions by us or our competitors or other factors that may arise in the rapidly evolving optical components market. If we are unable to offset the anticipated decrease in our average selling prices by increasing our sales volumes or changing our product mix, our revenue and gross margins will decline. In addition, to maintain and enhance our gross margins, we must reduce the manufacturing cost of our products, and we must develop and introduce new products and product enhancements with higher margins. If we are unable to do so, our financial position may be harmed and our stock price may decline.

Our products are deployed in large and complex systems and may contain defects that are not detected until after our products have been installed, which could damage our reputation or decrease market acceptance of our products.

  Some of our products are designed to be deployed in large and complex optical networks. Our optical component products may contain undetected defects when first introduced or as new versions are released, and our customers may discover defects in our products only after they have been fully deployed and operated under peak stress conditions. In addition, our products are combined with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to fix defects or other problems, we could experience, among other things:

  .  loss of customers;

  .  damage to our reputation;

  .  failure to attract new customers or achieve market acceptance;

  .  diversion of development and engineering resources; and

  .  legal actions by our customers.

  Our existing product liability insurance may not be sufficient to cover us against all possible liability. Liability claims could also require us to spend significant time and money in litigation or to pay significant damages, which could harm our operating results. As a result, any such claims, whether or not successful, could damage our reputation.

The sales cycles for our products are long and unpredictable and may cause revenue and operating results to vary from quarter to quarter, which could cause volatility in our stock price.

  The timing of our revenue is difficult to predict because of the length and unpredictability of the sales and implementation cycles for our products. We do not recognize revenue until a product has been Telcordia qualified and shipped to a customer with collection considered probable. Telcordia qualification can take six months or more and is designed to assure product lifetime of at least twenty years based on the environment in which the relevant product will be deployed. Customers often view the purchase of our products as a significant and strategic decision. As a result, customers typically expend significant effort in evaluating, testing and qualifying our products and our manufacturing processes. This customer evaluation and qualification process typically ranges from four to six months. While our customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing and research and development expenses to customize our products to customers' needs. We may also expend significant management efforts, increase manufacturing capacity and order long lead time components or materials prior to receiving an order. Even after this evaluation process, a potential customer may not purchase our products. Because of the evolving nature of the optical networking market, we cannot predict the length of these sales and development cycles. As a result, these long sales cycles may cause our revenue and operating results to vary significantly and unexpectedly from quarter to quarter, which could cause volatility in our stock price.

We may not be able to attract, train or retain highly qualified engineering, manufacturing, sales and marketing personnel because these personnel are limited in number and in high demand.

  To implement our business plan, we must hire a significant number of additional employees, particularly engineering, sales and manufacturing personnel. Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether or not we will be successful. Competition for highly skilled personnel is intense, especially in the Silicon Valley where our headquarters are located. We may not be successful in attracting or retaining qualified personnel to fulfill our current or future needs, which could harm our ability to develop, manufacture and sell our products, and to provide related support and services to our customers.

We depend on our key personnel and the loss of any key personnel may harm our operating results.

  Since we are an early stage company in the rapidly evolving optical components industry, our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing personnel, many of whom would be difficult to replace. In particular, we depend on William H. Diamond, Jr., our President and Chief Executive Officer. If we were to lose the services of Mr. Diamond or any of our other key managers and personnel, our operating results could be harmed. We do not maintain key person life insurance for any of our employees.

We may engage in future strategic investments and acquisitions that could dilute the percentage ownership of our stockholders, cause us to incur debt or assume contingent liabilities.

  We expect that, as part of our business strategy, we will continue to grow in part by pursuing strategic acquisitions of and investments in companies and technologies to complement our existing product offerings, augment our market coverage, secure supplies of critical materials and/or enhance our technology capabilities. We currently have no commitments or agreements to acquire any business. In the event of any future acquisitions or investments, we could:

  . issue stock that would dilute our current stockholders' percentage ownership;

  .  incur debt and/or reduce our cash balances;

  .  assume liabilities; or

  . incur expenses related to in-process research and development, amortization of goodwill and other intangible assets.

  These acquisitions and investments also involve numerous risks, including:

  . problems combining the acquired operations, personnel, technologies, information systems or products;

  .  unanticipated costs or liabilities;

  . diversion of management's attention and other resources from other business concerns;

  . harm to our existing business relationships with suppliers and customers;

  . risks associated with entering geographic areas and/or markets in which we have no or limited prior experience; and

  . potential loss of key employees, particularly those of the acquired organizations.

  We may be unable to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, which could harm our operating results.

Our expansion into international markets may not succeed and will expose us to risks associated with international operations and result in higher personnel costs.

  We intend to expand into international markets. We have only limited experience in marketing, selling and supporting our products internationally. Prior to 2000, we had no revenue from sales to customers located outside of North America. For the nine months ended September 30, 2000, 3% of our revenue was from international sales. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, establish additional foreign operations, expand international sales channel management, hire international personnel and develop relationships with international service providers. Even if we are able to successfully expand international operations, we may not be able to maintain or increase international market demand for our products or maintain or increase operating margins due to higher costs of these sales. Our international operations are subject to a number of risks and uncertainties including:

  . greater difficulty in staffing and managing foreign operations and in collecting accounts receivable;

  .  the impact of recessions in economies outside the United States;

  . multiple, conflicting and changing governmental laws and regulations, including export licensing requirements and restrictions; and

  .  reduced protection of intellectual property in some countries.

  We expect our international revenue and expenses to continue to be denominated predominantly in U.S. currency. As a result, our customers' orders could fluctuate significantly based upon changes in our customers' currency exchange rates in relation to the U.S. dollar. A large increase in the value of the U.S. dollar could make our products more expensive to our foreign customers, resulting in cancelled or delayed orders and decreased revenue. Our international sales could be delayed or could have costs which would lower their contribution to our gross profit.

                  Risks Related To Manufacturing Our Products

If we are unable to expand our manufacturing capacity in a timely manner, or if we do not accurately project demand, we will have excess capacity or insufficient capacity, either of which could harm our operating results.

  We currently manufacture a majority of our products in our facilities located in Fremont, California. We are devoting significant resources to expand our manufacturing capacity at this facility. Any difficulties, disruptions or delays in the construction of these new facilities, or in the manufacture of our products while we transition to these new facilities, could prevent us from achieving timely delivery of products and could result in lost revenue. We could also face the inability to procure and install the necessary capital equipment, a shortage of raw materials we use in our products, a lack of availability of manufacturing personnel to work in our facilities, difficulties in achieving adequate yields from new manufacturing lines and an inability to predict future order volumes. We may experience delays, disruptions, capacity constraints or quality control problems in our manufacturing operations, and, as a result, product shipments to our customers could be delayed, which would harm our revenue, competitive position and reputation. Our inability to deliver products timely could enable competitors to win business from our customers. Since customers often design a component into their equipment, this could result in a permanent loss of a customer for one or more of our components. If we are unable to expand our manufacturing capacity in a timely manner, or if we do not accurately project demand, we will have excess capacity or insufficient capacity, either of which could harm our operating results.

Because some of our products are manufactured overseas, we are subject to risks inherent in doing business abroad, which may harm our manufacturing capacity and our operating results.

  We manufacture some of our products in Taiwan through our manufacturing relationship with a contract manufacturer, Browave Corporation. During the nine months ended September 30, 2000, 5% of our revenue was derived from our WaveEssentials products manufactured by Browave Corporation. We expect to expand our overseas production through Browave Corporation and other overseas manufacturers. The abilities of these contract manufacturers to operate their facilities may be harmed by changes in or interpretations of the laws and regulations of the countries in which they are located, such as those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. Our operating results may be harmed by changes in the political or social conditions in the countries where our contract manufacturers are located.

  To successfully meet our overall production goals, we also will have to effectively coordinate our manufacturing operations in California with Browave Corporation's manufacturing operations in Taiwan. The geographic distance between our headquarters in California and Browave Corporation's manufacturing facility in Taiwan will make it difficult for us to manage the relationship and oversee its operations to assure the quality and timely delivery of our products.

Any disruption in our relationship with Browave Corporation or any contract manufacturer that we may rely upon in the future may cause us to fail to meet the demands of our customers and damage our customer relationships.

  We rely on Browave Corporation to manufacture products for us according to our specifications and to fill orders on a timely basis, and we may increase our reliance on contract manufacturers in the future as demand for our products grows. Browave Corporation provides comprehensive manufacturing services, including assembly of our products and procurement of resources. Browave Corporation also builds products for other companies and may not always have sufficient quantities of inventory available to fill our orders, or may not allocate its internal resources to fill these orders on a timely basis. If for any reason Browave Corporation or any future contract manufacturer were to stop satisfying our manufacturing needs without providing us with sufficient warning to procure an alternate source, or were to fail to make timely delivery of our orders, we may lose revenue and suffer damage to our customer relationships.

  The process of qualifying a new contract manufacturer for complex products such as ours and commencing commercial-scale production is expensive, would consume a substantial amount of time of our technical personnel and management and could result in a significant interruption in the supply of our products. If we sought to change manufacturers in a short period of time, our business could be disrupted. In addition, we may be unsuccessful in identifying a new manufacturer capable of and willing to meet our needs on terms that we would find acceptable, which could harm our overall production. The occurrence of any of the foregoing events or circumstances could harm our operating results.

Because we order materials and components based on rolling forecasts, we may overestimate or underestimate our component and material requirements, which could increase our costs or prevent us from meeting customer demand.

  We use rolling forecasts based on anticipated product orders to determine our component requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. Lead times for components and materials that we order vary significantly and depend on factors such as specific supplier requirements, the size of the order, contract terms and current market demand for the components. For substantial increases in production levels, some suppliers may need six months or more lead time. If we overestimate our component and material requirements, we may have excess inventory, which would increase our costs. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. The occurrence of any of these events or circumstances could harm our operating results.

Because we depend on single or limited source suppliers for some of the key manufacturing equipment and materials in our products, we are susceptible to price fluctuations and supply shortages that could prevent us from shipping customer orders on time, if at all.

  We typically purchase our materials and equipment through purchase orders, and in general we have no guaranteed supply arrangements with any of our suppliers. We currently purchase several key materials used in the manufacture of our products from single or limited source suppliers. For example, we purchase wafers and chips necessary for our proposed WaveArray products from a single supplier that currently does not have contractual supply obligations to us. Our supply needs will increase significantly in 2001 when we begin commercial production of this product. If our relationship with this supplier were to terminate, we may not be able to locate an alternative supplier. We also would experience delays from evaluating and testing the products of these potential alternative suppliers. Further, financial or other difficulties faced by these suppliers or significant changes in demand for these components or materials could limit their availability. Also, our competitors and our customers may acquire our suppliers and potential suppliers, which could limit the availability of the suppliers upon which we rely.

  We may incur added inventory costs as a means of addressing assurance of supply. Any interruption or delay in the supply of any of these materials, or the inability to obtain these materials from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders, which could harm our operating results.

If we are unable to timely construct or acquire an optical wafer fabrication facility for supply of wafers used in our WaveArray product, or if we encounter unanticipated expenses related to this facility, our ability to make our WaveArray product could be limited, and our operating results could be harmed.

  In order to obtain an adequate supply of wafers used in our WaveArray product, we may decide to construct or acquire an optical wafer fabrication facility to meet our wafer manufacturing requirements. Construction or acquisition of this facility could utilize a significant portion of the proceeds of this offering and may require us to seek additional equity or debt financing in the future. We may not be able to obtain any additional financing, when needed or on satisfactory terms. In addition, if we decide to build a facility we may experience unanticipated construction delays and cost overruns. We may be unable to construct or acquire an optical wafer fabrication facility on satisfactory terms, if at all. We do not currently have a long term contract to ensure the supply of wafers for this product. Therefore, we would need to obtain such a contract or, alternatively, build or acquire an optical wafer fabrication facility. The inability to obtain a sufficient supply of wafers on satisfactory terms could limit our ability to make our WaveArray product and harm our operating results.

If we do not achieve acceptable manufacturing yields or sufficient product reliability, our ability to ship products to our customers could be jeopardized.

  The manufacture of our products involves complex and precise processes. Changes in our manufacturing processes or those of our suppliers, or the use of defective components or materials, could significantly reduce our manufacturing yields and product reliability. For example, we experienced limited fiber breakage in our WavePump product when we initially commenced volume manufacturing. Our manufacturing costs are relatively fixed, and, thus, manufacturing yields are critical to our results of operations. In some cases, existing manufacturing techniques involve labor intensive manufacturing processes. In addition, we may experience manufacturing delays and reduced manufacturing yields upon introducing new products to our manufacturing lines. We are also automating our manufacturing processes and related equipment to lower costs through improved yields and reduced cycle time. Delays in implementation may reduce our ability to meet demand and could harm our operating results.

If our customers do not qualify our manufacturing lines for volume shipments, we may not capture volume production business and our growth could be limited.

  Generally, customers do not purchase our products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for volume production. Our existing manufacturing lines, as well as each new manufacturing line, must pass through varying levels of qualification with our customers. Customers may require that we be registered under international quality standards, such as ISO 9001. While our Fremont manufacturing facility is presently ISO 9001 certified, we may be unable to maintain that certification. This qualification process determines whether our manufacturing lines meet the customers' quality, performance and reliability standards. If there are delays in qualification of our products, our customers may drop the product from a long-term supply program, which would result in significant lost revenue opportunity and could harm our operating results.

If we cannot decrease our manufacturing costs to offset anticipated reductions in the average unit price of our products, our operating results may suffer.

  The optical components industry is very competitive, and as a result, we anticipate that the average unit price of our products may decrease in the future. We expect the price of our existing products to decline due to various factors, including:

  . increased competition from companies with lower labor and production costs;

  . a limited number of potential customers with significant bargaining leverage;

  .  the introduction of new products by us or our competitors; and

  .  greater economies of scale for higher volume manufacturers.

  Adding manufacturing capacity increases our fixed costs and the levels of unit shipments we must achieve to maintain gross margins. As a result, if we are unable to increase our revenue or continuously reduce our manufacturing costs, we may be unable to improve our gross margins or they may decline, which would harm our operating results.

If we build or acquire an optical wafer fabrication facility, we may incur costs associated with environmental compliance or remediation efforts, or incur other environmental liabilities.

  In connection with our possible operation of an optical wafer fabrication facility, we may handle small amounts of hazardous materials as part of our manufacturing activities. Specifically, optical wafer fabrication facilities generally require the use of hazardous chemicals such as phosgene, silane and hydrofluoric acid, which are corrosive and may combust upon exposure to air. Although we intend to comply with all applicable environmental regulations in connection with our possible wafer fabrication operations, we may incur costs associated with environmental compliance or remediation efforts or incur other environmental liabilities if we operate such a facility.

Our facilities are vulnerable to natural disasters and other unexpected losses, and we may not have adequate insurance to cover such losses.

  Our facilities are susceptible to damage from earthquakes as well as from fire, floods, loss of power or water supply, telecommunications failures and similar events. In particular, our headquarters and principal manufacturing facility in Fremont, California are located on or near a known earthquake fault zone. A natural disaster could significantly disrupt our operations. Although we carry property and business interruption insurance, our coverage may not be adequate to compensate us for all losses that may occur. In addition, if we experience disruptions, our customers may choose to use our competitors' designs over ours, which could result in the loss of valued customers in the long-term. The occurrence of any of these events or circumstances could harm our operating results.

                   Risks Related To Our Intellectual Property

We may not be able to protect or enforce our intellectual property rights, which could impair our competitive position.

  We rely on a combination of copyright, trademark, trade secret and U.S. patent laws, and on nondisclosure agreements and other means to protect our intellectual property rights. Our U.S. patent applications may not be approved, any of our patents that may issue may not adequately protect our intellectual property, and the validity of any issued patents may be challenged by third parties. Monitoring use of our products is difficult and we cannot be certain that the steps we have taken will prevent the unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as the laws do in the United States. Despite our efforts to protect our proprietary rights, third parties may copy or otherwise obtain and use our products or technology without authorization, develop similar technology independently or design around our patents. If we are unable to adequately protect our intellectual property, our operating results may be harmed.

We may be exposed to intellectual property infringement claims by third parties which could be costly to defend, divert management's attention and resources, and may result in liability.

  The optical components industry is characterized by vigorous protection and pursuit of intellectual property rights. We have entered into indemnification obligations in favor of our customers that could be triggered upon an allegation or finding that we infringe other parties' proprietary rights. We have occasionally been contacted by patent holders regarding our interest in licensing their patents, and we may in the future receive notifications alleging that we are infringing the intellectual property rights of others. In the event any intellectual property claims are asserted against us, we would likely incur significant costs and diversion of our resources defending claims asserted by third parties, which could harm our operating results. Any potential intellectual property litigation could invalidate our proprietary rights and force us to do one or more of the following:

  . stop selling, incorporating or using our products that use the challenged intellectual property;

  . obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

  .  redesign the products that use the technology.

  If we are forced to take any of these actions, our ability to manufacture and sell our products may be harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed, which could harm our operating results.

Necessary licenses of third-party technology may not be available to us on commercially reasonable terms, if at all, which could harm our ability to manufacture and sell our products.

  From time to time, we may be required to license technology from third parties to develop new products or product enhancements. Third-party licenses may not be available to us on commercially reasonable terms, if at all. The inability to obtain any third-party license required to develop, manufacture and sell new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could limit our ability to manufacture and sell our products, which in turn could harm our operating results.

                         Risks Related To This Offering

We may need additional capital, which may not be available, and our ability to grow may be limited as a result.

  We believe that the anticipated net proceeds of this offering, together with our existing capital resources, credit facilities and cash flow expected to be generated from future operations, will be sufficient to meet our capital requirements at least through the next twelve months. However, we may be required or could elect to seek additional funding prior to that time. We intend to use a portion of the net proceeds from this offering for working capital, capital expenditures and other general corporate purposes, including the possible construction or acquisition of an optical wafer fabrication facility and expansion of our existing manufacturing facilities. We may also use a portion of the net proceeds to acquire complementary products, technologies or businesses; however, we currently have no commitments or agreements relating to any acquisition transactions.

  If cash from available sources is insufficient, or if cash is used for unanticipated uses, we may need additional capital sooner than anticipated. In the event we are required, or elect, to raise additional funds, we may be unable to do so on favorable terms, or at all. Further, if we issue new equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Any inability to raise additional capital when we require it could harm our operating results.

There has been no prior market for our common stock, and a public market for our securities may not develop or be sustained.

  Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering, and the market price might fall below the initial public offering price. The initial public offering price may bear no relationship to the price at which the common stock will trade upon completion of this offering. The initial public offering price will be determined based on negotiations between us and the representatives of the underwriters, based on factors that may not be indicative of future market performance.

Insiders will continue to have substantial control over us after this offering and could delay or prevent a change in our corporate control that a stockholder may believe to be desirable.

  Upon completion of this offering and assuming no exercise of the underwriters' over-allotment option, our executive officers, directors and principal stockholders who hold 5% or more of the outstanding common stock and their affiliates will beneficially own, in the aggregate, approximately 41.1% of our outstanding common stock based on shares outstanding as of September 30, 2000. As a result, these stockholders may be able to together exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent an outside party from acquiring or merging with us, or cause a change of control of our company that may not be favored by the other stockholders.

The provisions of our charter documents and change of control agreements may inhibit potential acquisition bids that a stockholder may believe are desirable, and the market price of our common stock may be lower as a result.

  Upon completion of this offering, our board of directors will have authority to issue up to 10 million shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be harmed. The issuance of preferred stock may result in the loss of voting control to other stockholders. We have no current plans to issue any shares of preferred stock.

  Our charter documents contain anti-takeover devices including:

  .  only one of the three classes of directors is elected each year;

  . a super-majority vote requirement for effecting significant amendments to our charter documents;

  .  a prohibition on cumulative voting in the election of directors;

  . the ability of our stockholders to remove director without cause is limited;

  .  the right of stockholders to act by written consent has been eliminated;

  . the right of stockholders to call a special meeting of stockholders has been eliminated; and

  . a requirement of advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

  These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock. In addition, we have change of control agreements with certain of our officers and option agreements with certain officers which have change of control provisions, which may discourage, delay or prevent someone from acquiring or merging with us. As a result, these provisions may prevent the market price of our common stock from increasing substantially in response to actual or rumored takeover attempts. These provisions may also prevent changes in our management.

Delaware law may inhibit potential acquisition bids; this may harm the market price of our common stock, discourage merger offers and prevent changes in our management.

  Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. This provision may inhibit potential acquisition bids of our company. Upon completion of this offering, we will be subject to the antitakeover provision of the Delaware General Corporation Law, which regulates corporate acquisitions. Under Delaware law, a corporation may opt out of the antitakeover provisions. We do not intend to opt out of the antitakeover provisions of Delaware Law.

A substantial number of the shares that are currently restricted may be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

  Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the future. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

  After this offering, we will have outstanding 79,431,465 shares of common stock, assuming an initial public offering price of at least $10.00 per share, and no exercise of the underwriters' overallotment option and no exercise of options or warrants after September 30, 2000. This includes 10,000,000 shares that we are selling in the offering, which may be resold immediately in the public market. The remaining 69,431,465 shares will become eligible for resale in the public market as shown in the table below, subject to a right of repurchase in favor of WaveSplitter applicable to some of our common stock.

    Number of shares/Percent       Date of availability for resale into the
 outstanding after the offering                  public market
 ------------------------------ ----------------------------------------------
 8,678,870 / 10.9%               120 days after the date of this prospectus if
                                 we do not complete a follow-on public
                                 offering within this 120 day period. If we
                                 complete a follow-on public offering within
                                 this period, none of these shares will be
                                 eligible for resale at this time.

 49,521,726 / 62.3%              180 days after the date of this prospectus,
                                 if we do not complete a follow-on public
                                 offering within 120 days after the date of
                                 this prospectus. If we complete a follow-on
                                 public offering within 120 days after the
                                 date of this prospectus, all of these
                                 additional shares, as well as the shares
                                 noted in the preceding paragraph, will be
                                 eligible for resale upon the later of (a) 180
                                 days after the date of this prospectus or (b)
                                 90 days after the date of the prospectus
                                 relating to the follow-on public offering.
                                 All of the shares subject to resale set forth
                                 in this and the preceding paragraph are
                                 restricted by virtue of a lockup agreement
                                 with the underwriters. The underwriters may
                                 release all or a portion of the shares
                                 subject to these agreements at any time
                                 without public notice.

  7,057,699 / 8.9%               Between 180 days and 365 days after the date
                                 of this prospectus, or between 120 and 365
                                 days if we do not complete a follow-on public
                                 offering within 120 days of the date of this
                                 prospectus, these additional shares will
                                 become eligible for resale, subject to the
                                 resale limitations, including where
                                 applicable, volume limitations, of Rule 144
                                 under the Securities Act.

  4,173,170 / 5.3%               365 days after the date of this prospectus,
                                 these additional shares will become eligible
                                 for resale, subject to resale limitations,
                                 including where applicable, volume
                                 limitations, of Rule 144 under the Securities
                                 Act.

  At the request of WaveSplitter, the underwriters are reserving up to 990,000 shares of common stock for sale at the initial public offering price to directors, officers, employees, customers and friends through a directed share program. Any shares purchased through the directed share program will not be subject to the lock-up agreement referred to above. In addition, WaveSplitter has received a preliminary, non-binding indication of interest from a potential purchaser who may want to purchase up to 500,000 shares through the directed share program. If this potential purchaser does elect to participate in the offering, it will be asked to sign a lock-up agreement for its shares. The underwriters expect that the lock-up agreement will provide that on the first trading day, up to one-half of the shares purchased may be sold depending on the price performance of our stock once it begins trading. Beginning on the second day of trading, the greater of (a) 5,000 shares per day or (b) 1.5% of average daily trading volume will be eligible for resale each day.

We have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively.

  Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our profitability or our market value. Pending application of the proceeds, they may be placed in investments that do not produce income or that lose value.

We expect to experience volatility in our share price, which could negatively affect your investment.

  This initial public offering price may vary from the market price of our common stock after the offering. If you purchase shares of common stock, you may not be able to resell those shares at or above the initial public offering price. The market price of our common stock may fluctuate due to:

  .  changes in financial estimates by securities analysts;

  .  changes in market valuations of other optical components companies;

  . any deviations in revenue or in losses from expectations of securities analysts; and

  .  future sales of common stock or other securities.

  In addition, the Nasdaq National Market has experienced extreme volatility that has often been unrelated to the performance of particular companies. Future market fluctuations may cause our stock price to fall regardless of our performance. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

                 CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

  Some of the matters discussed under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, including, among other things,

  .  implementing our business strategy;

  .  attracting and retaining customers;

  . obtaining and expanding market acceptance of the products and services we offer;

  .  forecasts of the size and growth of relevant markets;

  .  rapid technological changes in our industry and relevant markets; and

  .  competition in our market.

  In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under the caption "Risk Factors" and elsewhere in this prospectus. These forward-looking statements are made as of the date of this prospectus, and, except as required by law, we do not intend to update them or to explain the reasons why actual results may differ.

                                USE OF PROCEEDS

  We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $90.9 million, or $104.8 million if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $10.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. The principal purposes of this offering are to obtain additional capital and to create a public market for our common stock. We expect to use the net proceeds from this offering for working capital, capital expenditures and other general corporate purposes, including approximately $20 to $25 million for the possible construction or acquisition of an optical wafer fabrication facility and approximately $10 to $15 million for the expansion of our existing manufacturing facilities. However, we may elect to meet our wafer needs through supply contracts in lieu of building or acquiring a fabrication facility. We may use a portion of the net proceeds to acquire complementary products, technologies or businesses; however, we currently have no commitments or agreements relating to any such transactions.

  The amounts we actually expend may vary significantly and will depend on a number of factors, including the amount of our future revenues and other factors described under "Risk Factors." Accordingly, we will have significant discretion in the use of the net proceeds of this offering. Investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. Pending use of the net proceeds as discussed above, we intend to invest these funds in short-term, interest-bearing, investment-grade obligations.

                                DIVIDEND POLICY

  We have never declared or paid dividends on our capital stock. We presently anticipate that we will retain all of our future earnings to finance the development and expansion of our business and provide working capital. Therefore, we do not anticipate paying any cash dividends on our common stock. The terms of our existing credit facilities prohibit the payment of dividends, except in specified circumstances.

                                 CAPITALIZATION

  The following table sets forth as of September 30, 2000:

  .  our actual capitalization;

  . our pro forma capitalization, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon the closing of this offering; and

  . our pro forma as adjusted capitalization after giving effect to the conversion of all 55,724,604 outstanding shares of our convertible preferred stock and our sale of 10,000,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share after deducting underwriting discounts and commissions and estimated offering expenses.

                                                   As of September 30, 2000
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                 (in thousands, except share
                                                            data)
Cash and cash equivalents...................... $ 57,023  $ 57,023    $147,898
                                                ========  ========    ========
Long-term obligations, excluding current
 portion....................................... $  1,845  $  1,845    $  1,845
Convertible preferred stock, no par value,
 59,041,020 shares authorized, 55,724,604
 shares issued and outstanding, actual; no
 shares authorized, issued or outstanding, pro
 forma and pro forma as adjusted...............   97,964        --          --
Stockholders' equity (deficit):
 Preferred stock, $0.001 par value, no shares
  authorized, issued or outstanding, actual and
  pro forma; 10,000,000 shares authorized, no
  shares issued or outstanding, pro forma as
  adjusted.....................................
 Common stock, no par value, 85,000,000 shares
  authorized, actual and pro forma; 13,706,861
  shares issued and outstanding, actual;
  69,431,465 shares issued and outstanding, pro
  forma; $0.001 par value, 400,000,000 shares
  authorized, 79,431,465 shares issued and
  outstanding, pro forma as adjusted...........       14        69          79
 Additional paid-in capital....................   23,528   121,437     212,302
 Stockholders' notes receivable................   (6,810)   (6,810)     (6,810)
 Deferred stock-based compensation.............  (10,281)  (10,281)    (10,281)
 Accumulated deficit...........................  (41,681)  (41,681)    (41,681)
                                                --------  --------    --------
  Total stockholders' equity (deficit).........  (35,230)   62,734     153,609
                                                --------  --------    --------
  Total capitalization......................... $ 64,579  $ 64,579    $155,454
                                                ========  ========    ========

  The table above excludes the following shares:

  . additional shares of common stock issuable upon conversion of the Series F preferred stock in the event that the offering price is below $10.00 per share;

  . 2,523,963 shares of common stock issuable as of September 30, 2000 upon the exercise of outstanding stock options under our 1997 stock option plan at a weighted average exercise price of $3.61 per share;

  . 32,570,128 shares of common stock initially reserved for future issuance under our 1997 and 2000 stock option plans, excluding the annual increase in the number of shares authorized under our 2000 option plan beginning in January 2002;

  . 4,000,000 shares of common stock initially reserved for future issuance under our employee stock purchase plan, excluding the annual increase in the number of shares authorized under our employee stock purchase plan beginning in January 2002; and

  . 1,830,180 shares of common stock issuable as of November 15, 2000 upon the exercise of outstanding warrants at a weighted average exercise price of $3.45 per share.

  In the event that the offering price is below $10.00 per share, the number of shares of common stock issuable upon conversion of the Series F preferred stock would increase. For example, at a public offering price of $9.00, an additional 797,449 shares would be issuable upon conversion of the Series F preferred stock. In addition, we would record a deemed distribution attributable to the inducement to convert the Series F preferred stock for each of the additional shares issued at the offering price per share, which, at an offering price of $9.00 per share, would aggregate approximately $7.2 million for loss per share purposes. The number of shares issuable and the loss per share would increase proportionately if the public offering price were less than $9.00 per share. The following summarizes our pro forma and pro forma as adjusted capitalization as of September 30, 2000 at an assumed $9.00 per share offering price:

                                                                     Pro Forma
                                                          Pro Forma As Adjusted
                                                          --------- -----------
   Cash..................................................  $57,023   $138,598
                                                           =======   ========
   Long-term obligations, excluding current portion......  $ 1,845   $  1,845
   Common stock..........................................       70         80
   Additional paid in capital............................  128,613    210,178
   Stockholders' notes receivable........................   (6,810)    (6,810)
   Deferred stock-based compensation.....................  (10,281)   (10,281)
   Accumulated deficit...................................  (48,858)   (48,858)
                                                           -------   --------
   Total stockholders' equity............................   62,734    144,309
                                                           -------   --------
   Total capitalization..................................  $64,579   $146,154
                                                           =======   ========

                                    DILUTION

  Our pro forma net tangible book value as of September 30, 2000 was approximately $61.0 million, or $0.88 per share of common stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by 69,431,465, the number of shares of common stock treated as outstanding on a pro forma basis after giving effect to the conversion of all outstanding shares of our preferred stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale of the shares of common stock offered in this offering at the assumed initial public offering price of $10.00 per share, our pro forma as adjusted net tangible book value at September 30, 2000 would have been $151.9 million or $1.91 per share. This represents an immediate increase in net pro forma tangible book value to existing stockholders of $1.03 per share and an immediate dilution of $8.09 per share to new investors. The following table illustrates the per share dilution:

   Assumed initial public offering price per share...............       $10.00
     Pro forma net tangible book value per share as of
      September 30, 2000......................................... $0.88
     Increase per share attributable to new investors............  1.03
                                                                  -----
   Pro forma as adjusted net tangible book value per share after
    this offering................................................         1.91
                                                                        ------
   Dilution per share to new investors...........................       $ 8.09
                                                                        ======

  The following table summarizes on a pro forma basis, after giving effect to the conversion of all currently outstanding shares of preferred stock, based on an assumed public offering price of $10.00 per share, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors, in each case based upon the number of shares of common stock outstanding as of September 30, 2000.

                                                             Total       Average
                                      Shares Purchased   Consideration    Price
                                     ------------------ ----------------   Per
                                       Number   Percent  Amount  Percent  Share
                                     ---------- ------- -------- ------- -------
                                        (in thousands, except per share data)
   Existing stockholders............ 69,431,465   87.4% $ 93,426   48.3% $ 1.35
   New investors.................... 10,000,000   12.6   100,000   51.7   10.00
                                     ----------  -----  --------  -----
     Total.......................... 79,431,465  100.0% $193,426  100.0%
                                     ==========  =====  ========  =====

  Assuming the exercise in full of the underwriters' over-allotment option, our pro forma as adjusted net tangible book value at September 30, 2000 would have been approximately $2.05 per share, representing an immediate increase in net tangible book value of $1.17 per share to our existing stockholders and an immediate dilution in net tangible book value of $7.95 per share to new investors.

  Except as indicated, the foregoing discussions and tables assume no exercise of any stock options or warrants outstanding. As of September 30, 2000, there were options outstanding to purchase 2,523,963 shares of common stock at a weighted average exercise price of $3.61 per share and warrants outstanding to purchase 1,280,180 shares of common stock at a weighted average exercise price of $0.63 per share.

  Assuming the exercise in full of all outstanding options and warrants as of September 30, 2000, our pro forma as adjusted net tangible book value as of September 30, 2000 would be $1.94 per share, representing an immediate increase in net tangible book value of $1.07 per share to our existing stockholders and an immediate decrease in net tangible book value of $8.06 per share to new investors.

  Assuming an offering price of $9.00 per share, our pro forma net tangible book value as of September 30, 2000 would have been approximately $61.0 million, or $0.87 per share of common stock, because the series F preferred stock will convert into an additional 797,449 shares of common stock. Our pro forma as adjusted net tangible book value as of September 30, 2000 would be $1.78 per share, representing an immediate increase in net tangible book value of $0.91 per share to our existing stockholders and an immediate decrease in net tangible book value of $7.22 per share to new investors.

                            SELECTED FINANCIAL DATA

  The statements of operations data for the years ended December 31, 1997, 1998, 1999 and the nine months ended September 30, 2000 and the balance sheet data at December 31, 1998, 1999 and September 30, 2000, are derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the period from January 2, 1996 (inception) to December 31, 1996 and the balance sheet data at December 31, 1996 and 1997, are derived from our audited financial statements that are not included in this prospectus. The statement of operations data for the nine months ended September 30, 1999 is derived from our unaudited financial statements included elsewhere in this prospectus. The following selected financial data should be read in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for these periods. Historical results are not necessarily indicative of future results. The pro forma net loss per share information in the following table reflects the conversion of all outstanding shares of our convertible preferred stock into shares of common stock.

                           January 2,
                              1996
                          (Inception)     Fiscal Year Ended         Nine Months Ended
                               to            December 31,             September 30,
                          December 31, --------------------------  --------------------
                              1996      1997     1998      1999       1999       2000
                          ------------ -------  -------  --------  ----------- --------
                                                                   (unaudited)
                                    (in thousands, except per share data)
Statement of Operations
 Data:
Revenue.................        --          --       --  $    103         --   $  3,872
Cost of revenue.........        --          --       --       682         --      6,150
Stock-based
 compensation...........        --          --       --        27         --        412
                             -----     -------  -------  --------    -------   --------
Excess of cost of
 revenue over revenue...        --          --       --      (606)        --     (2,690)
Operating expenses:
 Research and
  development...........     $ 177     $   740  $ 3,541     7,708    $ 6,018      7,050
 Sales and marketing....        34         279    1,229     2,494      1,811      3,085
 General and
  administrative........        --         346      867     2,116      1,491      3,137
 Stock-based
  compensation..........        --          37       --       670        426      4,705
                             -----     -------  -------  --------    -------   --------
   Total operating
    expenses............       211       1,402    5,637    12,988      9,746     17,977
                             -----     -------  -------  --------    -------   --------
Loss from operations....      (211)     (1,402)  (5,637)  (13,594)    (9,746)   (20,667)
Interest expense........        --          --      (18)     (488)      (385)      (412)
Interest income and
 other income (expense),
 net....................        (1)         22      123       342        161        614
                             -----     -------  -------  --------    -------   --------
Net loss................      (212)     (1,380)  (5,532)  (13,740)    (9,970)   (20,465)
Accretion of Series B
 convertible preferred
 stock..................        --        (200)      --        --         --         --
                             -----     -------  -------  --------    -------   --------
Net loss applicable to
 common stock (1).......     $(212)    $(1,580) $(5,532) $(13,740)   $(9,970)  $(20,465)
                             =====     =======  =======  ========    =======   ========
Basic and diluted net
 loss per share.........     $0.15     $ (0.73) $ (1.96) $  (4.24)   $ (2.97)  $  (4.18)
                             =====     =======  =======  ========    =======   ========
Weighted average shares
 outstanding:
 Basic and diluted......     1,414       2,166    2,828     3,239      3,355      4,896
                             =====     =======  =======  ========    =======   ========
Basic and diluted pro
 forma net loss per
 share (1) (unaudited)..                                 $  (0.35)             $  (0.38)
                                                         ========              ========
Weighted average shares
 used in computing basic
 and diluted pro forma
 net loss per share (1)
 (unaudited)............                                   39,468                54,233
                                                         ========              ========

--------

(1) In the event that the offering price is below $10.00 per share, the number of shares of common stock issuable upon conversion of the Series F preferred stock would increase. For example, at a public offering price of $9.00, an additional 797,449 shares would be issuable upon conversion of the Series F preferred stock. In addition, we would record a deemed distribution attributable to the inducement to convert the Series F preferred stock for each of the additional shares issued at the offering price per share, which, at an offering price of $9.00 per share, would aggregate approximately $7.2 million for loss per share purposes. The number of shares issuable and the loss per share would increase proportionately if the public offering price were less than $9.00 per share.

   Assuming the $9.00 offering price, the pro forma net loss per share would be:

                                                                Nine Months
                                                                   Ended
                                                             September 30, 2000
                                                             ------------------
                                                               (in thousands,
                                                                 except per
                                                               share amounts)
      Net loss applicable to common stock...................     $(27,642)
                                                                 =========
      Basic and diluted pro forma net loss per common stock
       (unaudited)..........................................     $  (0.51)
                                                                 =========
      Basic and diluted weighted average shares used in
       computing pro forma net loss per common stock
       (unaudited)..........................................        54,262
                                                                 =========

                                       December 31,
                               --------------------------------  September 30,
                               1996   1997     1998      1999        2000
                               ----  -------  -------  --------  -------------
                                             (in thousands)
Balance Sheet Data:
Cash and cash equivalents..... $ 42  $   671  $ 1,336  $ 10,994    $ 57,023
Working capital (deficit).....   (7)     621      760     9,102      53,634
Total assets..................  191    1,224    4,623    16,135      71,141
Long-term obligations,
 excluding current
 installments.................   --       --       --     2,082       1,845
Convertible preferred stock
 and warrants.................   --    3,049   11,004    32,141      97,964
Total stockholders' equity
 (deficit)....................  142   (1,898)  (7,428)  (20,443)    (35,230)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our financial statements and the notes to those financial statements included elsewhere in the prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors," and elsewhere in this prospectus.

Overview

  We develop, manufacture and market high performance optical components for use in the next generation of optical communication networks. Our products are designed to enable optical systems manufacturers and service providers to increase the capacity and reliability of optical networks, extend the reach of optical signals in long-distance networks and build flexible, scalable and cost-effective metropolitan area networks.

  From inception in January 1996 through November 1999, our operating activities consisted primarily of building a research and development organization and engaging in product development activities. During that period, none of our products reached commercialization. We first recognized revenue in December 1999, when we recognized $103,000 in revenue from commercial sales of our WavePump product.

  Prior to that time, we shipped evaluation units to potential customers. Evaluation units are prototype units sent to customers and potential customers for evaluation. We do not recognize revenue for shipments of evaluation units unless the product under evaluation becomes a commercial product. Once we begin to recognize revenue on a product, we concurrently charge the costs for production of these units to cost of revenue. If the product under evaluation is not sold in commercial volumes, any payments received for evaluation units of that product are treated as reductions in research and development expense rather than being recognized as revenue. Accordingly, commencing in December 1999, when we began selling the WavePump product in commercial volumes to fulfill customer orders, we began to recognize revenue for WavePumps, and we also began to charge the associated costs of raw materials, production labor and production overhead for WavePump product to cost of revenue instead of research and development expense. In February 2000, we began to sell our WaveEssentials products which are manufactured by our contract manufacturer, Browave Corporation. The cost of these products is included in cost of revenue.

  Since inception, we have incurred significant losses and as of September 30, 2000, we had an accumulated deficit of $41.7 million. We have not achieved profitability on a quarterly or annual basis. We expect to incur significant research and development, technology, sales and marketing, and general and administrative expenses in the future and, as a result, we will need to generate significantly higher revenue to achieve and maintain profitability.

  We derive our revenue from the sale of fiber optical components. We recognize revenue when a product has been shipped to a customer, we have demonstrated, prior to shipment, that the products meet objectively measurable industry and customer specifications and collection is considered probable. Payment terms are generally 30 days after date of delivery. To date we have derived substantially all of our revenue from direct sales of our products to customers located in North America.

  We have focused our selling efforts on the optical networking market. Historically, two customers have accounted for a significant portion of our revenue. Corvis Corporation accounted for 73% and Corning Inc. accounted for 14% of our revenue in the nine months ended September 30, 2000. The loss of either customer or a significant reduction or delay in sales to any of our current or anticipated key customers could harm our operating results. The optical networking systems industry is dominated by a small number of large companies. Our customers also have and will continue to have negotiating leverage to obtain price reductions. We anticipate that our operating results will continue to depend on sales to a relatively small number of customers.

  Our cost of revenue includes all materials and components used to assemble our products, production labor, manufacturing overhead and the cost of contract manufacturing. We also include the costs of shipping and tooling, and provisions for excess and obsolete inventories in cost of revenue. Before we ship in volume to customers, our products are subjected to extensive testing to determine that they meet the appropriate Telcordia qualification criteria. We provide allowances for estimated product returns and warranty costs at the time of revenue recognition. To date, our product returns and warranty expenditures have been less than 1% of revenue and our allowances have been sufficient to cover these product returns and warranty expenditures. Our past product return and warranty experience, however, may not be indicative of future product return rates and warranty costs.

  In September 2000, we entered into a patent cross-license agreement with Lucent Technologies GRL Corp., an affiliate of Lucent Venture Partners, Inc., one of our stockholders. Under that patent license agreement, Lucent's affiliate granted to us a non-exclusive license for the remaining terms of the patents to make, have made or sell various optical devices utilizing the subject matter of their patents. We granted to this Lucent affiliate a non-exclusive license to make, have made or sell various optical devices utilizing the subject matter of our patents. The patents generally relate to fiber optic components. The licenses continue for the unexpired terms of the underlying patents. As partial consideration for this license, we issued a warrant to this Lucent affiliate to purchase 500,000 shares of our series F preferred stock at an exercise price of $.01 per share. This warrant is fully vested and exercisable for a five-year period commencing with the date of grant. The estimated fair value of the warrant measured on the date of grant, using the Black-Scholes option pricing model, was $4.5 million. Of this amount, $1.8 million was allocated to purchased technology which is being amortized over seven years, the estimated life of the technology, and $2.7 million was expensed as research and development in the quarter ended September 30, 2000. We also agreed to pay royalties to this Lucent affiliate commencing when our cumulative revenue from the sale of products exceed enumerated thresholds which are not expected to be met for several years, if ever.

  In November 2000, we entered into a three-year purchase agreement with our major customer, Corvis, under which Corvis agreed to purchase a minimum of $50 million of our products as follows: $13 million in 2001, $25 million in 2002 and $12 million in 2003. In connection with this agreement, we issued to Corvis a fully vested warrant to purchase 550,000 shares of common stock at $10.00 per share exercisable at any time from the issuance date through December 31, 2003 at which time the warrant will expire. The fair value of the warrant is $2.6 million based on the Black-Scholes model. The warrant will result in a non-cash charge that will reduce our reported revenues over 2001, 2002 and 2003.

  Research and development expense consists primarily of expenses incurred in the design and development of our products and our proprietary technology. These expenses include consultants' fees, the salaries and associated overhead expenditures for our research and development engineers and technicians, costs of licensed technology used in research and development and materials and labor for the production of prototype units. We expense our research and development costs as they are incurred. We believe that research and development is critical to our product development objectives. Therefore, we expect research and product development expenses to increase substantially as we continue to develop our technology and broaden our product line. In particular, we expect to incur significant expenses related to further development of our technology.

  Sales and marketing expense consists primarily of salaries, commissions, trade show expenses, travel, advertising, public relations and associated overhead expenses. We plan to increase our direct sales and sales support personnel in the U.S. and internationally. We expect that sales and marketing expenses will increase substantially as we increase our sales and marketing personnel, advertising and other marketing programs.

  General and administrative expense consists primarily of expenses for finance, corporate management, office administration, facilities, insurance, costs associated with expanding our information systems and legal, accounting and other professional fees. During 2000, we signed a lease for an additional 55,000 square foot building that is scheduled to be ready for occupancy in the first half of 2001. The base rent for this lease will be $1.2 million per year over the 10-year life of the lease. Facilities expenses are allocated to cost of revenue, research and development, sales and marketing, and general and administrative expenses based on the square footage used by each department. We expect general and administrative expenses to increase significantly as we add personnel and incur additional costs related to the growth of our business and our operation as a public company.

  From inception to September 30, 2000, we recorded total deferred stock-based compensation of approximately $13.5 million related to options granted to employees, representing the difference between the subsequently deemed fair value of common stock and the exercise price of these options at the date of grant. Options granted are typically subject to a four year vesting period. We amortized $639,000 of deferred stock-based compensation in 1999. During the nine months ended September 30, 2000, we amortized $4.0 million of deferred stock-based compensation. During the remainder of 2000 and in 2001, we expect to amortize deferred stock-based compensation as follows:

                                                           Expected Amortization
                                                               of Stock-Based
   Fiscal Quarter Ending                                        Compensation
   ---------------------                                   ---------------------
                                                              (in thousands)
   December 31, 2000......................................        $ 1,704
   March 31, 2001.........................................          1,429
   June 30, 2001..........................................          1,148
   September 30, 2001.....................................            920
   December 31, 2001......................................            774

  We expect aggregate stock-based compensation amortization of $2.0 million during 2002 and $773,000 during 2003 and $64,000 during 2004. The amount of stock-based compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

  As of September 30, 2000, we had approximately $30.9 million of federal and $31.0 million of state net operating loss carryforwards for tax reporting purposes available to offset future taxable income. These net operating loss carryforwards expire beginning in 2005 for state and 2012 for federal. We have not recognized any benefit from the future use of loss carryforwards for these periods or for any other period since inception because of uncertainty surrounding their realization. The amount of net operating losses that we can utilize may be limited under tax regulations in circumstances including a cumulative stock ownership change of more than 50% over a three year period. Such a change may have already occurred or could occur as a result of this offering.

  In view of the rapidly changing nature of our business and our limited operating history, we believe that period-to-period comparisons of revenue and operating results are not necessarily meaningful and should not be relied upon as indications of future performance. Additionally, despite our sequential quarterly revenue growth since the fourth quarter of 1999, we do not believe that historical growth rates are necessarily sustainable or indicative of future growth.

Results of Operations

Nine Months Ended September 30, 1999 and 2000

 Revenue

  We did not recognize any revenue for the nine months ended September 30, 1999. Revenue was $3.9 million for the nine months ended September 30, 2000.

 Cost of Revenue

  Because we had no revenue in the nine months ended September 30, 1999, we had no cost of revenue during that period. Cost of revenue was $6.2 million for the nine months ended September 30, 2000. Cost of revenue was high in relation to revenue during this period because manufacturing overhead was spread over a relatively low number of units produced.

 Research and Development

  Research and development expense was $6.0 million for the nine months ended September 30, 1999 and $7.1 million for the nine months ended September 30, 2000. The increase was due primarily to:

  . $2.7 million of expenses incurred in the 2000 period associated with the patent cross-license agreement entered into with Lucent Technologies GRL Corp; and

  . the inclusion of additional research and development personnel and additional engineers in 2000.

These increases were partially offset by the inclusion in research and development expense of $2.8 million for the nine months ended September 30, 1999, representing the cost of personnel who were engaged in producing engineering evaluation units of the WavePump product.

 Sales and Marketing

  Sales and marketing expense was $1.8 million for the nine months ended September 30, 1999 and $3.1 million for the nine months ended September 30, 2000. The increase of $1.3 million was due to an increase in sales and marketing personnel and related costs associated with the growth in headcount in 2000.

 General and Administrative

  General and administrative expense was $1.5 million for the nine months ended September 30, 1999 and $3.1 million for the nine months ended September 30, 2000. The increase of $1.6 million was primarily due to an increase in personnel and related costs associated with growth in headcount in 2000.

 Stock-based Compensation

  Stock-based compensation expense was $426,000 for the nine months ended September 30, 1999, and $5.1 million, including $412,000 of stock-based compensation expense included in cost of revenue, for the nine months ended September 30, 2000.

Years Ended December 31, 1997, 1998, and 1999

 Revenue

  Revenue for the year ended December 31, 1999 was $103,000. We did not recognize any revenue until December 1999.

 Cost of Revenue

  Cost of revenue was $682,000 in 1999. Cost of revenue included direct manufacturing costs such as wages and benefits for personnel in our production workforce, who prior to December 1999 were engaged in producing engineering prototypes. The cost of our production workforce was included in research and development expenses prior to December 1999.

 Research and Development

  Research and development expense was $0.7 million in 1997, $3.5 million in 1998, and $7.7 million in 1999. The increase in research and development expense from 1997 to 1998 was primarily due to an increase in research and development personnel and an increase in the consumption of raw materials in the development process. The increase from 1998 to 1999 was primarily due to the significant increase in personnel and related costs associated with the increase of personnel, and materials and supplies in 1999 as compared to 1998. From January 1997 through November 1999, we shipped evaluation units to, and received payments from potential customers of $24,000 in 1997, $183,000 in 1998 and $420,000 in 1999. We treated these payments as reductions in research and development expense rather than recognizing them as revenue. When we began producing WavePump products for customer orders in December 1999, we began to charge the costs for personnel previously engaged in producing engineering prototypes to cost of revenue rather than to research and development expense. The number of personnel engaged in research and development activities decreased from 1998 to 1999 due to this shift of personnel from research and development activities to commercial production activities in December 1999.

 Sales and Marketing

  Sales and marketing expense was $279,000 in 1997, $1.2 million in 1998, and $2.5 million in 1999. The increases during these periods were due to increases in personnel, sales commissions, and marketing and promotional activities, such as advertising, trade show, travel and other business development costs.

 General and Administrative

  General and administrative expense was $346,000 in 1997, $867,000 in 1998 and $2.1 million in 1999. The increases during these periods were due to an increase in general and administrative personnel, and increased accounting, legal, recruiting and facilities costs incurred in connection with growing business activities.

 Stock-based Compensation

  Stock-based compensation expense was $37,000 in 1997, $0 in 1998 and $670,000 in 1999. The increase in 1999 was due to the additional amortization of deferred stock-based compensation resulting from additional stock option grants in 1999.

Quarterly Results of Operations

  The following tables set forth certain unaudited statements of operations data for the six quarters ended September 30, 2000. This data has been derived from the unaudited interim financial statements prepared on the same basis as the audited financial statements contained herein and, in the opinion of management, include all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of such information when read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus. The operating results for any quarter should not be considered indicative of results of any future period.

                                                   Three Months Ended
                          ----------------------------------------------------------------------
                          June 30,  September 30, December 31, March 31, June 30,  September 30,
                            1999        1999          1999       2000      2000        2000
                          --------  ------------- ------------ --------- --------  -------------
                                                     (in thousands)
Statement of Operations
 Data:
Revenue.................       --           --      $   103     $   421  $ 1,133     $  2,318
Cost of revenue.........       --           --          682       1,470    1,735        2,945
Stock-based
 compensation...........       --           --           27          20      219          173
                          -------      -------      -------     -------  -------     --------
Excess of cost of
 revenue over revenue...       --           --         (606)     (1,069)    (821)        (800)
                          -------      -------      -------     -------  -------     --------
Operating expenses:
  Research and
   development..........  $ 2,132      $ 2,378        1,690       1,102    1,279        4,669
  Sales and marketing...      436          834          683         891      895        1,299
  General and
   administrative.......      539          524          625         695      957        1,485
  Stock-based
   compensation.........      103          173          244         362    1,923        2,420
                          -------      -------      -------     -------  -------     --------
Total operating
 expenses...............    3,210        3,909        3,242       3,050    5,054        9,873
                          -------      -------      -------     -------  -------     --------
Loss from operations....   (3,210)      (3,909)      (3,848)     (4,119)  (5,875)      (10,673)
Interest expense........     (250)        (111)        (103)       (144)    (162)        (106)
Interest income and
 other income (expense),
 net....................       24          123          180         156      273          185
                          -------      -------      -------     -------  -------     --------
Net loss................  $(3,436)     $(3,897)     $(3,771)    $(4,107) $(5,764)    $(10,594)
                          =======      =======      =======     =======  =======     ========

 Revenue

  Revenue increased in the three months ended March 31, 2000, June 30, 2000, and September 30, 2000 due to commencement of shipment in commercial volumes of our WavePump product in December 1999 and increased shipments thereafter.

 Cost of Revenue

  We began charging production costs to cost of revenue when we commenced commercial shipments of our WavePump product in December of 1999. Accordingly, our cost of revenue increased in the three months ended March 31, 2000, June 30, 2000, and September 30, 2000 primarily as a result of increased shipment of this product.

 Research and Development

  Our research and development expense decreased in the three months ended December 31, 1999, as costs associated with the production of our WavePump product that previously were being treated as research and development expense were charged to cost of revenue when commercial shipment of the product commenced in December 1999. Because we shipped the WavePump product, research and development expense decreased during the three months ended March 31, 2000, and the cost of revenue increased during this period compared to the prior quarter. Research and development expenses for the three months ended September 30, 2000 increased primarily due to expenses associated with the patent cross-license agreement entered into with Lucent Technologies GRL Corp.

 Sales and Marketing

  Our sales and marketing expense increased during the three months ended September 30, 1999, in part due to a severance payment to an employee whose employment terminated. Our sales and marketing expense increased during the three months ended March 31, 2000 and June 30, 2000 from the prior quarters, primarily due to the cost of trade shows that occurred in those periods. Our sales and marketing expense increased during the three months ended September 30, 2000 primarily due to increased headcount.

 Liquidity and Capital Resources

  Since our inception, we financed our operations primarily through the private sales of common stock and six series of preferred stock offerings, which provided aggregate net proceeds of approximately $92.8 million through September 30, 2000. In September 2000, we completed the sale of approximately
6.0 million shares of Series F preferred stock which provided us with net proceeds of approximately $51.3 million.

  Additionally, as of September 30, 2000 we had borrowed a total of $3.2 million to finance capital equipment acquisitions. At September 30, 2000, we had cash and cash equivalents totaling $57.0 million, excluding $1.4 million which was pledged to support letters of credit to two of our landlords.

  Our financing consisted of the following:

  . In January 1999, we entered into a $2.5 million equipment lease financing agreement. Equipment acquired under the lease financing agreement is subject to repayment over a period not to exceed 48 months. At September 30, 2000, the lease line was fully utilized.

  . In October 1999, we entered into a credit agreement with a bank that provides for a borrowing limit of $2.5 million. In July 2000, the agreement was amended to provide that the advances under the revolving line of credit are subject to a monthly borrowing base of $500,000 plus 90% of the aggregate amount of eligible accounts receivable and shall not exceed the lesser of the borrowing base or $2,500,000. Advances under the line of credit bear interest at the bank's prime rate plus 0.5%. The agreement was renewed in July 2000 with a maturity date of December 31, 2001. The credit agreement includes an equipment facility of up to $1.0 million. At September 30, 2000 no amounts were outstanding under the line of credit and the equipment facility was fully utilized.

  Net cash used in operating activities was $4.8 million in 1998, $11.5 million in 1999, and $11.0 million for the nine months ended September 30, 2000. The use of cash in operating activities resulted from our net losses during all reported periods as we invested heavily in research and development, manufacturing capacity and growth in personnel to support business development and administrative infrastructure.

  Net cash used in investing activities of $5.1 million for the nine months ended September 30, 2000, included $4.6 million for purchase of property and equipment which was offset in part by $482,000 of cash provided by the sale of our investment in our contract manufacturer. Net cash used in investing activities was $1.3 million in 1999 resulting entirely from purchases of property and equipment. The $2.5 million of net cash used in investing activities in 1998 resulted from purchases of property and equipment of $2.0 million, $450,000 of net cash used to acquire less than 10% interest in a contract manufacturer, $422,000 of net cash restricted from use as security for a standby letter of credit issued to our facility lessor, and $461,000 of net cash provided by the sale of property and equipment.

  In 1999, we have made capital expenditures of $1.3 million and in the nine months ended September 30, 2000, we made capital expenditures of $4.6 million to support our manufacturing, research and development, sales and marketing and administrative activities. We expect to spend approximately $26.8 million relating to capital expenditures for the remainder of 2000 and 2001, excluding expense for the possible construction or acquisition of an optical wafer manufacturing facility. We also anticipate that our capital expenditures will increase over the next several years as we expand our facilities and acquire equipment to support expansion of our manufacturing, sales and marketing and research and development activities.

  Net cash provided by financing activities was $8.0 million in 1998, $22.5 million in 1999 and $62.2 million for the nine months ended September 30, 2000, in each case primarily attributable to the sale of preferred stock.

  We believe that the anticipated net proceeds of this offering, together with our existing capital resources, credit facilities and cash flow expected to be generated from future operations, will be sufficient to meet our capital requirements at least through the next twelve months. However, we may be required or could elect to seek additional funding prior to that time. If cash from available sources is insufficient, or if cash is used for unanticipated uses, we may need additional capital sooner than anticipated. In the event we are required, or elect, to raise additional funds, we may be unable to do so on favorable terms, or at all. Further, if we issue new equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Any inability to raise additional capital when we require it could harm our operating results.

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," SFAS No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS No. 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company does not currently hold derivative instruments or engage in hedging activities.

  In December 1999, the SEC issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Adoption of SAB 101 was required in the fourth quarter of 2000, retroactive to the first quarter of 2000. The SEC issued further guidance to assist companies to interpret and implement SAB 101. We believe that our revenue recognition policy complies with SAB 101.

  In March 2000, the FASB issued Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation--an interpretation of APB Opinion 25. Interpretation No. 44 is effective July 1, 2000. Interpretation No. 44 clarifies the application of APB Opinion 25 for various matters, specifically:

  .  The definition of an employee for purposes of applying APB Opinion 25;

  . The criteria for determining whether a plan qualifies as a noncompensatory plan;

  . The accounting consequence of various modification to the terms of a previously fixed stock option or award; and

  . The accounting for an exchange of stock compensation awards in a business combination.

  The adoption of Interpretation No. 44 did not have a material impact on our financial position or results of operations.

Quantitative and Qualitative Disclosure About Market Risk

  We do not currently use derivative financial instruments. We generally place our cash, cash equivalents and short-term investments in high quality corporate bonds. We do not expect any material loss from these investments and do not believe that normal movements in interest rates would have a material impact on the carrying value of these investments. Based on these factors, we believe that our potential interest rate exposure is not material.

  As we expand into foreign markets, our financial results could be affected by factors such as changes in foreign currency rates or weak economic conditions in the foreign markets we plan to target. All of our sales are currently made in U.S. dollars, and a strengthening of the dollar could make our services less competitive in the foreign markets we plan to target.

                                    BUSINESS

Overview

  We develop, manufacture and market high performance optical components and modules for use in the next generation of optical communication networks currently being developed and deployed. Our products are designed to enable optical systems manufacturers and service providers to increase the capacity and reliability of optical networks, extend the reach of optical signals in long-distance networks and build flexible, scalable and cost-effective metropolitan area networks, which are communication network rings that serve metropolitan areas.

Industry Background

 Increase in Communications Traffic Driving the Need for Optical Networking

  Due to the growth of the Internet, the volume of traffic on communications networks has increased significantly. The rate of Internet growth is expected to increase further. According to International Data Corporation, a leading market research firm, the number of Internet users worldwide is estimated to increase from 244 million at the end of 1999 to 726 million by the end of 2004. The market research firm of Ryan, Hankin & Kent estimates that Internet traffic, a major contributor to overall communications traffic, will increase from 350,000 terabytes, or trillions of bytes, per month at the end of 1999 to over 15 million terabytes per month in 2003. This Internet growth drives the need for optical networking technology and, accordingly, the use of optical components.

  In the past, communications networks consisted of voice and data traffic transmitted via electrical signals over copper wire. Communications traffic transmitted over these networks has been subject to interference, loss of signal quality, capacity constraints and high cost. The recent deployment of optical networking technology, which transmits communications traffic over laser-generated pulses of light, significantly improves signal clarity, quality, capacity and lowers costs. In order to increase network capacity and reliability and improve signal quality of communications traffic within their networks, many service providers are seeking to build networks that operate entirely in the optical domain.

 Growth of Optical Networking

  Most existing public communications networks were originally designed to handle lower bandwidth voice intensive traffic and consisted mainly of copper telephone wire and electrical switching equipment. To accommodate the significant growth in communications traffic during recent years on their networks, service providers such as AT&T, Sprint and WorldCom initially upgraded the long-distance portions of their networks to fiber optic transmission equipment or systems connected by fiber optic cable. In order to bring the increased capacity or bandwidth of optical networks closer to end users, optical networking technology is now being deployed within shorter distance, metropolitan area networks which are connected to the long-distance networks. These metropolitan area networks are potentially much greater in number than long-distance networks and consist of greater numbers of network elements.

  Along with an increase in the number of systems and network elements in which optical technologies are deployed, there also have been significant technology developments enabling the capacity to be increased. The capacity of early optical networks was limited because communications network traffic could only be transported over a single optical signal, or wavelength within each fiber. In addition, the development costs of early optical networks was very high due to the need to regenerate optical signals at relatively short intervals within the network. Since an optical signal loses power as it travels down an optical fiber, referred to as attenuation, the optical signal must either be regenerated or amplified in order to retain its integrity. In early optical networks, optical signal regeneration required expensive equipment to convert the optical signal to an electrical signal, raise its power level, and then make it an optical signal again, a very costly process. In recent years, two important optical component technologies have emerged that have helped service providers address these capacity and cost issues: optical amplification and dense wavelength division multiplexing.

  Optical Amplification. Optical amplifiers are used to amplify optical signals without converting them to electrical signals. Optical amplifiers such as Erbium-doped fiber amplifiers, or EDFAs, and Raman amplifiers represent a major cost efficiency, as service providers can reduce the number of costly optical to electrical to optical conversions. Prior to the development of optical amplifiers, optical signal degradation limited the distance over which an optical signal could be transmitted without regeneration to less than 60 kilometers. With the advent of optical amplifiers, optical signals are able to travel several thousand kilometers without requiring an optical to electrical to optical conversion for regeneration.

  Dense Wavelength Division Multiplexing. Dense wavelength division multiplexing, or DWDM, enables the simultaneous transmission of multiple optical signals, or wavelengths, within the same optical fiber. This capability greatly increases the transmission capacity of each optical fiber. Instead of one wavelength, hundreds of wavelengths, also referred to as channels, can be carried by the same fiber simultaneously. As a result, dense wavelength division multiplexing significantly reduces the cost of building and operating a high capacity optical network when compared to the alternative of installing and maintaining additional optical fiber and associated equipment.

 Challenges Facing Optical System Manufacturers

  The development and enhancement of optical amplifier and dense wavelength division multiplexing technologies have enabled improvements in optical network performance and lowered the overall costs of building and maintaining optical networks. Current generation products however, are not sufficient to meet the capacity needs of service providers as they transition to an all-optical network topology, which will require a wide array of new, high performance optical systems. These new, high performance optical systems will need to address a number of important requirements of service providers' next generation optical networks, including:

  Higher Channel Counts. Service providers seek to fit more and more wavelengths, or channels, into a single optical fiber in order to economically increase their network capacity. Dense wavelength division multiplexing technology currently in widespread deployment is limited to roughly 40 channels within a single fiber. To further expand the capacity of their networks in response to the rapid growth in communications traffic, service providers want next generation optical systems that will be capable of accommodating significantly higher numbers of channels, or channel counts, within the same operating wavelength range. As a consequence, narrower channel spacings are required to remain within that range. Service providers are currently in trials with dense wavelength division multiplexing systems with channel counts of 160 and more.

  Increased Data Rates. In addition to seeking to put more channels or wavelengths on each fiber, service providers want to increase the speed or data rate of each channel. This will allow them to increase the overall system capacity. Service providers are currently deploying optical systems referred to as OC-192 systems, where each channel can carry 10 billion bits of data per second, or 10 Gbps. Service providers are in the early stages of testing 40 Gbps systems, known as OC-768 systems, where each channel can carry 40 billion bits of data per second.

  Extended Signal Reach. In order to reduce system deployment costs, service providers are seeking optical networking systems that are capable of extending the distance an optical signal can travel before it requires regeneration. Service providers are beginning to deploy ultra-long haul optical networking systems, which are capable of producing signal reaches two to three times longer than optical systems currently available. As service providers seek to transition to an all-optical network, very long reach optical systems, which do not require any optical to electrical to optical signal regeneration, will be required.

  Greater Flexibility. In the long-distance networks, service providers are attempting to fulfill capacity demand by using technologies such as dense wavelength division multiplexing. As the number of metropolitan area networks increases and high bandwidth services are brought closer to end users, service providers' optical system requirements begin to include network flexibility in addition to raw capacity. Network flexibility allows service providers to configure their networks to address fluctuating capacity demand over time and in various locations. This feature is especially important in managing metropolitan area networks, which typically experience large fluctuations in capacity demand. Service providers need flexible network architectures in the metropolitan area in order to dynamically configure their networks to address fluctuating demand in both time and location. Optical systems must be adjustable and reconfigurable in order to satisfy this fluctuating capacity demand. These systems therefore need components to enable this flexibility.

 Demand for Next Generation Optical Components

  The need for new, high performance optical components that enable the development of next generation optical systems is critical. The deployment of next-generation networks will require optical components that address the following challenges:

  Improved Network Performance. As systems vendors develop and deliver next generation optical systems that combine higher channel counts, higher data rates, extended signal reach and greater flexibility, they require more precise, high performance component technologies and products. With current dense wavelength division multiplexing component technologies, such as thin film filter and fiber Bragg gratings, the potential for channel count and bandwidth expansion is limited because the technology requires that data be transmitted within a defined range of wavelengths with a comparatively large space between each channel. Fiber Bragg gratings are optical fibers that have been treated so as to permit a specific wavelength of light to pass through the grating but reflect all other wavelengths. In addition, optical signal loss and dispersion are more severe at higher data rates and higher channel counts. Since increases in signal loss and dispersion necessitate increases in costly amplification and regeneration to return optical signals to their original forms, service providers and optical system vendors increasingly require optical components with extremely low signal loss and dispersion characteristics. Many existing component technologies increase signal loss and add dispersion, thereby deteriorating the optical signal.

  Production Scalability. As systems vendors introduce next generation optical systems and service providers build out their networks into metropolitan areas, there is an increasing need for component suppliers that are capable of scaling their production capacity as component demand grows. In addition, system manufacturers are increasingly outsourcing their component supply. The ability of an optical component supplier to produce high quality components in high volumes is extremely important to optical systems vendors. Many of the optical component technologies that are used in existing optical systems are dependent on materials that are currently in short supply and for which only a few sources exist.

  Improved Reliability. As optical systems incorporate higher channel counts and higher data rates on each channel, the volume of traffic handled by any one system is increasing dramatically. As a result, the impact of any system downtime is more costly and affects more end users. Consequently, system vendors are continually seeking more reliable optical components for their next generation systems to decrease the likelihood of optical system downtime. Many existing technologies such as thin film filters require the precise packaging of a large number of component parts and, accordingly, are potentially less reliable.

  Customization and Integration Capabilities. Since there are few industry standards for optical components, optical systems manufacturers tend to have a unique combination of performance, packaging, interconnection and reliability requirements for the optical components they incorporate into their systems. As system manufacturers develop their next generation, higher channel count and higher data rate systems, they are increasingly seeking component manufacturers that have the ability to integrate components into custom modules in house so they can reduce the amount of integration and interconnection they must do internally.

  Cost-Effectiveness. Overall optical system cost is a particularly important factor, especially for manufacturers of metropolitan area network systems. Existing component technologies may not cost effectively address metropolitan area network performance, scalability and reliability requirements. To help reduce their overall cost, system vendors are seeking high performance optical components that can address their requirements in a cost-effective manner.

The WaveSplitter Solution

  We develop, manufacture and sell high performance optical components and modules used in next generation optical networks. Our products enable optical systems vendors and service providers to increase the capacity of optical networks, extend the reach of optical signals in the core networks and build flexible, scalable and cost-effective metropolitan area networks. Our products, based on our innovative fused fiber and planar lightguide circuit technology platforms, are designed to enable improved network performance and reliability. Our products and technology platforms provide the following benefits:

  Improved Network Performance. Our products enable optical signals to be transmitted with higher channel counts at narrower channel spacing, higher data rates and over longer distances, thereby increasing the overall amount of communications traffic that can be carried over an optical network. Our fused fiber WavePump product combines the optical signals from several pump lasers to enable higher power optical amplifiers for higher channel count, longer reach optical systems. Our optical interleaver product, WaveProcessor, which is currently in customer trials, is an optical component that enables dense wavelength division multiplexing optical signals to be combined, or interleaved, together to produce extremely high channel counts. We recently demonstrated our next generation interleaver product, which is not yet in customer trials, that combines optical systems to produce a 160 channel count system with narrow channel spacing that enables four times more capacity than the 40 channel count systems commercially available today. Our initial planar lightguide circuit product, WaveArray, which is currently under development, is a glass on silicon based optical component permitting reductions in the size and cost of optical components while adding new functionality. The low signal loss and low dispersion in all of our products enables optical signals to travel further distances before optical signal regeneration is required.

  Scalability. Our fused fiber and planar lightguide circuit platforms are designed to be used in both long haul and metropolitan systems and to facilitate easy upgrading of an optical network to higher channel counts. In addition, our products are designed for high volume manufacturing, with several products utilizing similar packaging. Our engineering team possesses significant optical component manufacturing expertise, which allows us to design all products for efficient, high volume and automated manufacturing. By incorporating simplified component designs, which lend themselves to automated manufacturing, and by contracting multiple manufacturers for our products, we are able to scale production quickly to meet our customers' needs. As a result, the manufacturing capacity of our technology can be expanded more quickly than many competing component technologies, which are handcrafted and depend on the addition of highly skilled operators to increase capacity.

  Superior Reliability. WaveSplitter products are designed and manufactured to meet or exceed the stringent quality and reliability requirements of our customers. Our products are tested to

Telcordia qualification standards used to assess the long-term reliability of optical components for communication systems. Telcordia testing is designed to assure product lifetimes of at least 20 years based on the environment in which the relevant product will be deployed. In addition, our existing manufacturing facilities are all ISO-9001 certified. Our advanced fused fiber and planar lightguide circuit technology platforms allow us to develop products with fewer mechanical and optical parts than optical component technologies, which reduces the potential for device failure and signal loss. As a result, we believe these products are inherently more reliable than devices based on thin-film filters or rare crystalline materials.

  Customized, Flexible Integration Capabilities. Our technology platforms are well-suited to the development and manufacture of standard products with customer-specific performance requirements and to the design and manufacture of wholly customized product solutions. Optical system manufacturers continually establish more stringent system performance requirements and differentiate their products based on optical component solutions. Our technology platforms and manufacturing processes lend themselves to fast design cycles on custom components and rapid ramp to volume manufacture, thus shortening critical time-to-market challenges at the system level.

  Cost-effectiveness. Our technologies enable more integrated component solutions, reducing size and complexity and thereby lowering costs. In addition, we have selected and developed optical component technologies that depend primarily upon abundant, low cost materials available from many sources. Our fused fiber products use optical fiber as the primary raw material, which is abundantly available, low in cost and benefits from many years of industry research and development. Our planar lightguide circuit products, which are currently under development, utilize semiconductor processing technology in order to benefit from cost advantages similar to those experienced with high volume silicon integrated circuit manufacturing. Together these two technologies enable us to design, manufacture and deliver cost effective solutions to our customers.

The WaveSplitter Strategy

  Our objective is to be a leading supplier of high performance optical components and modules for next generation optical networks. Key elements of our strategy include:

  Leverage Multiple Technology Platforms to Expand Product Offering. We intend to use our two complementary technology platforms to broaden our family of optical component products. Our initial products are based on fused fiber technology, which we selected as a technology platform because it enables a combination of very high channel counts at narrow channel spacing, very low signal loss and the ability to handle high levels of optical power. To complement our fused fiber products, we are developing components based on our planar lightguide circuit technology which enable the integration of multiple optical components into one device. We intend to apply these technologies individually and in combination to provide a family of high performance, integrated optical components designed to meet customer-specific requirements. Planar lightguide circuit technology lends itself to the development of component products that route and switch optical signals, including modules that can dynamically add and drop optical signals of a specific wavelength, and other products such as dynamic gain equalizers, intelligent optical monitors and waveguide amplifiers. We also intend to evaluate other technology platforms that are complementary to our existing technology platforms in terms of low cost, scalability and suitability for automation of the production process.

  Deliver Custom Solutions. We provide optical component and modular solutions for each customer's specific needs through the application of our technology platforms. We intend to provide the best combination of performance and value for our customers rather than attempting to apply a single technology platform for all customers and all purposes. We expect this to result in a portfolio of standard optical component products as well as a continuous flow of products customized to fit specific customer needs. We plan to continue developing design capabilities, products and technical expertise in multiple optical component technology platforms in order to complement our customers' research and development efforts. We intend to continue to offer flexible component solutions to improve the performance and cost effectiveness of systems manufacturers' offerings to their service provider customers.

  Increase Production Capacity to Capture Growth Opportunities. We intend to aggressively expand our manufacturing and production capabilities. In order to secure volume order commitments from our customers, we intend to continue demonstrating that our production levels can be scaled to meet and exceed our customers' volume requirements. To facilitate our ability to scale production, improve production yields and lower production costs, we are investing in the development of specialized production equipment to automate the manufacture of our fused fiber products. We are building process know-how into the production equipment software to reduce operator training requirements and facilitate transfer of the process offshore. We are migrating some of our manufacturing production offshore to accelerate production expansion and to obtain labor cost efficiencies. Currently, we are working with Browave Corporation, a contract manufacturer with facilities in both Taiwan and the People's Republic of China, and we are actively seeking other manufacturing relationships to further enhance our manufacturing flexibility and capacity.

  Expand Sales and Marketing Efforts. In order to continue to improve our ability to address market and customer requirements, we intend to expand our sales and marketing efforts. We plan to target the leading established and emerging customers in the long-haul terrestrial, long-haul undersea, and metropolitan market segments. To plan capacity and provide assurance of supply to key accounts, we pursue long-term contractual supply agreements and support major customers through multi-tiered relationships with technical, commercial and executive staff. We believe that our sales and marketing organization will help us build a strong reputation as a supplier of high performance optical components.

  Pursue Strategic Relationships and Acquisitions to Accelerate Growth. We intend to solidify our position as a supplier of high performance optical components by pursuing strategic relationships and acquisitions that can provide us with key intellectual property, complementary technologies and highly-qualified engineering personnel to rapidly increase our technological expertise and expand our product portfolio.

Products

  We develop optical components and modules based on scalable technology platforms for next generation optical networks. Our products are targeted to address critical market needs such as greater flexibility, increased data rates, higher channel counts at narrow channel spacing and extended signal reach. Our technology platforms currently include advanced fused fiber and planar lightguide circuits. These platforms offer rapid scalability, high volume production capability, rapid new product introduction, product customization, and automation of manufacturing processes for cost reduction. Our current products based on these technologies include pump combiners, interleavers, high channel count array waveguide gratings, couplers and wavelength division multiplexers.

  The following table summarizes our products, their functions and their current status:

     Product        Description      Function        Features       Application       Status
-------------------------------------------------------------------------------------------------
 WavePump         Wavelength pump Allows higher   High power      Optical         Commercially
 (Wavelength)     combiner        power optical   handling, very  amplifiers      available
                                  amplifiers by   low insertion
                                  combining       loss, Telcordia
                                  wavelengths of  reliability,
                                  multiple pump   economical
                                  lasers
-------------------------------------------------------------------------------------------------
 WavePump         Polarization    Allows higher   Enables high    Optical         In development
 (Polarization)   pump combiner   power optical   power optical   amplifiers
                                  amplifiers by   amplifiers
                                  combining two
                                  pump lasers
                                  through optical
                                  polarization
-------------------------------------------------------------------------------------------------
 WaveProcessor    Interleaver     Doubles network Very dense      High channel    Customer trials
                                  capacity by     channel         count optical
                                  interleaving    spacing, wide   networks
                                  complementary   channel
                                  sets of         passband, low
                                  channels        dispersion
-------------------------------------------------------------------------------------------------
 WaveArray        Array waveguide A high channel  High channel    High channel    In development
                  dense           count dense     counts, dense   count optical
                  wavelength      wavelength      channel         networks
                  division        division        spacing, good
                  multiplexer     multiplexing    loss
                                  filter based on uniformity,
                                  planar          economical
                                  waveguide
                                  technology
-------------------------------------------------------------------------------------------------
 WaveMetro        Coarse          Allows low-loss Low insertion   Moderate        Customer trials
                  wavelength      filtering of a  loss, flexible  channel count
                  division        small number of channel         optical
                  multiplexer     widely-spaced   plan, Telcordia networks
                                  channels        reliability
-------------------------------------------------------------------------------------------------
 WaveEssentials   Optical         Allows power    Low insertion   High channel    Commercially
                  couplers        splitting or    loss, wide      count optical   available
                  and splitters   combining with  bandwidth,      networks
                                  a range of      Telcordia
                                  split           reliability,
                                  ratios          high-volume
                                                  production

  WavePump(TM) Pump Laser Combiner. Pump combiners are used to increase the power of optical amplifiers by combining the output of multiple pump lasers into one common fiber for higher powered optical signal amplification. This combination can be accomplished through multiple wavelengths or polarization. As more channels are transmitted through a single fiber, higher power optical amplifiers are required to provide the required amplification across all channels. New advanced optical systems for the ultra-long-haul market require additional amplification methods, such as Raman amplification, to transmit signals over longer distances without the need for electrical regeneration. Raman amplification, which results in a significant cost savings in a network, requires higher pump power than traditional optical amplifiers. While some of our competitors have focused their development efforts on creating pump combiners that can operate with a variety of different pump laser wavelengths, our products have been engineered to handle the increased power required for next generation optical amplifiers, increase amplifier efficiency and operate more economically than these competing technologies.

  WaveProcessor(TM) Interleaver. An interleaver is an optical component that separates one multichannel optical signal into two signals, each with half the number of channels, yet with twice the spacing between channels. Interleavers can also be used to combine two wide-spaced multichannel signals into one closely-spaced multichannel signal. This allows technology and products developed for wider-channel-spacing dense wavelength division multiplexing systems to be extended to next-generation systems addressing narrower channel and higher bandwidth demands, and effectively doubles the available capacity of optical networks. As the front-end component in the dense wavelength division multiplexing system, the interleaver determines the filtering performance of the system, and must meet stringent performance criteria. Our WaveProcessor interleaver, which unlike some competing technologies must be temperature controlled to function properly, has low insertion loss to increase system efficiency, a wide channel passband to avoid signal variation across the system, and low dispersion to accommodate high bit-rate channel needs. We have also demonstrated an interleaver with 2.5 GHz channel spacing, a factor of 20 better than needed for current generation dense wavelength division multiplexing systems, showing the future possibilities with this platform.

  WaveArray(TM) High Channel Count Array Waveguide Gratings. Array waveguide gratings, or AWGs, are optical devices, based on a glass-on-silicon platform, that separate a series of wavelengths in one fiber into the individual wavelengths, each of which is carried in a separate fiber. These devices use processes similar to semiconductor lithography to define a large number of optical waveguides that allow filtering of a large number of closely-spaced dense wavelength division multiplexing channels. The semiconductor processing technology used in our WaveArray product permits mass customization, allowing components to be made in high volume while addressing customer's unique needs. Also, the silicon platform in our WaveArray product allows active components such as transmitters and receivers to be integrated with the optical waveguides, permitting reductions in size and cost of optical components while adding new functionality.

  WaveMetro(TM) Coarse Wavelength Division Multiplexer. The WaveMetro is designed to satisfy the anticipated explosive growth in the metropolitan network and need for economical solutions. The WaveMetro is a wavelength division multiplexer that offers a low-loss method to filter a small number of widely spaced channels, which is characteristic of signals used in metropolitan networks. Because the WaveMetro is designed to have a lower cost of initial installation, we believe this product will be an attractive alternative for metropolitan networks.

  WaveEssentials(TM) Couplers and Wavelength Division Multiplexers. Couplers are devices that split an optical signal into two fibers with a split ratio determined during the manufacturing process. Tap couplers are a variety of couplers used in dense wavelength division multiplexing systems to siphon a small amount of the optical signal for monitoring and feedback purposes. The WaveEssentials wavelength division multiplexers are used to combine widely separated wavelength signals, most commonly to combine the pump power into the signal fiber in optical amplifiers. The WaveEssential products offer both low insertion loss and high volume availability at an economical price to meet our customer's needs.

Technology

  We have selected technology platforms that are well suited to meet the requirements of long haul and metropolitan optical networking system providers for optical performance, reliability, cost and the ability to rapidly scale up production capacity. We expect our advanced fused fiber and planar lightguide circuit technology platforms to be the genesis for complementary families of optical component products that offer a combination of superior optical performance and reliability. We also believe that these platforms offer advantages that facilitate mass production, rapid scale up of production capacity and cost reduction. We expect to expand our portfolio of optical component technology platforms to respond to the evolving needs of optical networking systems providers.

  Fused fiber technology platform. Our fused fiber technology platform allows us to produce components that enable higher channel counts at narrower channel spacing, higher data rates and longer reach. This platform allows us to process an optical signal by bringing the core of two fibers together to create an interference effect in the guided light. This interference effect allows us to split or combine optical signals based upon wavelength or polarization. Fused fiber, which uses raw materials that are abundantly available, eliminates the need for external discrete optical elements such as optical lenses, thin film filters and rare crystals which require precision mechanical parts to maintain the optical alignment. As a result, fused fiber products tend to be more reliable and manufacturable. We are also able to take advantage of the many years of research and development on fused fiber in our industry to improve the optical efficiency of our fused fiber products. Our fused fiber products include WavePump, WaveProcessor, WaveEssential and WaveMetro and are designed to be much more reliable and manufacturable.

  Planar lightguide circuit platform. Our planar lightguide circuit platform enables integration of complex optical functions, allowing us to reduce the number of optical components within a small package, or form factor. Our planar lightguide circuit technology leverages semiconductor manufacturing methods to produce lower cost products in high volume. Similar to semiconductor technology, the core technologies of planar lightguide circuit can be divided into design, wafer foundry, packaging and testing. A common wafer foundry can be used to build different customized optical circuits. This platform allows us to integrate more and more optical functions while keeping the form factor small, reliability high and cost low. WaveArray is our first product built on the planar lightguide circuit platform.

  We will apply these and other technologies, individually and in combination, to provide high performance, integrated optical components designed to meet customer-specific requirements. Utilizing our multiple technology platforms, we intend to focus our development efforts on building a broader and deeper array of high performance components and modules to enable high capacity next generation optical networks. Future products enabled by these technologies include reconfigurable add/drop modules, dynamic gain equalizers, intelligent optical monitors and waveguide amplifiers.

Customers

  We sell our products worldwide to optical networking system and subsystem manufacturers. Our target customers are optical amplifier and dense wavelength division multiplexing systems integrators. Our customers focus on various segments of the optical networking market. We are shipping products in volume to Corning and Corvis and are delivering pre-production or evaluation products to Alcatel, Ciena, Cisco, Furukawa, Harmonic, Highwave, Lucent Technologies, Marconi, NEC, Nortel Networks, SDL, Siemens, Sumitomo and Zaffire. In November 2000, we entered into a purchase agreement with Corvis under which Corvis agreed to purchase a minimum of $50 million of our products over the next three years. Under the agreement, Corvis has agreed to purchase $13 million of our products in 2001, $25 million in 2002 and $12 million in 2003. The agreement provides that we have final product pricing approval for 2002 and 2003 and that Corvis would be subject to substantial monetary penalties for nonperformance.

Marketing, Sales and Customer Support

  We market and sell our products through direct sales in North America and through our agents and representatives internationally. Our direct sales organization currently consists of regional sales directors operating in the Western, Central, Northeast and Southeast regions of the United States. We have executed distribution agreements with entities that distribute our products in the United Kingdom, Ireland, Belgium, the Netherlands, Luxembourg, Denmark, Finland, Norway, Sweden and Israel. We also currently maintain working relationships with entities that market our products in Japan and South Korea. We are aggressively increasing our sales and technical support organization to support our customer base through field application engineers and customer support staff. As of September 30, 2000, our sales and marketing organization consisted of 19 professionals in product marketing, applications engineering, sales and customer service positions. We believe strong technical support is required to establish long-term relationships with our customers. A number of individuals in our sales and marketing organization have a Ph.D. in physics or applied physics. This technical collaboration with our customers helps to define the features that are required for our products to be successful in specific applications.

  Our marketing team promotes our products within the communications industry and gathers and analyzes market research. Our marketing professionals help us to identify and define next-generation products by working closely with our customers and our research and development engineers. They also coordinate our participation in trade shows and design and implement our advertising effort.

Research and Development

  We believe that to be successful we must continue to enhance our existing products and develop new products that maintain technological competitiveness. As of November 6, 2000, we have assembled a team of approximately 77 highly skilled optical engineers, manufacturing and test engineers and system and network architects, of which approximately one-third have Ph.D.s. We will continue to make substantial investments in research and development.

  Our product development process is driven by market demand and a close collaboration between our product marketing, sales and product development organizations. We incorporate feedback from our customers in the product development process. We also participate in industry seminars and trade shows where appropriate and incorporate information from these contacts throughout the product development process. In addition to our efforts to enhance our product development process, we believe we must continually improve our manufacturing processes to meet cost and volume targets.

Competition

  The markets we are targeting are new and rapidly evolving, and are highly competitive. We face competition from public and private companies providing products that address the same fiber optic network problems that our products address. The development of alternative solutions to optical transmission problems by competitors, particularly systems companies who also manufacture components, could significantly limit our growth.

  Some companies in the optical systems and component industry that compete with us include Alcatel S.A., Avanex Corporation, Bookham Technology plc, Chorum Technologies Inc., DiCon Fiberoptics, Inc., ITF Optical Technologies, JDS Uniphase Corporation, Kymata Ltd., LightWave Microsystems, Lucent Technologies Inc., New Focus, Inc., Nortel Networks Corporation, and Oplink Communications Inc., among others. Many of these companies are large public companies that have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, our competitors that have large market capitalizations or cash reserves are much better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. Any of these acquisitions could give our competitors a strategic advantage. Many of our potential competitors have significantly more established sales and customer support organizations than we do. In addition, many of our competitors have much greater name recognition and have more extensive customer bases, better developed distribution channels and broader product offerings than our company. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. We expect to encounter potential customers that, due to existing relationships with our competitors, are committed to the products offered by these competitors. As a result, these potential customers may not consider purchasing our products.

  Existing and potential customers are also our existing and potential competitors. These customers may develop or acquire additional competitive products or technologies in the future, which may cause them to reduce or cease their purchases from us. In addition, customers who are also competitors may unfairly disparage our products in order to gain a competitive advantage.

Intellectual Property

  Our success and ability to compete depend substantially upon our internally developed technology. We have five issued patents and one patent application pending with the U.S. Patent and Trademark Office. Our patents expire over the years 2017 through 2019. Our engineering teams have significant expertise in photonic, micro-optic and systems-level design. While we rely on patent, copyright, trade secret and trademark law to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements, speed of product introduction to market and reliable product maintenance are essential to establishing and maintaining a technology leadership position. Others may develop technologies that are similar or superior to our technology.

  We generally enter into confidentiality or license agreements with our employees, consultants, customers and vendors, and generally control access to and distribution of our proprietary information. Our confidentiality agreements, which typically have a term of three years, generally prohibit the disclosure or use of the technology being evaluated or licensed. Despite these efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products is difficult, and we may be unable to prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the United States.

  Substantial litigation regarding intellectual property rights exists in the optical networking industry, and we expect that optical communications products may be increasingly subject to third-party infringement claims as the number of competitors in our industry grows and the functionality of products in different industry segments overlaps. In addition, we believe that many of our competitors have filed or intend to file patent applications covering aspects of their technology on which they may claim our technology infringes. Other third parties may claim infringement by us with respect to our products and our associated technology. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. A successful claim of product infringement against us and failure or inability by us to license the infringed or similar technology could harm our business. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

  In September 2000, we entered into a patent cross-license agreement with Lucent Technologies GRL Corp, an affiliate of Lucent Venture Partners, Inc., one of our stockholders. Under that patent license agreement, Lucent's affiliate granted to us a non-exclusive license to make, have made or sell various optical devices utilizing the subject matter of their patents, which expire over time beginning in 2014. We granted to this Lucent affiliate a non-exclusive license to make, have made or sell various optical devices utilizing the subject matter of our patents. The patents relate to fiber optic components such as interleavers, optical couplers and pump combiners, and their manufacturing processes. The licenses continue for the unexpired terms of the underlying patents.

Manufacturing

  We manufacture most of our products in our facilities in Fremont, California although 5% of our revenue as of September 30, 2000 was derived from WaveEssentials products manufactured in Taiwan by Browave Corporation, our contract manufacturer. We conduct supply chain management, production engineering, documentation control and quality assurance at our manufacturing facility in Fremont. Our arrangement with Browave Corporation continues for five years, subject to renewal for an additional three years after January 31, 2005. Under the arrangement, Browave has agreed to achieve ISO 9001 certification for the products that it manufactures for us. Browave also has agreed to, at our option, replace or repair defective products or alternatively give us a refund for defects.

  We generally purchase materials, mainly optical fiber and metal package materials, for our products based on purchase orders rather than long-term contracts. We purchase a significant amount of our optical fiber from Corning Inc. under an arm's length negotiated purchase order. Under the terms of the purchase order, materials are shipped FOB origin within thirty days of order acceptance and we receive quantity discounts after we purchase a specified amount of materials. We believe that alternative suppliers would also be available in most cases. In some circumstances alternative suppliers may not be available, which could harm our ability to deliver our products on a timely basis.

Employees

  As of September 30, 2000, we had 193 full-time employees, 91 of whom were engaged in manufacturing, 47 in research and development, 21 in sales and marketing, 28 in general and administrative and 5 in quality. None of our employees are represented by a labor union. We have not experienced any work stoppages and we consider our relations with our employees to be good.

  Our future performance depends in significant part upon the continued service of our key technical, sales and senior management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of our key employees could have a material adverse effect on our business, financial condition and results of operations. Our future success also depends on our continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for these personnel is intense, particularly in the Silicon Valley where our headquarters are located, and we may be unable to retain our key personnel in the future.

Facilities

  Our headquarters are currently located in a leased facility in Fremont, California, consisting of approximately 54,000 square feet under a lease that expires in 2006 with options to extend the term for up to another ten years, in two five-year intervals. We are also in the process of constructing an adjacent office facility of approximately 55,000 square feet in Fremont, California, under a lease that expires in 2011 with an option to extend the term for another five years, and a research and development and manufacturing facility of approximately 7,750 square feet in Atlanta, Georgia, under a lease that expires in 2003 with options to extend the term for another four years, in two two-year intervals.

Legal Proceedings

  Although we are not currently a party to any litigation, we may from time to time become involved in litigation arising in the ordinary course of our business.

                                   MANAGEMENT

Executive Officers and Directors

  The following table sets forth information regarding the executive officers, directors, and key employees of WaveSplitter as of September 30, 2000:

            Name            Age Position
            ----            --- --------
 William H. Diamond, Jr....  44 President, Chief Executive Officer and Director
                                Vice President, Chief Financial Officer and
 Bruce C. Pollock..........  57 Secretary
 Jerry R. Bautista, Ph.D...  43 Vice President and Chief Technical Officer
 Sze Lo (Steve) Tsui.......  48 Vice President of Sales and Marketing
 Kevin G. Sullivan, Ph.D...  32 Vice President of Engineering
 Isaac Ohel................  56 Vice President of Operations
 Barbara M. Hubbard........  48 Vice President, Corporate Controller, Treasurer
                                and Assistant Secretary
 Jill Springer.............  50 Vice President of Human Resources
 Matthew J. Lucero.........  37 General Counsel and Assistant Secretary
 Sheau Sheng Chen, Ph.D....  45 Chairman of the Board and Founder
 David Ladd(1)(2)..........  53 Director
 Charles Lau(1)............  51 Director
 Henry R. Nothhaft(1)(2)...  56 Director

--------
(1) Member of Audit Committee

(2) Member of Compensation Committee

  William H. Diamond, Jr., has served as our President and Chief Executive Officer and a member of our board of directors since June 2000. Prior to joining us, Mr. Diamond served as Vice President of Marketing of E-TEK Dynamics, Inc. from October 1998 to June 2000. From July 1997 to October 1998, Mr. Diamond served as Director of Marketing for Lucent Technologies Optoelectronics. From April 1996 to July 1997, Mr. Diamond was Managing Director, Europe, Middle East, Africa, for Best Power Technology, Inc., a unit of General Signal, a manufacturer of various industrial and electronic goods. Prior to joining Best Power, Mr. Diamond served as UK General Manager and European Sales Manager for AT&T Microelectronics Europe, from January 1996 to April 1996. While at AT&T Microelectronics Europe, Mr. Diamond also served as European Marketing Director for Optoelectronics, from April 1992 to January 1996 and UK General Manager from June 1994 to July 1996. Mr. Diamond holds a B.A. from Holy Cross College and an M.B.A. from Georgetown University.

  Bruce C. Pollock has served as our Vice President, Chief Financial Officer and Secretary since December 1998. Prior to joining us, Mr. Pollock served as the Senior Vice President and Chief Financial Officer of Walker Interactive Systems, Inc., from 1994 to June 1998. From 1988 to 1994, Mr. Pollock served as Executive Vice President and Chief Financial Officer of VMX, Inc. Mr. Pollock holds a B.S. from the University of Washington, and M.B.A. and J.D. degrees from the University of California, Berkeley. He is a member of the State Bar of California.

  Jerry R. Bautista, Ph.D. has served as our Vice President and Chief Technical Officer since December 1998. Prior to joining us, Dr. Bautista was with Lucent Technologies for fourteen years, as Director of Planar Technology, where he headed Lucent's planar waveguide business for dense wavelength division multiplexing applications, and served as a member of Bell Labs Basic Research with a focus on fiber and optical components technology. Dr. Bautista holds a B.S. from Stanford University and a Ph.D. from Princeton University, both in Chemical Engineering.

  Sze Lo (Steve)Tsui has served as our Vice President of Sales and Marketing since February 2000. Prior to joining us, Mr. Tsui held senior executive positions at Intellicorp, Walker Interactive, Acer and IBM. Most recently, he served as President of Intellicorp, Inc. from November 1998 to

February 2000. From July 1997 to November 1998, Mr. Tsui served as the Senior Vice President and General Manager of Walker Interactive Systems, Inc.'s North America operations, and as Vice President of Sales of Acer's North America operations, from November 1995 to July 1997. Mr. Tsui holds a B.S. from the School of Industrial Engineering and Operations Research at the University of California, Berkeley and an M.B.A. from the Graduate School of Business at Stanford University.

  Kevin G. Sullivan, Ph.D. has served as our Vice President of Engineering since April 2000 and previously served as our Director of Operations, from August 1999 to April 2000. From May 1996 until joining us, Dr. Sullivan held various positions at Lucent Technologies, including Team Leader of the Network Products Group in 1999 and Member of the Technical Staff of Bell Laboratories from 1996 to 1998. Dr. Sullivan was a Postdoctoral Research Associate from 1994 to 1996 at the University of Rochester, The Institute of Optics, where he also obtained his B.S., M.S. and Ph.D. in Optics.

  Isaac Ohel has served as our Vice President of Operations since April 2000. Prior to joining us, Mr. Ohel was Manufacturing Manager at Agilent/Hewlett Packard from January 1991 to April 2000. While at Agilent/Hewlett Packard, Mr. Ohel formulated the Integrated Circuits manufacturing strategy and led a 400-person team across four manufacturing sites including Southeast Asia. Prior to that position, Mr. Ohel held various positions with the Optical Communications Division of Hewlett Packard, from 1979 to December 1990, including Manager of Fiber Optics Research and Development. Mr. Ohel holds a B.S. in Electrical Engineering from Israel Institute of Technology and a M.S. in Electrical Engineering from Stanford University.

  Barbara M. Hubbard has served as our Vice President, Corporate Controller, Assistant Secretary and Treasurer since April 2000. Prior to joining us, Ms. Hubbard served as a consultant from May 1999 to March 2000. From April 1996 to April 1999, Ms. Hubbard held various management positions at Walker Interactive Systems, Inc., including Vice President of Finance from November 1998 to May 1999, Chief Accounting Officer, Assistant Treasurer and Assistant Secretary since May 1996, and Vice President and Corporate Controller from April 1996 to November 1998. Prior to April 1996, Ms. Hubbard served as the Controller for Intuit, Inc. Ms. Hubbard is a Certified Public Accountant in California and Illinois, and holds a B.S. in Accounting from Illinois State University.

  Jill Springer has served as our Vice President of Human resources since June 2000. Prior to joining us, Ms. Springer served as the Senior Director of Human Resources of TSMC NA, a regional business unit of Taiwan Semiconductor Manufacturing Company, Ltd. in June 1999. From July 1997 to June 1999, Ms. Springer operated a human resources consulting practice specializing in start-up enterprises and small companies. Ms. Springer was the Vice President of Human Resources of KLA-Tencor from May 1995 to June 1997. Ms. Springer holds a B.S. in political science from Illinois State University.

  Matthew J. Lucero has served as our General Counsel and Assistant Secretary since August 2000. Prior to joining us, Mr. Lucero served as Corporate Counsel for E-TEK Dynamics, Inc., from February 1994 to August 2000. Mr. Lucero received a B.A. from Marshall University and a J.D. from Santa Clara University School of Law. He is a member of the State Bar of California.

  Sheau Sheng Chen, Ph.D. is our Founder and has served as Chairman of our Board of Directors since June 2000. From January 1996 to June 2000, Dr. Chen served as our President and Chief Executive Officer, and he continues to provide services to WaveSplitter. Dr. Chen served as Chairman of XMR Corporation, from December 1991 to December 1999. Dr. Chen holds a Ph.D. in physical chemistry from Texas A&M University.

  David Ladd has served as a director since June 1998. Mr. Ladd has been a General Partner of the venture capital firm Mayfield Fund since July 1999 and a Venture Partner of Mayfield Fund from October 1997 to June 1999. Previously, he was Vice President of Lucent Technology, from October 1997 to April 1999 and Chief Technology Officer for Octel Communications from April 1994 to September 1997.

  Charles Lau has served as a director since August 1999. Mr. Lau has been a Managing Director of China Development Industrial Bank U.S. Venture Capital Operations since October 1997. From November 1993 to June 1996, he was Business Development Manager of Carpenter Technology Corp. Mr. Lau holds a B.A. from Queens College in New York.

  Henry R. Nothhaft has served as a director since April 2000. Mr. Nothhaft is Vice Chairman of XO Communications, Inc., formerly NextLink Communications, Inc., which recently merged with Concentric Network Corporation. Mr. Nothhaft joined Concentric as President and Chief Executive Officer in 1995, and became Chairman of the Board in 1998. After the merger with NextLink in 2000, he became Vice Chairman of the Board of NextLink. Mr. Nothhaft also serves on the board of directors for Vertical Networks, Asia Online, XO Communications, Inc. and the Telecommunications Advisory Board of Compaq Computer Corporation. Mr. Nothhaft holds a B.S. from the U.S. Naval Academy and an M.B.A. from George Washington University.

Classified Board of Directors

  Our certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, before the consummation of the offering, three of the nominees to the board will be elected to one-year terms, two will be elected to two-year terms and two will be elected to three-year terms. Thereafter, directors will be elected for three-year terms. Messrs. Chen and Lau have been designated Class I directors whose term expires at the 2001 annual meeting of stockholders. Mr. Diamond has been designated the Class II director whose term expires at the 2002 annual meeting of stockholders. Messrs. Ladd and Nothhaft have been designated Class III directors whose term expires at the 2003 annual meeting of stockholders.

  Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

Board Committees

  We have established an Audit Committee and a Compensation Committee. The Audit Committee reviews our internal accounting procedures and considers and reports to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The Audit Committee currently consists of Messrs. Ladd, Lau and Nothhaft. The Compensation Committee reviews and recommends to the board of directors the salaries, benefits and stock option grants for all employees, consultants, directors and other individuals compensated by us. The Compensation Committee also administers our stock option and other employee benefit plans. The Compensation Committee currently consists of Messrs. Ladd and Nothhaft.

Director Compensation

  We reimburse our non-employee directors for all out-of-pocket expenses incurred in the performance of their duties as directors of WaveSplitter. We currently do not pay fees to our directors for attendance at meetings or for their services as members of the board of directors. Under our 1997 stock plan, directors are eligible to receive stock option grants.

  On April 6, 2000, the board of directors granted an option to purchase 160,000 shares of common stock to Mr. Nothhaft at an exercise price per share of $1.00.

   Under our 2000 Stock Incentive Plan, each non-employee director elected to the board of directors for the first time following this offering will receive upon his election an initial grant of options to purchase 40,000 shares of common stock at fair market value on the date of grant as well as a subsequent annual grant of options to purchase 10,000 shares for each year during the director's term. Options granted upon initial election to the Board will become vested and exercisable as to one-third of the options each anniversary of the date of the grant, and shall be fully vested and exercisable on the third such anniversary. Annual option grants shall become fully vested and exercisable on the first anniversary of the date of grant.

Compensation Committee Interlocks and Insider Participation

  No member of the Compensation Committee of WaveSplitter serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee. See "Certain Relationships and Related Transactions" for a description of transactions between WaveSplitter and entities affiliated with members of the Compensation Committee.

Executive Compensation

                           Summary Compensation Table

  The following table indicates information concerning compensation of our Chief Executive Officer and our most highly compensated executive officers other than the Chief Executive Officer whose salary and bonus exceeded $100,000 for the year ended December 31, 1999. These executives are referred to as the Named Executive Officers elsewhere in this prospectus. The table does not include compensation information for William H. Diamond, Jr. who became our President and Chief Executive Officer in June 2000. Mr. Diamond would have been reported in the table had he been employed by us in 1999. Mr. Diamond's annual base salary for 2000 is $250,000, with a target bonus of 40% or $100,000. For 2000, this bonus will be at least $25,000.

                                                       Long-Term
                                                      Compensation
                                  Annual Compensation    Awards
                                  ------------------- ------------
                                                       Securities
                                                       Underlying   All Other
Name and Principal Position       Year  Salary  Bonus   Options    Compensation
---------------------------       ---- -------- ----- ------------ ------------
Sheau Sheng Chen, Ph.D.(1)....... 1999 $209,231   --          --        --
  Founder, Chairman and Former
  President and Chief Executive
  Officer
Bruce C. Pollock................. 1999  175,653   --     946,780        --
  Vice President, Chief Financial
  Officer and Secretary
Jerry R. Bautista, Ph.D.......... 1999  181,538   --   1,146,780        --
  Vice President and Chief
  Technical Officer

--------
(1) Dr. Chen became our Chairman in June 2000. Prior to that, he served as our President and Chief Executive Officer from January 1996 to June 2000.

Option Grants In Last Fiscal Year

  The following table provides information concerning grants of options to purchase our common stock made during the fiscal year ended December 31, 1999 to the Named Executive Officers.

  In the fiscal year ended December 31, 1999, we granted options to purchase up to an aggregate of 4,351,660 shares to employees, directors and consultants. All options were granted under our 1997 stock plan at exercise prices equal to the fair market value of our common stock on the date of grant, as determined in good faith by the board of directors. All options have a term of ten years. Generally, option shares vest over four years, with 25% of the option shares vesting one year after the option grant date, and the remaining option shares vesting ratably each month for the next 36 months.

  The following table sets forth information with respect to stock options granted to each of the Named Executive Officers in the fiscal year ended December 31, 1999. The exercise price per share of each option was equal to the fair market value of the common stock as determined by the board of directors on the date of grant. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

                                                                                     Potential
                                                                                  Realizable Value
                                                                          Value      at Assumed
                                                                         at grant Annual Rates of
                         Number of   Percent of                            date     Stock Price
                         Securities Total Options                         market  Appreciation for
                         Underlying  Granted to   Exercise or             price     Option Term
                          Options   Employees in  Base Price  Expiration -------- ----------------
          Name            Granted    Fiscal Year   ($/Share)     Date       0%      5%      10%
          ----           ---------- ------------- ----------- ---------- -------- ------- --------
Sheau Sheng
 Chen, Ph.D. ...........       --         --            --           --        --      --       --
Bruce C. Pollock........  600,000       14.4%        $0.07    1/07/2009  $204,000 $68,000 $109,000
                          346,780        8.3          0.20    8/05/2009   277,000 113,000  180,000
Jerry R. Bautista,
 Ph.D. .................  600,000       14.4          0.07    1/07/2009   204,000  68,000  109,000
                          546,780       13.1          0.20    8/05/2009   437,000 178,000  284,000

Option Exercises In Last Fiscal Year and Fiscal Year-End Option Values

  The following table describes for the Named Executive Officers the exercisable and unexercisable options held by them as of December 31, 1999. The "Value of Unexercised In-the-Money Options at Fiscal Year End" is based on the deemed value of our common stock as of December 31, 1999, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option. All options were granted under our 1997 Stock Plan.

                                                   Number of Securities
                                                  Underlying Unexercised     Value of Unexercised
                              Shares              Options at Fiscal Year-   In-The-Money Options at
                             Acquired                       End                 Fiscal Year-End
                                on       Value   ------------------------- -------------------------
           Name              Exercise  Realized  Exercisable Unexercisable Exercisable Unexercisable
           ----              --------- --------- ----------- ------------- ----------- -------------
Sheau Sheng Chen, Ph.D. ...        --        --    800,000         --       $640,000         --
Bruce C. Pollock...........   600,000  $162,000    346,780         --        277,000         --
Jerry R. Bautista, Ph.D. ..   600,000   162,000    546,780         --        437,000         --

  On May 24, 1999, Bruce Pollock exercised an option to purchase 600,000 shares of our common stock. At the time of exercise, 62,500 of these purchased shares were vested and the remaining 537,500 were unvested and subject to repurchase at cost by us. As of December 31,

1999, 150,000 of these purchased shares were vested and 450,000 were unvested. The options become vested over a four-year period while Mr. Pollock remains employed by us.

  On June 22, 1999, Jerry Bautista exercised an option to purchase 600,000 shares of our common stock. At the time of exercise, 62,500 of these purchased shares were vested and the remaining 537,500 were unvested and subject to repurchase at cost by us. As of December 31, 1999, 137,500 of these purchased shares were vested and 462,500 were unvested. The options become vested over a four-year period while Mr. Bautista remains employed by us.

Incentive Plans

 1997 Stock Plan

  The 1997 Stock Plan was adopted by our board of directors on March 15, 1997 and approved by our stockholders on the same date for the benefit of our officers, directors and consultants. This plan has been amended, most recently on April 6, 2000, to approve an additional 7,000,000 shares of common stock for issuance under this plan, which amendment was approved by our stockholders. This plan provides for the grant of incentive stock options and nonstatutory stock options. An aggregate of 16,570,128 shares of common stock are reserved for issuance under this plan. As of September 30, 2000, we had granted options to purchase an aggregate of 13,005,824 shares of common stock under this plan. We will not be granting options under this plan following the offering.

 2000 Stock Incentive Plan

  On September 28, 2000, subject to the approval of our stockholders, our board of directors adopted the 2000 stock incentive plan, or 2000 plan, for the benefit of our officers, employee and non-employee directors, key employees, advisors and consultants. Under the 2000 plan, the board of directors reserved for issuance 16 million shares of common stock initially, plus at the beginning of each fiscal year, starting in 2002 or later, the lesser of:

  .  4 million shares; or

  . 4% of the number of outstanding shares of our common stock on the last trading day of the immediately preceding fiscal year.

  All shares remaining available for grant under our 1997 stock plan will be transferred to the 2000 plan. The 2000 plan will become effective upon the consummation of the initial public offering. No awards may be granted after the tenth anniversary of the effective date of the 2000 plan.

  The 2000 plan provides for the issuance of stock-based incentive awards, including stock options, restricted stock, restricted stock units, dividend equivalents and other stock-based awards. The committee in charge of administering the 2000 plan selects the officers, directors, employees, advisors and consultants of WaveSplitter who will be granted awards. Individuals may be granted more than one award. Under the 2000 Plan, awards covering no more than 50% of the shares reserved for issuance under the plan may be granted to any individual in any one year.

  In addition, the 2000 Plan provides for automatic grants of stock options to non-employee directors. Upon initial election to the board of directors, each non-employee director will automatically receive options to purchase 40,000 shares of common stock and will automatically receive an annual option to purchase 10,000 shares of common stock immediately following our annual meeting of stockholders during the director's term. The exercise price of all these options will be equal to the fair market of our common stock on the date of grant. Each option grant to non-employee directors will have a five-year term. Options granted upon initial election to the board of directors will become vested and exercisable as to one-third of the options each anniversary of the date of grant, and will be fully vested and exercisable on the third anniversary. Annual option grants will become fully vested and exercisable on the first anniversary of the date of grant. Each option granted to non-employee directors will have a five-year term. The board of directors may amend the terms of these automatic option grants without obtaining shareholder approval.

  In the event of a change of control, as defined in the 2000 Plan, if outstanding awards granted under the 2000 Plan are not assumed or substituted for, all restrictions on such awards lapse and the awards become fully vested.

 2000 Employee Stock Purchase Plan

  The 2000 employee stock purchase plan, or employee plan, is designed to allow eligible employees to purchase our common stock at a discount from fair market value and is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code.

  On September 28, 2000, subject to the approval of the stockholders, the board of directors adopted the employee plan and reserved for issuance thereunder 4 million shares of common stock initially, plus, at the beginning of each fiscal year starting in 2002 the lesser of:

  .2 million shares; or

  . 2% of the number of outstanding shares of our common stock on the last trading day of the immediately preceding fiscal year.

  The employee plan will become effective upon the consummation of the initial public offering and will terminate on the tenth anniversary of the effective date.

  Purchases under the employee plan are made approximately every May 31 and November 30 through accumulated payroll deductions. Up to 15% of an employee's "compensation", as defined in the employee plan, may be used for stock purchases under the employee plan. The price of the common stock offered under this plan is an amount equal to the lower of:

  .85% of the fair market value of our common stock at the beginning of the employee's enrollment period; or

  .85% of the date of the stock purchase.

  If on any purchase date the price of our common stock is lower than the stock price on the first day of an employee enrollment period, the employee is automatically withdrawn from and re-enrolled in the employee plan at the fair market value at the date of the enrollment period.

Employment Contracts, Termination of Employment and Change-in-Control
Arrangements

  We have not entered into any employment agreements with any of our employees. However, we have issued offer letters of employment to our key employees. Employment for all employees is at-will and may be terminated by us or by the employee at any time.

  Mr. Diamond's offer letter provides that in the event he is terminated without cause or is constructively terminated, he is entitled to receive (i) a lump sum amount equal to his annual base salary, (ii) his annual bonus prorated through the date of termination, (iii) continuing dental, medical, vision and life insurance for a period of one year following termination and (iv) stock options that would have vested during the twelve months following his date of termination become immediately vested and exercisable.

  In addition, if Mr. Diamond is terminated involuntarily without cause or is constructively terminated, in contemplation of or at any time after a change of control, all of his unvested stock options shall become fully vested; provided that if this termination occurs within one year of commencement of employment, 50% of his unvested stock options shall become fully vested.

  From January 1996 to June 2000, Dr. Chen served as our President and Chief Executive Officer. Dr. Chen's current annual base salary is $240,000 with a target bonus of 40%, or $96,000, for continuing services to WaveSplitter. In addition, if this offering is consummated prior to March 31, 2001, Dr. Chen's options to purchase 600,000 shares of our common stock will become fully vested.

  In the event any of Messrs. Pollock, Tsui or Bautista is terminated involuntarily without cause or is constructively terminated, in contemplation of or at any time after a change of control, all of the unvested stock options shall become fully vested. In addition, in the event that the employment of any of these officers is terminated other than for cause, the vesting of options equal to one month of additional vesting for each month of service performed by such officer accelerates.

  In the event any of Messrs. Lucero, Sullivan or Ohel or Ms. Hubbard or Ms. Springer is terminated involuntarily without cause or is constructively terminated, in contemplation of or at any time after a change of control, all of the unvested stock options shall become fully vested; provided that if this termination occurs within one year of commencement of employment, only 50% of such person's unvested stock options shall become fully vested.

  Additionally, if Mr. Ohel is terminated by us without cause within his first year of employment, he is entitled to receive severance pay equal to six months of base salary.

Limitation of Liability and Indemnification

  Our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  .  under Section 174 of the Delaware General Corporation Law; or

  . for any transaction from which the director derives an improper personal benefit.

  Our certificate of incorporation and bylaws further provide for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. Insofar as indemnification for liabilities arising under the Securities Act may be permitted our directors, officers and controlling persons under the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

  We intend to enter into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of the person's services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. We also maintain directors' and officers' liability insurance.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Since January 1, 1997, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000 and in which any of our directors, executive officers or holders of more than 5% of our common stock, or an immediate family member of any of the foregoing, had or will have a direct or indirect interest other than:

  . compensation arrangements, which are described where required under "Management," and

  .  the transactions described below.

Stock Issuances to our Directors, Officers and Principal Stockholders

  Series F Preferred Stock Financing Round. In September 2000, we sold shares of Series F preferred stock, at a purchase price of $8.54 per share, to:

  . 29,278 shares of Series F preferred stock to William H. Diamond, Jr., our President, Chief Executive Officer and director;

  . 58,556 shares of Series F preferred stock to Henry R. Nothhaft, one of our directors;

  . 234,224 shares of Series F preferred stock to Mayfield IX, Mayfield Associates Fund IV and WaveTrust;

  .  31,621 shares of Series F preferred stock to Luhsi Chen; and

  .  175,668 shares of Series F preferred stock to North America Venture
     Fund, L.P.

  Series D Preferred Stock Financing Round. In July and September 1999, we sold shares of Series D preferred stock, at a purchase price of $1.00 per share, to:

  . 3,500,000 shares of Series D preferred stock to North America Venture Fund, L.P;

  . 3,200,000 shares of Series D preferred stock to Mayfield IX and Mayfield Associates Fund IV; and

  .  1,900,000 shares of Series D preferred stock to Lucent Venture Partners
     Inc.

In connection with the Series D preferred stock financing round, we issued to Mayfield IX, Mayfield Associates Fund IV and Lucent Venture Partners Inc. five-year warrants at an exercise price of $1.00 per share to purchase 178,125 shares, 9,375 shares and 112,500 shares, respectively, of Series D preferred stock shares as consideration for bridge loans that were converted.

  Series C Preferred Stock Financing Round. In June 1998, we sold shares of Series C preferred stock, at a purchase price of $0.68 per share, to:

  . 7,339,448 shares of Series C preferred stock to Mayfield IX and Mayfield Associates Fund IV; and

  .  4,403,672 shares of Series C preferred stock to Lucent Venture Partners
     Inc.

  Series B Preferred Stock Financing Round. In October 1997, we sold 237,692 shares of Series B preferred stock to Luhsi Chen at a purchase price of $0.31 per share.

  Series A Preferred Stock Financing Round. In March 1997, we issued 2,914,668 shares of Series A preferred stock, at a purchase price of $0.06 per share to Sheau Chen, our Chairman of the Board of Directors.

  Each of Mayfield Funds (Mayfield IX, Mayfield Associates Fund IV and WaveTrust), Lucent Venture Partners Inc., and North America Venture Fund L.P., or their affiliated entities, is a 5% or greater stockholder of us.

  David Ladd, one of our directors, is an affiliate of Mayfield IX, Mayfield Associates Fund IV and WaveTrust. Mr. Ladd disclaims beneficial ownership of any of the shares held by these funds. Luhsi Chen is the wife of Sheau Chen, our Chairman of the board of directors. Charles Lau, one of our directors, is an affiliate of North America Venture Fund, L.P. Mr. Lau disclaims beneficial ownership of any of the shares held by North America Venture Fund, L.P.

  Investors' Rights Agreement. WaveSplitter has entered into an investors' rights agreement with all of its purchasers of preferred stock. The agreement provides for information rights, board observation rights and registration rights in favor of these purchasers. These registration rights survive the closing of this offering. See "Description of Capital Stock--Registration Rights."

  Indemnity Agreements. WaveSplitter intends to enter into indemnity agreements with each of its officers and directors containing provisions that require us to indemnify those officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to cover them under any of our liability insurance policies applicable to our directors and officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

  Lucent License Agreement. In September 2000, we entered into a patent cross-license agreement with Lucent Technologies GRL Corp., an affiliate of Lucent Venture Partners, Inc., one of our stockholders. Under that patent license agreement, Lucent's affiliate granted to us a non-exclusive license to make, have made or sell various optical devices utilizing the subject matter of their patents. We granted to this Lucent affiliate a non-exclusive license to make, have made or sell various optical devices utilizing the subject matter of our patents. The patents generally relate to fiber optic components. The licenses continue for the unexpired terms of the underlying patents. As partial consideration for this license, we issued a warrant to this Lucent affiliate to purchase 500,000 shares of our Series F preferred stock at an exercise price of $0.01 per share. This warrant is fully vested and exercisable for a five year period commencing with the date of grant. The estimated fair value of the warrant measured on the date of grant, using the Black-Scholes option pricing model, was $4.5 million. $1.8 million was allocated to purchased technology which is being amortized over 7 years, the estimated life of the technology, and $2.7 million was expensed to research and development in the quarter ended September 30, 2000. We also agreed to pay royalties to this Lucent affiliate commencing when our cumulative revenue from the sale of products exceeds enumerated thresholds which are not expected to be met for several years, if ever.

  Bridge Loans. In April 1999, we received bridge loans, aggregating $2,000,000, from Mayfield IX, Mayfield Associates Fund IV and Lucent Venture Partners Inc. The loans bore interest at a rate of 8% per annum. The loans and the interest totaling $2,034,000 automatically converted into 2,034,000 shares our Series D preferred stock upon the closing of our sale of Series D preferred stock in July 1999. In connection with the loans, we granted warrants to the lenders to purchase 300,000 shares of our Series D preferred stock.

  Amendment to Articles of Incorporation. Prior to the closing of this offering, we intend to amend our articles of incorporation to modify the ratio at which the Series F preferred stock will convert into common stock. The conversion ratio will be amended such that if the offering price decreases below $10.00 per share but not less than $9.00 per share, the conversion ratio of the Series F preferred stock will be increased to a maximum of 1.13 for 1 from a conversion ratio of 1 for 1. Each of William H. Diamond, Jr., the entities affiliated with the Mayfield Funds, of which

David Ladd is an affiliate, and North America Venture Fund, L.P., of which Charles Lau is an affiliate, Henry R. Nothhaft and Luhsi Chen purchased shares of our Series F preferred stock. In addition, Lucent Technologies GRL Corp., an affiliate of Lucent Venture Partners, Inc., one of our stockholders, holds a warrant exercisable for shares of Series F preferred stock.

Loans to Directors and Executive Officers

  The following is a table of loans made by us to certain of our directors and officers, in connection with the purchase of shares of our stock. Each of these loans was made pursuant to a full recourse promissory note secured by a stock pledge. Each of these loans was issued in connection with the exercise of stock options which had previously been granted by the board of directors pursuant to our stock option plans at the fair market value of our common stock on the date of grant, as determined in good faith by our board of directors, based upon market conditions, results of operations and recent sales of preferred stock to third party investors. The notes bear interest at the applicable federal rate for mid-term loans, which is currently approximately 6.0% per annum. All unvested shares purchased by the officers are subject to repurchase by us at the original exercise price if the officer's employment is terminated. As of September 30, 2000, the entire principal amount on each of the following notes was outstanding, except that Mr. Pollock has reduced the principal balance of his May 1999 note to $37,935.

   Director or Officer                  Loan Date   Loan Amount Shares Purchased
   -------------------                ------------- ----------- ----------------
   William H. Diamond, Jr............   August 2000 $5,000,000     2,000,000

   Bruce C. Pollock..................      May 1999     40,500       600,000
                                      February 2000     69,356       346,780

   Jerry R. Bautista, Ph.D...........     June 1999     40,500       600,000
                                         March 2000    109,356       546,780
                                        August 2000     20,000        80,000

   Sze Lo (Steve) Tsui...............    March 2000    226,000       904,000

   Isaac Ohel........................      May 2000    260,000       260,000
                                        August 2000    100,000        40,000

   Barbara M. Hubbard................      May 2000    200,000       200,000

   Sheau Sheng Chen, Ph.D............    March 2000    170,000     1,400,000

   Henry R. Nothhaft.................      May 2000    160,000       160,000

                             PRINCIPAL STOCKHOLDERS

  The following table indicates information as of September 30, 2000 known to us regarding the beneficial ownership of WaveSplitter common stock by:

  . each person known to the board of directors to own beneficially 5% or more of our common stock;

  .  each of our directors;

  .  the named executive officers; and

  .  all of our directors and executive officers as a group.

  Information with respect to beneficial ownership has been furnished by each director, officer or 5% or more stockholder, as the case may be. Except as otherwise noted below, the address for each person listed on the table is c/o WaveSplitter Technologies, Inc., 46430 Fremont Boulevard, Fremont, California 94538.

  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In computing the number of shares beneficially owned by a person and the percent of ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after September 30, 2000 are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percent ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

  Percentage ownership prior to this offering is based on 69,431,465 shares of common stock outstanding as of September 30, 2000 as adjusted to reflect the conversion of all outstanding shares of preferred stock upon the closing of the offering and assuming a public offering price of at least $10.00 per share. To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire our capital stock that are presently outstanding or granted in the future or reserved for future issuance under our stock plans, there will be further dilution to new public investors.

                                                           Percent of Shares
                                              Number of    Beneficially Owned
                                                Shares    --------------------
                                             Beneficially Before the After the
Name                                            Owned      Offering  Offering
----                                         ------------ ---------- ---------
5% Stockholders:
Entities affiliated with Mayfield Fund(1)..   10,961,172     15.7%     13.8%
 2800 Sand Hill Road, Suite 250
 Menlo Park, California 94025


Entities affiliated with Lucent Venture
 Partners Inc.(2)..........................    6,916,172      9.9       8.6
 3180 Porter Drive, Suite D
 Palo Alto, California 94304

North America Venture Fund, L.P.(3)........    3,675,668      5.3       4.6
 3945 Freedom Circle, Suite 270
 Santa Clara, CA 95054

Directors and Named Executive Officers:
Jerry R. Bautista, Ph.D.(7)................    1,226,780      1.8       1.5
Sheau Sheng Chen, Ph.D.(4)(7)..............    5,359,981      7.7       6.7
William H. Diamond, Jr.(7).................    2,000,000      2.9       2.5
Bruce C. Pollock(5)(7).....................      926,300      1.3       1.2
David Ladd(1)..............................   10,961,172     15.7      13.8
Charles Lau(6).............................    3,686,668      5.3       4.6
Henry R. Nothhaft(7).......................      218,556        *         *
Executive officers and directors as a group
 (13 persons)..............................   25,704,624     37.0      32.4

--------
  *  Less than 1% of the outstanding shares of common stock.

 (1) Represents 10,123,731 shares held by Mayfield IX, 532,827 shares held by Mayfield Associates Fund IV and 117,114 shares held by WaveTrust. Mayfield IX Management LLC is the general partner of Mayfield IX and Mayfield Associates Fund IV. David J. Ladd, one of our directors, is a non-managing member of Mayfield IX Management LLC and limited partner of Mayfield Associates Fund IV. The directors and members of Mayfield IX Management LLC disclaim beneficial ownership of the shares held by Mayfield IX and Mayfield Associates Fund IV, except to the extent of their pecuniary interest in these shares. The trustees of WaveTrust disclaim beneficial ownership of the shares held by WaveTrust, except to the extent of their pecuniary interest in these shares. Includes warrants to purchase 187,500 shares held by Mayfield IX and Mayfield Associates Fund IV.

 (2) Includes a warrant to purchase 112,500 shares of our Series D preferred stock issued to Lucent Venture Partners Inc. and a warrant to purchase 500,000 shares of our Series F preferred stock issued to Lucent Technologies GRL Corp.

 (3) North America Venture Fund, L.P., is an affiliate of China Development Industrial Bank U.S. Venture Capital Operations. Mr. Lau, one of our directors, is the Managing Director of China Development Industrial Bank U.S. Venture Capital Operations. However, Mr. Lau disclaims beneficial ownership of the shares held by North America Venture Fund, L.P., except to the extent of his pecuniary interest in these shares.

 (4) Includes 1,614,313 shares held by certain members and family trusts of Dr. Chen's family. Dr. Chen disclaims beneficial ownership of these shares.

 (5) Includes 291,470 shares held by the "Pollock Family Revocable Trust" of which Mr. Pollock is a trustee and has voting and dispositive power over. Also includes 17,600 shares held by certain members of Mr. Pollock's family, beneficial ownership of which is disclaimed by Mr. Pollock.

 (6) Includes 3,675,668 shares held by North America Venture Fund, L.P., an affiliate of China Development Industrial Bank U.S. Venture Capital Operations. Mr. Lau is the Managing Director of China Development Industrial Bank U.S. Venture Capital Operations. However, Mr. Lau disclaims beneficial ownership of the shares held by North America Venture Fund, L.P., except to the extent of this pecuniary interest in these shares.

 (7) The following table indicates those people whose total number of beneficially owned shares include shares subject to a right of repurchase in favor of WaveSplitter as of November 30, 2000 which right of repurchase lapses ratably over time:

                                                                        Shares
                                                                      Subject to
                                                                      Repurchase
                                                                      ----------
   Jerry R. Bautista, Ph.D...........................................   804,529
   Sheau Sheng Chen, Ph.D............................................   700,000
   William H. Diamond, Jr............................................ 1,875,000
   Bruce C. Pollock..................................................   590,362
   Henry R. Nothhaft.................................................   143,334
   Executive officers and directors as a group....................... 5,438,312

                          DESCRIPTION OF CAPITAL STOCK

  Upon the consummation of this offering, we will be authorized to issue 400 million shares of common stock, $0.001 par value per share, and 10 million shares of preferred stock, $0.001 par value per share. The following description summarizes information regarding our capital stock. This information does not purport to be complete and is subject in all respects to the applicable provisions of the Delaware General Corporation Law, our certificate of incorporation and our bylaws.

Common Stock

  As of September 30, 2000, we had 69,431,465 shares of common stock outstanding, after giving effect to the conversion of outstanding shares of preferred stock into common stock upon the closing of the offering and assuming an offering price of $10.00 per share, held of record by approximately 250 stockholders. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Holders of common stock are entitled to receive ratably the dividends, if any, declared from time to time by the board of directors out of legally available funds. Holders of common stock have no conversion, redemption or preemptive rights to subscribe to any of our securities. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets remaining after provision for payment of liabilities to creditors. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Preferred Stock

  Upon the closing of this offering, each outstanding share of preferred stock will be converted into shares of common stock. Upon the closing of this offering, each outstanding share of Series F preferred stock will automatically convert into as many as 1.13 shares or as little as one share of common stock. This conversion ratio is determined by the initial public offering price of the shares in this offering. If the initial public offering price per share is equal to or greater than $10.00, then each outstanding share of Series F preferred stock will automatically convert into one share of common stock. However, if the initial public offering price per share is less than $10.00 but greater than or equal to $9.00, then each outstanding share of Series F preferred stock will automatically convert into that number of shares of common stock equal to the result obtained by dividing $8.54 by the greater of:

  .  $8.54 less the difference between $10.00 and the offering price; or

  .  $7.54.

  The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. We cannot predict the effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, the effects could include one or more of the following:

  .  restricting dividends on the common stock;

  .  diluting the voting power of the common stock;

  .  impairing the liquidation rights of the common stock; or

  . delaying or preventing a change in control of us without further action by the stockholders.

  Upon the consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Registration Rights

  Upon completion of the offering, the holders of an aggregate of approximately 57,004,784 shares of common stock, including 1,280,180 shares issuable upon exercise of outstanding warrants, will be entitled to rights with respect to the registration of these shares under the Securities Act of 1933, as amended, or the Securities Act. Under the terms of the registration rights agreements, if we propose to register any of its securities under the Securities Act, either our own account or for the account of other securityholders exercising registration rights, these holders are entitled to notice of this registration and are entitled to include shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in the registration. These registration rights have been waived with respect to this offering. Holders of these rights may also require us to file a registration statement under the Securities Act of 1933 at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect this registration, subject to conditions and limitations. Furthermore, stockholders with registration rights may require us to file additional registration statements on Form S-3, subject to conditions and limitations.

Delaware Anti-Takeover Law

  We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
  . before the date of the business combination, the transaction is approved by the board of directors of the corporation;

  . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding stock; or

  . on or after the date the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

  A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent and Registrar

  ChaseMellon Shareholder Services, L.L.C. will serve as Transfer Agent and Registrar for our common stock.

Listing

  WaveSplitter has applied to have its common stock quoted on the Nasdaq National Market under the trading symbol "WVSP."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the future. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

  After this offering, we will have outstanding 79,431,465 shares of common stock, assuming an initial public offering price of $10.00 per share, no exercise of the underwriters' over allotment option and no exercise of options or warrants after September 30, 2000. This includes 10,000,000 shares that we are selling in the offering, which may be resold immediately in the public market. The remaining 69,431,465 shares will become eligible for resale in the public market as shown in the table below, subject to a right of repurchase in favor of WaveSplitter applicable to some of our common stock. We have the right to repurchase some shares of common stock issued from the exercise of options awarded under our stock option plans. The right of repurchase lapses over time in accordance with a vesting schedule under which we may reacquire the shares at the original purchase price if the optionee's service to us terminates before the shares vest.

    Number of Shares/Percent
 outstanding after the offering Date of Availability for Sale
 ------------------------------ -----------------------------
        8,678,870 / 10.9%       120 days after the date of this prospectus if
                                we do not complete a follow-on public offering
                                within this 120 day period. If we complete a
                                follow-on public offering within this period,
                                none of these shares will be eligible for
                                resale at this time.
       49,521,726 / 62.3%       180 days after this prospectus, if we do not
                                complete a follow-on public offering within 120
                                days after the date of this prospectus. If we
                                complete a follow-on public offering within 120
                                days after the date of this prospectus, all of
                                these additional shares, as well as the shares
                                noted in the preceding paragraph, will be
                                eligible for resale upon the later of (a) 180
                                days after the date of this prospectus or (b)
                                90 days after the date of the prospectus
                                relating to the follow-on public offering. All
                                of the shares subject to resale set forth in
                                this and the preceding paragraph are restricted
                                by virtue of a lock-up agreement with the
                                underwriters. The underwriters may release all
                                or a portion of the shares subject to these
                                agreements at any time without public notice.
         7,057,699 / 8.9%       Between 180 days and 365 days after the date of
                                this prospectus, or between 120 and 365 days if
                                we do not complete a follow-on public offering
                                within 120 days of the date of this prospectus,
                                these additional shares will become eligible
                                for resale, subject to the resale limitations,
                                including where applicable, volume limitations,
                                of Rule 144 under the Securities Act.
         4,173,170 / 5.3%       365 days after the date of this prospectus,
                                these additional shares will become eligible
                                for resale, subject to resale limitations,
                                including where applicable, volume limitations,
                                of Rule 144 under the Securities Act.

  At the request of WaveSplitter, the underwriters are reserving up to 990,000 shares of common stock for sale at the initial public offering price to directors, officers, employees, customers and friends through a directed share program. Any shares purchased through the directed share program will not be subject to the lock-up agreement referred to above. In addition, WaveSplitter has received a preliminary, non-binding indication of interest from a potential purchaser who may want to purchase up to 500,000 shares through the directed share program. If this potential purchaser does elect to participate in the offering, it will be asked to sign a lock-up agreement for its shares. The underwriters expect that the lock-up agreement will provide that on the first trading day, up to one-half of the shares purchased may be sold depending on the price performance of our stock once it begins trading. Beginning on the second day of trading, the greater of (a) 5,000 shares per day or (b) 1.5% of the average daily trading volume will be eligible for resale each day.

  In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 79,431 shares immediately after this offering; or

  . the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

  Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

  Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the lock-up agreements described in the preceding table.

  We intend to file a Registration Statement on Form S-8 registering shares of common stock subject to outstanding options or reserved for future issuance under our stock plans.

                                  UNDERWRITING

  WaveSplitter and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and U.S. Bancorp Piper Jaffray Inc. are the representatives of the underwriters.

   Underwriters                                                 Number of Shares
   ------------                                                 ----------------
   Goldman, Sachs & Co. .......................................
   J.P. Morgan Securities Inc. ................................
   Bear, Stearns & Co. Inc. ...................................
   U.S. Bancorp Piper Jaffray Inc. ............................
                                                                   ----------
       Total...................................................    10,000,000
                                                                   ==========

  Under the terms and conditions of the underwriting agreement, the underwriters are committed to take and pay for all of the shares offered by this prospectus, if any are taken. If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,500,000 shares from WaveSplitter to cover such sales. They may exercise that option for 30 days. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

  The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by WaveSplitter. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                               Paid by WaveSplitter
                               --------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
   Per Share..........................................    $            $
   Total..............................................    $            $

  Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a
discount of up to $     per share from the initial public offering price. Any
of such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $ per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

  WaveSplitter has agreed with the underwriters not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans.

  WaveSplitter's directors, officers and substantially all of its stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This restriction shall terminate as to 15% of the locked-up shares 120 days after the date of this prospectus if WaveSplitter does not complete a follow-on offering within 120 days after the date of this prospectus. If Wavesplitter does complete a follow-on offering within 120 days after the date of this prospectus, then the restriction will expire the later of 180 days after the date of the prospectus or 90 days after the date of the prospectus relating to the follow-on offering, resulting in a maximum 210 day lock-up period. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

  Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among WaveSplitter and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be WaveSplitter's historical performance, estimates of the business potential and earnings prospects of WaveSplitter, an assessment of WaveSplitter's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  WaveSplitter has applied to have its common stock quoted on the Nasdaq National Market under the symbol "WVSP".

  In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely effect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

  The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

  Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.


  At the request of WaveSplitter, the underwriters are reserving up to 990,000 shares of common stock for sale at the initial public offering price to directors, officers, employees, customers and friends through a directed share program. Any shares purchased through the directed share program will not be subject to the lock-up agreement referred to above. WaveSplitter has received a preliminary, non-binding indication of interest from a potential purchaser who may want to purchase up to 500,000 shares through the directed share program. If this potential purchaser does elect to participate in the offering, it will be asked to sign a lock-up agreement for its shares. The underwriters expect that the lock-up agreement will provide that on the first trading day, up to one-half of the shares purchased may be sold depending on the price performance of our stock once it begins trading. Beginning on the second day of trading, the greater of (a) 5,000 shares per day or (b) 1.5% of the average daily trading volume will be eligible for resale each day. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares sold. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

  The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

  WaveSplitter estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2,125,000.

  WaveSplitter has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

  The validity of the shares of common stock being offered will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California. Attorneys of Skadden, Arps, Slate, Meagher & Flom LLP, and an investment partnership comprised of partners of that firm beneficially own an aggregate of 111,712 shares of common stock. Select legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, Palo Alto, California.

                                    EXPERTS

  The financial statements of WaveSplitter Technologies, Inc. as of December 31, 1998 and 1999 and September 30, 2000 and for each of the three years in the period ended December 31, 1999 and the nine months ended September 30, 2000 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given the authority of said firm as experts in auditing and accounting.

                         CHANGE IN INDEPENDENT AUDITORS

  In August 2000, we decided to replace Deloitte & Touche LLP as our independent auditors with PricewaterhouseCoopers LLP. Our board of directors approved the decision to change independent auditors. We had no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures during our two most recent fiscal years and interim period prior to our change in independent auditors which, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused them to make reference to the matter in their report.

                             ADDITIONAL INFORMATION

  We filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered. This prospectus does not contain all of the information described in the registration statement and the related exhibits and schedules. For further information with respect to WaveSplitter and the common stock being offered, reference is made to the registration statement and the related exhibits and schedule. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the reference. A copy of the registration statement and the related exhibits and schedule may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the Commission. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                        WAVESPLITTER TECHNOLOGIES, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.........................................  F-2
Balance Sheets as of December 31, 1998 and 1999 and for the nine months ended September 30, 2000.................................................  F-3
Statement of Operations for the years ended December 31, 1997, 1998 and
 1999 and for the nine months ended September 30, 1999 (unaudited) and
 September 30, 2000.......................................................  F-4
Statement of Stockholders' Equity (Deficit) for the years ended December
 31, 1996, 1997, 1998 and 1999 and for the nine months ended September 30,
 2000.....................................................................  F-5
Statement of Cash Flows for the years ended December 31, 1997, 1998 and
 1999 and for the nine months ended September 30, 1999 (unaudited) and
 September 30, 2000.......................................................  F-6
Notes to Financial Statements.............................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of WaveSplitter Technologies, Inc.

  The reincorporation described in Note 10 to the financial statements has not been consummated at November 8, 2000. When consummated, we will be in a position to furnish the following report:

  In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of WaveSplitter Technologies, Inc. at December 31, 1998 and 1999 and September 30, 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, and the nine months ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

San Jose, California
November 8, 2000

                        WAVESPLITTER TECHNOLOGIES, INC.

                                 BALANCE SHEETS
                (in thousands, except per share and share data)

                                                                     Pro Forma
                                                                   Stockholders'
                                    December 31,                      Equity
                                  -----------------  September 30, September 30,
                                   1998      1999        2000          2000
                                  -------  --------  ------------- -------------
                                                                    (unaudited)
             ASSETS
Current assets:
 Cash and cash equivalents......  $ 1,336  $ 10,994    $ 57,023
 Accounts receivable, net.......       93       152       1,664
 Inventories....................       --       184         634
 Prepaid expenses and other
  current assets................      378       127         875
                                  -------  --------    --------
   Total current assets.........    1,807    11,457      60,196
Property and equipment, net.....    1,793     3,513       7,153
Restricted cash.................      422       422       1,422
Investment in Browave...........      450       450          --
Intangible assets...............       --        --       1,754
Other assets....................      151       293         616
                                  -------  --------    --------
   Total assets.................  $ 4,623  $ 16,135    $ 71,141
                                  =======  ========    ========

    LIABILITIES, CONVERTIBLE
        PREFERRED STOCK,
    AND STOCKHOLDERS' EQUITY
            (DEFICIT)
Current liabilities:
 Accounts payable...............  $   481  $    584    $  2,237
 Accrued liabilities............      566     1,087       2,999
 Capital leases, current
  portion.......................       --       403         846
 Note payable, current
  portion.......................       --       281         480
                                  -------  --------    --------
 Total current liabilities......    1,047     2,355       6,562
 Note payable, long-term
  portion.......................       --        --         405
 Capital lease, long-term
  portion.......................       --     2,082       1,440
                                  -------  --------    --------
   Total liabilities............    1,047     4,437       8,407
                                  -------  --------    --------

Commitments (Note 5)
Series A, B, C, D, E and F
 Convertible Preferred Stock and
 warrants (cumulative
 liquidation preferences were
 $10,866, $31,743 and $93,056 at
 December 31, 1998 and 1999 and
 September 30, 2000,
 respectively.).................   11,004    32,141      97,964
                                  -------  --------    --------
Stockholders' equity (deficit):
 Preferred Stock, $.001 par
  value, no shares authorized,
  issued or outstanding,
  actual; 10,000,000 shares
  authorized; no shares issued
  and outstanding, pro forma....
 Common Stock, $.001 par value,
  400,000,000 shares
  authorized; 2,839,960,
  4,659,280 and 13,706,861
  shares issued and outstanding
  at December 31, 1998, 1999
  and September 30, 2000,
  respectively, actual;
  400,000,000 shares
  authorized, 69,431,465 shares
  issued and outstanding pro
  forma.........................        4         5          14      $     69
 Additional paid-in capital.....       44     1,863      23,528       121,437
 Stockholders' notes
  receivable....................       --       (81)     (6,810)       (6,810)
 Deferred stock-based
  compensation..................       --    (1,014)    (10,281)      (10,281)
 Accumulated deficit............   (7,476)  (21,216)    (41,681)      (41,681)
                                  -------  --------    --------      --------
   Total stockholders' equity
    (deficit)...................   (7,428)  (20,443)    (35,230)     $ 62,734
                                  -------  --------    --------      --------
   Total liabilities,
    convertible preferred stock
    and stockholders' equity
    (deficit)...................  $ 4,623  $ 16,135    $ 71,141
                                  =======  ========    ========

   The accompanying notes are an integral part of these financial statements.

                        WAVESPLITTER TECHNOLOGIES, INC.

                            STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                                                            Nine Months Ended
                               Year Ended December 31,        September 30,
                               --------------------------  --------------------
                                1997     1998      1999       1999       2000
                               -------  -------  --------  ----------- --------
                                                           (unaudited)
Revenue......................  $    --  $    --  $    103    $    --   $  3,872
Cost of revenue (exclusive of
 non-cash stock-based
 compensation of $0, $0, $27
 in 1997, 1998, 1999, $0 and
 $412 for the nine months
 ended September 30, 1999 and
 2000).......................       --       --       682         --      6,150
Stock-based compensation.....       --       --        27         --        412
                               -------  -------  --------    -------   --------
Excess of cost of revenue
 over revenue................       --       --      (606)        --     (2,690)
                               -------  -------  --------    -------   --------
Operating expenses:
  Research and development
   (exclusive of non-cash
   stock-based compensation
   of $23, $0 and $294 in
   1997, 1998 and 1999, $164
   and $607 for the nine
   months ended September 30,
   1999 and 2000)............      740    3,541     7,708      6,018      7,050
  Sales and marketing
   (exclusive of non-cash
   stock-based compensation
   of $5, $0 and $161 in
   1997, 1998 and 1999, $128
   and $725 for the nine
   months ended September 30,
   1999 and 2000)............      279    1,229     2,494      1,811      3,085
  General and administrative
   (exclusive of non-cash
   stock-based compensation
   of $9, $0 and $215 in
   1997, 1998 and 1999, $134
   and $3,373 for the nine
   months ended September 30,
   1999 and 2000)............      346      867     2,116      1,491      3,137
  Stock-based compensation...       37       --       670        426      4,705
                               -------  -------  --------    -------   --------
   Total operating expenses..    1,402    5,637    12,988      9,746     17,977
                               -------  -------  --------    -------   --------
Loss from operations.........   (1,402)  (5,637)  (13,594)    (9,746)   (20,667)
Interest income..............       22      118       343        161        693
Interest expense.............       --      (18)     (488)      (385)      (412)
Other income (expense).......       --        5        (1)        --        (79)
                               -------  -------  --------    -------   --------
Net loss.....................   (1,380)  (5,532)  (13,740)    (9,970)   (20,465)
Accretion of Series B
 convertible preferred
 stock.......................     (200)      --        --         --         --
                               -------  -------  --------    -------   --------
Net loss applicable to common
 stock.......................  $(1,580) $(5,532) $(13,740)   $(9,970)  $(20,465)
                               =======  =======  ========    =======   ========
Basic and diluted net loss
 per common stock............  $ (0.73) $ (1.96) $  (4.24)   $ (2.97)  $  (4.18)
                               =======  =======  ========    =======   ========
Basic and diluted weighted
 average shares outstanding..    2,166    2,828     3,239      3,355      4,896
                               =======  =======  ========    =======   ========
Basic and diluted pro forma
 net loss per common stock
 (unaudited):................                    $  (0.35)             $  (0.38)
                                                 ========              ========
Basic and diluted weighted
 average shares used in
 computing pro forma net loss
 per common stock
 (unaudited).................                      39,468                54,233
                                                 ========              ========

   The accompanying notes are an integral part of these financial statements.

                        WAVESPLITTER TECHNOLOGIES, INC.

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (in thousands, except share data)

                            Common Stock     Additional Stockholders'   Deferred                    Total
                          ------------------  Paid-in       Notes     Stock-based  Accumulated  Stockholders'
                            Shares    Amount  Capital    Receivable   Compensation   Deficit   Equity (Deficit)
                          ----------  ------ ---------- ------------- ------------ ----------- ----------------
Balance at December 31,
 1996...................   5,656,000   $ 6    $   347      $    --      $     --    $   (212)      $    141
Conversion of common
 stock into Series A
 preferred stock........  (5,656,000)   (6)      (347)          --            --          --           (353)
Issuance of common stock
 to founders for cash
 and services...........   3,000,000     3          6           --            --          --              9
Repurchase of common
 stock issued to
 founders...............    (344,000)   (1)        (1)          --            --          --             (2)
Exercise of common stock
 options................     100,000     1          1           --            --          --              2
Issuance of common stock
 options to employees ..          --               37           --           (37)         --             --
Amortization of deferred
 stock-based
 compensation...........          --    --         --           --            37          --             37
Repurchase of Series A
 preferred stock in
 excess of the original
 issuance price.........          --    --         --           --            --        (152)          (152)
Accretion of Series B
 preferred stock issued
 at $0.15...............          --    --         --           --            --        (200)          (200)
Net loss................          --    --         --           --            --      (1,380)        (1,380)
                          ----------   ---    -------      -------      --------    --------       --------
Balance at December 31,
 1997...................   2,756,000     3         43           --            --      (1,944)        (1,898)
Exercise of common stock
 options................      83,960     1          1           --            --          --              2
Net loss................          --    --                      --            --      (5,532)        (5,532)
                          ----------   ---    -------      -------      --------    --------       --------
Balance at December 31,
 1998...................   2,839,960     4         44           --            --      (7,476)        (7,428)
Exercise of common stock
 options................   1,819,320     1        108          (81)           --          --             28
Issuance of common stock
 options to employees...          --            1,553           --        (1,553)         --             --
Issuance of common stock
 options to
 consultants............          --    --        158           --          (158)         --             --
Amortization of deferred
 stock-based
 compensation...........          --    --         --           --           697          --            697
Net loss................          --    --         --           --            --     (13,740)       (13,740)
                          ----------   ---    -------      -------      --------    --------       --------
Balance at December 31,
 1999...................   4,659,280     5      1,863          (81)       (1,014)    (21,216)       (20,443)
Conversion of Series A
 preferred stock into
 common stock...........     569,000     1         35           --            --          --             36
Exercise of common stock
 options................   8,478,581     8      7,246       (6,729)           --          --            525
Issuance of common stock
 options to
 consultants............          --    --      2,514           --        (2,514)         --             --
Issuance of common stock
 options to employees...          --    --     11,870           --       (11,870)         --             --
Amortization of deferred
 stock-based
 compensation...........          --    --         --           --         5,117          --          5,117
Net loss................          --    --         --           --            --     (20,465)       (20,465)
                          ----------   ---    -------      -------      --------    --------       --------
Balance at September 30,
 2000...................  13,706,861   $14    $23,528      $(6,810)     $(10,281)   $(41,681)      $(35,230)
                          ==========   ===    =======      =======      ========    ========       ========

   The accompanying notes are an integral part of these financial statements.

                        WAVESPLITTER TECHNOLOGIES, INC.

                            STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                             Nine Months Ended
                               Year Ended December 31,         September 30,
                               --------------------------  ---------------------
                                1997     1998      1999       1999       2000
                               -------  -------  --------  ----------- ---------
                                                           (unaudited)
Cash flows from operating
 activities:
 Net loss....................  $(1,380) $(5,532) $(13,740)   $(9,970)  $(20,465)
 Adjustments to reconcile net
  loss to net cash used in
  operating activities:
 Depreciation and
  amortization...............       68      275       685        445         986
 Accretion of capital lease..       --       --        24         18          18
 Loss on sale of property and
  equipment..................       --       48        --         --          --
 Gain on sale of investment..       --       --        --         --        (32)
 Amortization of stock-based
  compensation...............       37       --       697        425       5,117
 Amortization of debt
  discount on line of
  credit.....................        7       --        20         --        (60)
 Amortization of debt
  discount on bridge loan....       --       --       151        151          --
 Non-cash interest expense...       --       --        34         34          --
 Non-cash license fee
  included in research and
  development................       --       --        --         --       2,743
 Change in assets and
  liabilities:
 Accounts receivable.........       (9)     (84)      (59)         5     (1,512)
 Inventories.................       --       --      (184)        --       (450)
 Prepaid expenses and other
  assets.....................      (13)    (364)      311        204       (688)
 Other assets................      (18)    (131)      (63)       (31)      (237)
 Accounts payable............      (12)     457       103        451       1,653
 Accrued liabilities.........       35      499       521        579       1,912
                               -------  -------  --------    -------   ---------
  Net cash used in operating
   activities................   (1,285)  (4,832)  (11,500)    (7,689)   (11,015)
                               -------  -------  --------    -------   ---------
Cash flows from investing
 activities:
 Investment in Browave.......       --     (450)       --         --         482
 Purchase of property and
  equipment..................     (431)  (2,049)   (1,331)      (914)    (4,626)
 Sale of property and
  equipment..................       --      461        --         --          --
 Restricted cash.............       --     (422)       --         --     (1,000)
                               -------  -------  --------    -------   ---------
  Net cash used in investing
   activities................     (431)  (2,460)   (1,331)      (914)    (5,144)
                               -------  -------  --------    -------   ---------
Cash flows from financing
 activities:
 Proceeds from issuance of
  common stock to founders...        8       --        --         --          --
 Proceeds from issuance of
  common stock upon exercise
  of options.................        2        2        28         23         525
 Repurchase of common stock..       (1)      --        --         --          --
 Proceeds from issuance of
  convertible preferred
  stock, net.................    2,576    7,955    18,769     18,769      61,258
 Repurchase of preferred
  stock......................     (240)      --        --         --          --
 Proceeds from loan from
  shareholders...............       --       --     2,000      2,000          --
 Borrowings under line of
  credit.....................       --       --       281         --         604
 Payments under capital lease
  obligations................       --       --       (12)       (11)      (199)
 Proceeds received in
  connection with leaseback..       --       --     1,423      1,423          --
                               -------  -------  --------    -------   ---------
  Net cash provided by
   financing activities......    2,345    7,957    22,489     22,204      62,188
                               -------  -------  --------    -------   ---------
Net increase in cash and cash
 equivalents.................      629      665     9,658     13,601      46,029
Cash and cash equivalents at
 beginning of period.........       42      671     1,336      1,336      10,994
                               -------  -------  --------    -------   ---------
Cash and cash equivalents at
 end of period...............  $   671  $ 1,336  $ 10,994    $14,937   $  57,023
                               =======  =======  ========    =======   =========
Supplemental disclosure of
 non-cash investing and
 financing activities:
 Equipment acquired under
  capital lease..............  $    --  $    --  $  2,497    $ 2,497   $      --
 Note payable and accrued
  interest converted to
  convertible preferred
  stock......................       --       --     2,034      2,034          --
 Conversion of common stock
  into Series A convertible
  preferred stock............      354       --        --         --          --
 Conversion of Series A
  preferred stock into common
  stock......................       --       --        --         --          36
 Issuance of common stock
  options....................       --       --     1,711      1,247      14,384
 Exercise of stock options
  for stockholders' notes
  receivable.................       --       --        81         81       6,729
 Issuance of warrants in
  connection with capital
  lease, bridge loan, line of
  credit and operating lease
  ...........................       --       --       334        254         104
 Issuance of warrants to
  license patents............       --       --        --         --       4,497
Supplemental disclosure of
 cash flow information:
 Cash paid during the period
  for interest...............       --       --       291        199         313

   The accompanying notes are an integral part of these financial statements.

                        WAVESPLITTER TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

Note 1--The Company and Significant Accounting Policies:

 The Company

  WaveSplitter Technologies, Inc. (the "Company"), was incorporated as Applied Fiber Optics Inc. in California on January 2, 1996. The Company develops, manufactures and markets high performance optical components for use in the next generation of optical communication networks. The Company's products are designed to enable optical systems manufacturers and service providers to increase the capacity and reliability of optical networks, extend the reach of optical signals in long-distance networks and build flexible, scalable and cost-effective metropolitan area networks. In February 1999, Applied Fiber Optics Inc. amended its articles of incorporation, changing its name to WaveSplitter Technologies, Inc.

  During the period from inception until November 30, 1999, the Company was in the development stage and received payments of $24,000, $183,000, and $420,000 for the years ended December 31, 1997, 1998 and 1999, respectively, for the shipment of evaluation units. Since the Company was in the development stage and the evaluation units were of a prototype nature, such payments have been recorded as a reduction in research and development expenses. Other development stage activities principally involved product design and development, development of a supplier base and establishing markets for products. Because the Company was in the development stage through the fourth quarter of 1999, the statements of operations and cash flows for periods through December 31, 1999 should not be viewed as representative of normal operations.

 Use of estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash equivalents

  All short-term investments with a remaining contractual maturity, at date of purchase, of three months or less are considered to be cash equivalents.

 Restricted cash

  The Company maintains restricted cash balances of $422,000 and $1,000,000 as security for two standby letters of credit issued to its facility lessors. The restricted cash balance of $1,000,000 may be reduced in half by the Company upon the Company completing an Initial Public Offering with gross proceeds greater than $50 million.

 Fair value of financial instruments

  The reported amounts of certain of the Company's financial instruments including cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities. The reported amounts of line of credit and capital lease obligations approximate fair value due to the market interest rates on these instruments.

 Inventories

  Inventories are stated at the lower of cost or market. Cost is determined by using the first-in, first-out ("FIFO") method. Appropriate consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value.

                         WAVESPLITTER TECHNOLOGIES, INC

 Property and equipment, net

  Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided using the straight-line method over the estimated useful life of the assets, which range from three to five years. Leasehold improvements are amortized over the shorter of their estimated useful life, or the term of the lease.

 Licensed technology

  The Company capitalizes licensed and purchased technology when such technology relates to revenue producing products. The Company amortizes licensed technology over the shorter of the term of the license or the estimated life of the technology. Licensed and purchased technology to be used in research and development with no alternative future use is expensed as incurred.

 Long-lived assets

  The Company periodically evaluates the recoverability of its long-lived assets based upon the expected undiscounted cash flows and recognizes impairments from the carrying value of long-lived assets, if any, based on the fair value of such assets.

 Research and development

  Research and development costs are expensed as incurred.

 Investment

  The Company accounts for its investment in Browave Corporation, a privately-held Taiwanese company, at cost, subject to periodic assessments for other-than-temporary impairment. In March 2000, the Company sold its investment in Browave for $482,000.

 Revenue recognition

  The Company recognizes revenue from product sales upon shipment when the Company has demonstrated, prior to shipment, that its products meet objectively measurable industry and customer specifications. The Company also accrues estimated returns and warranty costs upon shipment.

 Concentrations of credit risk

  Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and trade accounts receivable. The Company's accounts receivable are mainly derived from revenue earned from customers located in the U.S. International sales accounted for 3% of total revenue for the nine months ended September 30, 2000. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions. Concentrations of credit risk with respect to trade accounts receivable are considered to be limited due to the credit quality of the customers comprising the customer base. The Company performs ongoing credit evaluations of its customers financial condition to determine the need for an allowance for doubtful accounts. The Company has not experienced significant credit losses to date. At September 30, 2000, two customers accounted for 51% and 28% of total accounts

                         WAVESPLITTER TECHNOLOGIES, INC
receivable, respectively, and two customers accounted for 73% and 14% of total revenue for the nine months ended September 30, 2000, respectively.

 Advertising costs

  Advertising costs are recorded as an expense when incurred. Advertising costs for the years ended December 31, 1997, 1998, 1999 and the nine months ended September 30, 2000 were $111,000, $325,000, $196,000 and $293,000, respectively.

 Debt

  The Company accounts for debt issued with detachable warrants in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 14, "Accounting for Convertible Debt and Debt Issued With Stock Purchase Warrants." APB Opinion No. 14 requires debt discount to be recorded, based on the relative fair values of each class of security, determined separately, at the time of issuance and amortized over the term of the debt security.

 Stock-based compensation

  The Company accounts for stock-based employee compensation arrangements in accordance with provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and Financial Accounting Standards Board Interpretation ("FIN") No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under APB Opinion No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. The pro forma disclosures of the difference between compensation expense included in net loss and the related cost measured by the fair value method are presented in Note 8. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services." Deferred stock-based compensation is being amortized over the vesting periods of the related options using an appropriate accelerated basis. Accordingly, the percentages of the deferred stock-based compensation amortized in the first, second, third and fourth years following the vesting commencement date are 58.9%, 25.2%, 12.8% and 4.3%, respectively.

 Income taxes

  Income taxes are accounted for using an asset and liability approach which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

 Net loss per share

  The Company computes net loss per share available to common stockholders in accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin ("SAB") No. 98. Under

                        WAVESPLITTER TECHNOLOGIES, INC.

the provisions of SFAS No. 128 and SAB No. 98, basic and diluted net loss per share available to common stockholders is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. The calculation of diluted net loss per share available to common stockholders excludes potential Common Stock if the effect is anti-dilutive. Potential common stock is comprised of unvested restricted Common Stock, incremental common or preferred shares issuable upon the exercise of stock options and warrants and shares issuable upon conversion of Series A, Series B, Series C, Series D, Series E and Series F Convertible Preferred Stock.

  The following table sets forth potential shares of Common Stock that are not included in the diluted net loss per share calculation because to do so would be antidilutive for the periods indicated:

                                                             Nine Months Ended
                              Year Ended December 31,          September  30,
                          -------------------------------- ----------------------
                             1997       1998       1999       1999        2000
                          ---------- ---------- ---------- ----------- ----------
                                                           (unaudited)
Total potential Common
 Stock:
  Restricted Common
   Stock subject to
   repurchase...........          --         --  1,006,670  1,081,670   6,989,829
  Options outstanding...   1,793,200  2,889,200  4,141,665  3,577,060   2,523,963
  Shares resulting from
   the conversion
   of the:
   Series A convertible
    preferred stock.....   4,248,000  4,248,000  4,248,000  4,248,000   3,679,000
   Series B convertible
    preferred stock.....  10,400,000 10,400,000 10,400,000 10,400,000  10,400,000
   Series C convertible
    preferred stock.....          -- 11,743,120 11,743,120 11,743,120  11,743,120
   Series D convertible
    preferred stock.....          --         -- 20,877,000 20,877,000  20,877,000
   Series E convertible
    preferred stock.....          --         --         --         --   3,012,720
   Series F convertible
    preferred stock.....          --         --         --         --   6,012,764
   Convertible Preferred
    Stock warrants......      80,000     80,000    760,180    760,180   1,280,180
                          ---------- ---------- ---------- ----------  ----------
  Total potential common
   stock excluded from
   the computation of
   earnings per share as
   their effect
   was antidilutive.....  16,521,200 29,360,320 53,176,635 52,687,030  66,518,576
                          ========== ========== ========== ==========  ==========

 Pro forma stockholders' equity (unaudited)

  Upon consummation of the offering, the conversion rate for all outstanding shares of Series A, Series B, Series C, Series D, and Series E Convertible Preferred Stock will be a ratio of one share of Common Stock for each share of Preferred Stock. Series F Convertible Preferred Stock conversion rate is one to one provided the initial offering price for common stock is at least $10.00 per share. Based on a $10.00 offering price, the midpoint of the filing range, the Series F preferred stock is included in the pro forma stockholders' equity computation at 6,012,764 shares, which is a one to one conversion rate. Concurrent with the effectiveness of the offering, the shares of Convertible Preferred Stock will convert into shares of Common Stock at such one-for-one conversion rate. The

                        WAVESPLITTER TECHNOLOGIES, INC.

pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma Stockholders' Equity at September 30, 2000.

  In the event that the offering price is below $10.00 per share, the number of shares of common stock issuable upon conversion of the Series F preferred stock would increase. For example, at a public offering price of $9.00, an additional 797,449 shares would be issuable upon conversion of the Series F preferred stock. In addition, we would record a deemed distribution attributable to the inducement to convert the Series F preferred stock for each of the additional shares issued at the offering price per share, which, at an offering price of $9.00 per share, would aggregate approximately $7.2 million for loss per share purposes. Assuming $9.00 per share as the offering price, the components of pro forma stockholders' equity consist of 70,229,333 of shares outstanding; $70,000 for common stock, $128,613,000 for additional paid-in capital and ($48,858,000) for accumulated deficit. The number of shares outstanding and the balances for common stock, additional paid-in capital and accumulated deficit would increase proportionately if the public offering price were less than $9.00 per share.

 Pro forma net loss per share (unaudited)

  The pro forma net loss per share is calculated assuming that all outstanding shares of Convertible Preferred Stock are converted into Common Stock at the beginning of the periods presented, or on the date of issuance of the Convertible Preferred Stock, whichever is later, based on an initial offering price of $10.00 per common stock.

  In the event that the offering price is below $10.00 per share, the number of shares of common stock issuable upon conversion of the Series F preferred stock would increase. For example, at a public offering price of $9.00, an additional 797,449 shares would be issuable upon conversion of the Series F preferred stock. In addition, we would record a deemed distribution attributable to the inducement to convert the Series F preferred stock for each of the additional shares issued at the offering price per share, which, at an offering price of $9.00 per share, would aggregate approximately $7.2 million for loss per share purposes. The number of shares issuable, the deemed distribution and the loss per share would increase proportionately if the public offering price were less than $9.00 per share. Assuming the $9.00 offering price, the pro forma net loss per share would be:

                                                                Nine Months
                                                                   Ended
                                                             September 30, 2000
                                                             ------------------
                                                               (in thousands,
                                                                 except per
                                                               share amounts)
      Net loss applicable to common stock (unaudited).......      $(27,642)
                                                                  ========
      Basic and diluted pro forma net loss per common stock
       (unaudited)..........................................      $  (0.51)
                                                                  ========
      Basic and diluted weighted average shares used in
       computing pro forma net loss per common stock
       (unaudited)..........................................        54,262
                                                                  ========

 Segment information

  Effective January 1, 1998, the Company adopted the provisions of SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." The Company identifies its operating segment based on business activities and management responsibility. For all periods presented, the Company operated in a single business segment, optical components.

                        WAVESPLITTER TECHNOLOGIES, INC.

 Comprehensive income

  Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

 Recent accounting pronouncements

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS No. 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company does not currently hold derivative instruments or engage in hedging activities.

  In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements," or SAB 101, which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company's revenue recognition policies comply with SAB 101.

  In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB Opinion No. 25" ("FIN 44"). This Interpretation clarifies the definition of employee for the purposes of applying APB Opinion No. 25, "Accounting for Stock Issued to Employees," the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. The Company believes that FIN 44 did not have a material effect on the financial position or results of operations of the Company.

                        WAVESPLITTER TECHNOLOGIES, INC.

Note 2--Balance Sheet Components:

                                              December 31
                                         ----------------------  September 30,
                                            1998        1999         2000
                                         ----------  ----------  -------------
   Accounts receivable:
    Accounts receivable................. $  103,000  $  162,000   $ 1,730,000
    Allowance for doubtful accounts.....    (10,000)    (10,000)      (66,000)
                                         ----------  ----------   -----------
                                         $   93,000  $  152,000   $ 1,664,000
                                         ==========  ==========   ===========
   Property and Equipment:
    Computers and equipment............. $2,043,000  $3,557,000   $ 7,444,000
    Furniture and fixtures..............     49,000     305,000       397,000
    Leasehold improvements..............      4,000     639,000     1,286,000
                                         ----------  ----------   -----------
                                          2,096,000   4,501,000     9,127,000
    Accumulated depreciation and
     amortization.......................   (303,000)   (988,000)   (1,974,000)
                                         ----------  ----------   -----------
                                         $1,793,000  $3,513,000   $ 7,153,000
                                         ==========  ==========   ===========

  Depreciation expense for the year ended December 31, 1997, 1998, 1999 and the nine months ended September 30, 2000 was $68,000, $275,000, $685,000 and
$986,000, respectively.

  At December 31, 1999 and September 30, 2000, property and equipment included $2,497,000 of assets under capital lease. There were no assets under capital lease at December 31, 1998. Accumulated amortization related to equipment under capital leases at December 31, 1999 and September 30, 2000 totaled approximately $502,000 and $903,000, respectively.

   Accrued liabilities:
    Payroll and related expenses................ $245,000 $  500,000 $1,943,000
    Other.......................................  321,000    587,000  1,056,000
                                                 -------- ---------- ----------
                                                 $566,000 $1,087,000 $2,999,000
                                                 ======== ========== ==========

Note 3--Borrowings:

 Line of credit

  In October 1997, the Company entered into a line of credit agreement with a financial institution for borrowings of up to $400,000. The Company had no outstanding balances at December 31, 1997 and 1998. In October 1999, the Agreement was amended to include an equipment line and a revolving line of credit with borrowing limits of $1,000,000 and $2,500,000, respectively. In July 2000, the agreement was amended to provide that the advances under the revolving line of credit are subject to a monthly borrowing base of $500,000 plus 90% of the aggregate amount of eligible accounts receivable and shall not exceed the lesser of the borrowing base or $2,500,000. Borrowings under the equipment line and the revolving line of credit bear interest at the prime rate and the prime rate plus 0.5%, respectively. All of the business assets are pledged as collateral for both the equipment line and the revolving line of credit. The revolving line expires on December 31, 2001. All outstanding balances under the equipment line at May 31, 2000 were converted to a 24-month term loan with a maturity date of May 31, 2002.

  Borrowings outstanding under the equipment line of credit at December 31, 1999 and September 30, 2000 were $281,000 and $885,000, respectively. The Company had no outstanding balances at December 31, 1999 and September 30, 2000 under the revolving line of credit.

                        WAVESPLITTER TECHNOLOGIES, INC.

 Bridge loans

  In April 1999, the Company received bridge loans, aggregating $2,000,000, from existing investors. The loans bore interest at a rate of 8% per annum. The loans and the interest totaling $2,034,000 automatically converted into 2,034,000 shares of the Company's Series D Convertible Preferred Stock upon the closing of the Company's sale of Series D Convertible Preferred Stock in July 1999. In connection with the loans, the Company granted warrants to the lenders to purchase 300,000 shares of the Company's Series D Convertible Preferred Stock. The fair value of the warrants, estimated using the Black-Scholes model, totaled $151,000 which was recorded as a debt discount on the loans, to be amortized over the life of the loans as additional interest. In July 1999, the balance of the debt discount, was recorded to interest expense upon the conversion of the bridge loans to Series D Convertible Preferred Stock.

Note 4--Income Taxes:

  No provision or benefit for federal or state income taxes has been recorded for the years ended December 31, 1997, 1998 and 1999, and for the nine months ended September 30, 2000 as a result of the Company's net operating losses.

  Differences between the federal statutory and effective tax rates are primarily due to the nonrealizability of net operating losses and the resulting increase in the valuation allowance.

  The following is a reconciliation of the effective income tax rates at the United States statutory federal income tax rate.

                                              December 31
                                             ------------------   September 30,
                                             1997   1998   1999       2000
                                             ----   ----   ----   -------------
Benefit at statutory rate................... (34)%  (34)%  (34)%       (34)%
Stock based compensation....................   1      0      1           3
State income taxes, net of federal effect...  (8)    (7)    (5)         (5)
Research and development credits............  (1)    (1)    (1)          0
Other.......................................   0      0      0           4
                                             ---    ---    ---         ---
Tax benefit................................. (42)   (42)   (39)        (32)
Valuation allowance.........................  42     42     39          32
                                             ---    ---    ---         ---
Effective tax rate..........................   0 %    0 %    0 %         0 %
                                             ===    ===    ===         ===

  At December 31, 1998 and 1999 and September 30, 2000, the Company has the following approximate net operating loss carryforwards and tax credit carryforwards available to reduce future taxable income, if any (in thousands):

                                                  December 31,    September 30,
                                                      1999            2000
                                                 --------------- ---------------
                                                 Federal  State  Federal  State
                                                 ------- ------- ------- -------
   Net operating loss carryforwards............. $18,958 $19,036 $30,862 $30,998
   Tax credit carryforwards.....................     192     275     339     407

  These losses are available to reduce future taxable income and expire in varying amounts beginning 2005 and 2012 for state and federal tax purposes, respectively. The net operating loss carryforward at September 30, 2000 includes the benefit of $312,000 of stock options exercised. When this asset is realized, the tax benefit of these loss carryforwards is accounted for as a credit to additional paid-in capital rather than a reduction in income tax provision.The income tax benefit from

                         WAVESPLITTER TECHNOLOGIES, INC
the utilization of net operating loss carryforwards may be limited in certain circumstances including, but not limited to, cumulative stock ownership changes of more than 50% over a three year period.

  The primary components of the net deferred tax asset are as follows (in thousands):

                                                  December 31,
                                                 ----------------  September 30,
                                                  1998     1999        2000
                                                 -------  -------  -------------
   Net operating loss carryforwards............. $ 2,813  $ 7,556    $ 12,302
   Tax credits..................................     167      374         607
   Reserves and accrued expenses................       5      318         613
   Deferred compensation........................      --       51       1,356
   Property and equipment.......................     (35)      50          67
                                                 -------  -------    --------
                                                   2,950    8,349      14,945
   Valuation allowance..........................  (2,950)  (8,349)    (14,945)
                                                 -------  -------    --------
                                                 $    --  $    --    $     --
                                                 =======  =======    ========

  Based on a number of factors, including the lack of history of profits and the fact that the Company competes in a developing market that is characterized by rapidly changing technology, management believes that there is sufficient uncertainty regarding the realization of deferred tax assets such that a full valuation allowance has been provided.

Note 5--Commitments:

 Leases

  The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through 2006. Rent expense for the years ended December 31, 1997, 1998, 1999 and the nine months ended September 30, 2000 totaled $89,000, $211,000, $1,183,000 and $1,482,000, respectively.

  In June 2000, the Company entered into a facility operating lease that becomes effective 120 days after delivery of a shell for buildout, which is expected to be ready for occupancy in the first half of 2001. The lease has a term of ten years with minimum lease payments of $1,214,000 for the first two years, escalating at 4% annually thereafter. Under the terms of the lease the Company has paid a $1,200,000 security deposit of which $1,000,000 is in the form of a letter of credit. The amount of the security deposit is subject to reduction following the completion of an Initial Public Offering with gross proceeds of greater than $50 million. Future minimum lease payments under this lease are excluded from the commitments mentioned in the table below.

                        WAVESPLITTER TECHNOLOGIES, INC.

  Future minimum lease payments under noncancelable operating and capital leases are as follows:

                                 at December 31, 1999   at September 30, 2000
                                 ---------------------- ----------------------
                                  Capital    Operating   Capital    Operating
Year Ending                        Leases      Leases     Leases      Leases
-----------                      ----------  ---------- ----------  ----------
2000............................ $  844,000  $1,158,000 $  279,000  $  339,000
2001............................  1,107,000     995,000  1,107,000   1,262,000
2002............................    851,000   1,020,000    851,000   1,115,000
2003............................    486,000   1,053,000    486,000   1,108,000
2004............................         --   1,085,000         --   1,085,000
Thereafter......................         --   1,399,000         --   1,399,000
                                 ----------  ---------- ----------  ----------
  Total minimum lease payments..  3,288,000  $6,710,000  2,723,000  $6,308,000
                                             ==========             ==========
Less: Amount representing
 interest.......................    803,000                437,000
                                 ----------             ----------
Present value of net minimum
 lease payments.................  2,485,000              2,286,000
Less: Current portion...........   (403,000)              (846,000)
                                 ----------             ----------
                                 $2,082,000             $1,440,000
                                 ==========             ==========

Note 6--Convertible Preferred Stock and related warrants :

  Convertible Preferred Stock and related warrants consists of the following:

                                  Shares
                          ----------------------  Per Share              Liquidation
                          Authorized Outstanding   Amount     Amount        Value
                          ---------- -----------  --------- -----------  -----------
Series A................   4,248,000  4,248,000     $0.06   $   266,000  $   266,000

Series B................  10,480,000  2,000,000      0.15       295,000      500,000
                                      5,200,000      0.25     1,288,000    1,300,000
                                      3,200,000      0.31       993,000      800,000
Accretion of Series B...                                        200,000
                                     ----------             -----------  -----------
                                     10,400,000               2,776,000    2,600,000
Series B warrants.......                                          7,000

Series C................  11,963,300 11,743,120      0.68     7,955,000    8,000,000
                          ---------- ----------             -----------  -----------
Balance at December 31,
 1998...................  26,691,300 26,391,120              11,004,000   10,866,000

Series D................  21,337,000 20,877,000      1.00    20,803,000   20,877,000

Series C warrants.......                                        103,000

Series D warrants.......                                        231,000
                          ---------- ----------             -----------  -----------
Balance at December 31,
 1999...................  48,028,300 47,268,120              32,141,000   31,743,000

Conversion of Series A
 Preferred Stock into
 Common Stock...........               (569,000)     0.06       (36,000)     (36,000)
Series E................   3,512,720  3,012,720      3.32     9,967,000   10,000,000

Series F................   7,500,000  6,012,764      8.54    51,291,000   51,349,000

Series F warrants.......                                      4,601,000
                          ---------- ----------             -----------  -----------
Balance at September 30,
 2000...................  59,041,020 55,724,604             $97,964,000  $93,056,000
                          ========== ==========             ===========  ===========

                        WAVESPLITTER TECHNOLOGIES, INC.

  The holders of the Convertible Preferred Stock have certain rights and preferences as follows:

 Dividends

  Holders of Series A, Series B, Series C, Series D, Series E and Series F Convertible Preferred Stock are entitled to receive non-cumulative annual dividends of $0.004, $0.015, $0.041, $0.06, $0.199 and $0.5124 per share
(appropriately adjusted for stock splits, dividends, and recapitalizations), respectively, when and if declared by the Company's Board of Directors. Such dividends are payable in preference to any dividends for Common Stock declared by the Board of Directors. No dividends have been declared to date.

 Conversion

  Each share of Series A, Series B, Series C, Series D, Series E and Series F Convertible Preferred Stock is convertible at the option of the holder, at any time, into shares of Common Stock on a one-for-one exchange ratio. This formula is subject to adjustment, as defined, which provides anti-dilution protection for holders of the Convertible Preferred Stock in the event of Common Stock issuance, splits and recapitalizations. Conversion is automatic upon the effective date of a public offering of the Company's Common Stock with a price per share of at least $13.00 and for which the aggregate proceeds equal or exceed $30,000,000, net of underwriting discounts and commissions. In connection with its public offering, the Company will obtain the consent of the preferred stockholders to amend its articles of incorporation to adjust the conversion ratio for shares of the Series F Convertible Preferred Stock. A total of 57,004,784 shares of Common Stock have been reserved for issuance upon the conversion of Preferred Stock and related warrants.

 Liquidation

  In the event of any liquidation, dissolution, winding up or the sale of all or substantially all of the assets, where less than 50% of the voting power is maintained by the Company, the holders of Series A, Series B, Series C, Series D, Series E and Series F Convertible Preferred Stock shall be entitled to receive an amount per share, prior and in preference to any distribution to the holders of Common Stock, and in the following sequence. The holders of Series C, D, E and F Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution to the holders of Series A and B Convertible Preferred Stock, an amount per share of $0.68, $1.00, $3.32 and $8.54, respectively, plus any declared but unpaid dividends. If the assets of the Company are insufficient to permit the full liquidation preference for Series C, D, E and F Convertible Preferred Stockholders, then the entire assets of the Company shall be distributed pro rata among the holders in proportion to the number of shares multiplied by their liquidation preference for such shares.

  After payment has been made to the holders of the Series C and D Convertible Preferred Stock, the holders of Series A and B Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution to the holders of Common Stock, the amount per share of $0.06 and $0.25, respectively, plus any declared but unpaid dividends. Any amounts remaining, after such distribution, shall be distributed ratably among the holders of Convertible Preferred Stock and Common Stock. A merger, acquisition, sale of voting control or sale of substantially all of the assets of the Company, in which the shareholders of the Company do not own a majority (50% or more) of the outstanding shares of the surviving corporation is deemed to be a liquidation.

                        WAVESPLITTER TECHNOLOGIES, INC.

 Redemption

  Outside certain preferences granted upon liquidation, the holders of the Series A, B, C, D, E and F Convertible Preferred Stock have no redemption rights.

 Voting

  Each share of the Series A, Series B, Series C, Series D, Series E and Series F Convertible Preferred Stock has voting rights equal to that of Common Stock on an as-converted basis. The holders of Common Stock, voting separately as a single class, shall be entitled to elect one member of the Board of Directors. The holders of the Series A and Series B Convertible Preferred Stock, voting together as a single class, shall be entitled to elect one member of the Company's Board of Directors. The holders of the Series C and Series D Convertible Preferred Stock, voting as a separate class, shall be entitled to elect one member of the Company's Board of Directors. The holders of Series A, B, C, D, E and F Convertible Preferred Stock together with the holders of Common Stock voting as a single class, on an as-converted basis, shall be entitled to elect the remaining member of the Board of Directors.

 Accretion of Series B Convertible Preferred Stock

  On April 16, 1997 and April 18, 1997, the Company completed the sale of 2,000,000 and 5,200,000 shares of Series B Convertible Preferred Stock at $0.15 per share and $0.25 per share, respectively. As the Company estimated the fair value of the Series B Convertible Preferred Stock to be $0.25 per share at the date of issuance, the Company recorded a beneficial conversion feature of $200,000 as a result of the shares having been sold at a discount. Such amount was accrued at time of issuance and treated as a preferred stock dividend for earnings per share purposes.

 Warrants

  In conjunction with a bank line of credit entered into in October 1997, the Company issued warrants to purchase 80,000 shares of Series B Convertible Preferred Stock at an exercise price of $0.31 per share. These warrants were exercisable upon issuance and expire in December 2002. The estimated fair value of these warrants measured on the date of grant, using the Black-Scholes option pricing model, was $7,000 and was recorded as a debt discount and was fully amortized in 1997.

  In connection with a lease agreement entered into in January 1999, the Company issued to the lessor fully vested warrants to purchase 220,180 shares of Series C Convertible Preferred Stock at an exercise price of $0.68 per share. These warrants may be exercised at any time prior to January 28, 2009 or no later than five years from the effective date of an initial public offering of the Company. The estimated fair value of these warrants measured on the date of grant, using the Black-Scholes option pricing model, was $103,000 and was recorded as a discount to the capital lease obligations and is being amortized to interest expense over the term of the capital lease agreement.

  In connection with the bank line of credit entered into in October 1999 (see
Note 3), the Company issued warrants to purchase 160,000 shares of Series D Convertible Preferred Stock at an exercise price of $1.00 per share. The warrants were exercisable upon issuance and expire on October 27, 2004. The estimated fair value of these warrants measured on the date of grant, using the Black-Scholes option pricing model, was $80,000 and was recorded as a debt discount, with a corresponding amount ascribed to the value of Convertible Preferred Stock warrants, and is being amortized to interest expense over the term of the debt.

                        WAVESPLITTER TECHNOLOGIES, INC.

  In conjunction with the bridge loan issued on April 6, 1999, the Company issued warrants to purchase 300,000 shares of Series D Convertible Preferred Stock at $1.00 per share. These warrants were exercisable upon issuance and expire on April 6, 2004. The value of the warrants was determined to be $151,000 using the Black-Scholes option pricing model, and was recorded as a debt discount. The debt discount was fully amortized upon the conversion of the loans into Series D Preferred Stock in July 1999 (see Note 3).

  In connection with an operating lease agreement entered into in June 2000, the Company issued to the lessor fully vested warrants to purchase 20,000 shares of Series F Convertible Preferred Stock at an exercise price of $8.54 per share. These warrants may be exercised at any time prior to June 30, 2005. The estimated fair value of these warrants measured on the date of grant, using the Black-Scholes option pricing model, was $104,000 and was recorded in other assets and is being amortized to rent expense over the term of the operating lease agreement.

  In September 2000, the Company entered into a patent cross-license agreement with Lucent Technologies GRL Corp., an affiliate of Lucent Venture Partners, Inc., a stockholder of the Company. Under the patent license agreement, Lucent's affiliate granted to the Company a non-exclusive license to make, have made or sell various optical devices utilizing the subject matter of their patents. The Company granted to this Lucent affiliate a non-exclusive license to make, have made or sell various optical devices utilizing the subject matter of its patents. The patents generally relate to fiber optic components. The licenses continue for the unexpired terms of the underlying patents. As partial consideration for this license, the Company issued a warrant to this Lucent affiliate to purchase 500,000 shares of Series F preferred stock at an exercise price of $0.01 per share. This warrant is fully vested and exercisable for a five year period commencing with the date of grant. The estimated fair value of the warrant measured on the date of grant, using the Black-Scholes option pricing model, was $4,497,000. Of this amount, $1,754,000 was allocated to purchased technology which is being amortized over seven years, the estimated life of the technology, and $2,743,000 was expensed to research and development. The Company also agreed to pay royalties to this Lucent affiliate commencing when cumulative revenue from the sale of products exceeds enumerated thresholds which are not expected to be met for several years, if ever.

Note 7--Common Stock:

  In June 2000, the Company's Board of Directors effected a four-for-one stock split of its common stock. All common stock amounts in the accompanying financial statements have been restated to give effect to the stock split. In addition, the convertible preferred stock conversion rates have been similarly restated.

  In 1999, the Company issued 1,200,000 shares of Common Stock upon the exercise of stock options to two employees for $81,000 in notes receivable. The full recourse notes, with total principal balances of $81,000, bear interest at 6% per annum and mature in May 2004 and June 2004.

  During the nine months ended September 30, 2000, the Company issued 8,478,581 shares of Common Stock upon the exercise of stock options to employees and non-employees for $525,000 in cash and $6,729,560 in notes receivable. The full recourse notes bear interest from 6% to 6.4% per annum and mature from February to June 2005.

  Under the terms of stock restriction agreements, the Company has the right to repurchase up to 100% of unvested shares of Common Stock at the original issue price upon employee termination. The repurchase rights expire over the vesting period with 1,006,670 and 6,989,829 shares of

                        WAVESPLITTER TECHNOLOGIES, INC.

Common Stock subject to repurchase at December 31, 1999 and September 30, 2000, respectively. No shares of Common Stock were subject to repurchase at December 31, 1998.

  At December 31, 1999 and September 30, 2000, the Company has reserved the following shares of Common Stock for future issuance:

                                                     December 31, September 30,
                                                         1999         2000
                                                     ------------ -------------
   Conversion of Series A Preferred Stock...........   4,248,000    3,679,000
   Conversion of Series B Preferred Stock...........  10,400,000   10,400,000
   Conversion of Series C Preferred Stock...........  11,743,120   11,743,120
   Conversion of Series D Preferred Stock...........  20,877,000   20,877,000
   Conversion of Series E Preferred Stock...........          --    3,012,720
   Conversion of Series F Preferred Stock...........          --    6,012,764
   Exercise of Preferred Stock warrants.............     760,180    1,280,180
   Exercise of options under stock option plan......   7,566,848   22,088,267
                                                      ----------   ----------
     Total..........................................  55,595,148   79,093,051
                                                      ==========   ==========

Note 8--Employee Stock Option Plan:

  The Company's 1997 Stock Option Plan (the "Plan") authorizes the Board of Directors to grant incentive and nonstatutory stock options to employees and consultants of the Company for up to 5,000,000 shares of Common Stock. In June 2000, the Company amended the Plan to provide for issuance of up to 16,570,128 shares of Common Stock. The terms and conditions of the Plan are as follows:

  Options under the Plans may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an incentive stock option ("ISO") shall not be less than 100% of the estimated fair value of the shares on the date of grant and (ii) the exercise price of an ISO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant and are for periods not to exceed five years. Options become exercisable at such times and under such conditions as determined by the Board of Directors. Options generally vest over four years.

  On September 28, 2000, the Board of Directors adopted the 2000 Stock Incentive Plan, ("2000 Plan"), for the benefit of employees and consultants for issuance of 16 million shares of common stock initially, which amount shall be subject to an annual increase at the beginning of each fiscal year during the term of the 2000 Plan equal to the lesser of (i) 4.0 million shares or (ii) 4% of the number of outstanding shares of common stock on the last trading day of the immediately preceding fiscal year. In addition, all shares remaining available for granting of awards under the original 1997 Stock Plan will be transferred to the 2000 Plan. The 2000 Plan is scheduled to take effect upon the consummation of the initial public offering. The 2000 Plan provides for the issuance of incentive stock options and non-qualified stock options. The exercise price of each incentive stock option granted under this plan must be at least equal to the fair market value of a share of Common Stock on the date the incentive stock option is granted.

  As of September 28, 2000, the Board of Directors adopted the 2000 Employee Stock Purchase Plan, ("Employee Plan"). The Employee Plan is designed to allow eligible employees to purchase the Company's common stock at a discount from fair market value and provides for issuance of

                        WAVESPLITTER TECHNOLOGIES, INC.

4.0 million shares of common stock initially, with an annual increase in the shares of common stock equal to the lesser of (i) 2 million shares or (ii) 2% of the number of outstanding shares of Common stock on the last trading day of the immediately preceding fiscal year. The Employee Plan is scheduled to take effect upon the consummation of the initial public offering.

  A summary of the status of the Company's stock option plan for the years ended December 31, 1997, 1998, 1999 and the nine months ended September 30, 2000 is presented below:

                                                                       Weighted-
                                                           Number of    Average
                                                            Options    Exercise
                                                          Outstanding    Price
                                                          -----------  ---------
Options outstanding at December 31, 1996.................         --     $  --
  Options granted........................................  1,893,200      0.03
  Options exercised......................................   (100,000)     0.03
  Options forfeited......................................         --        --
                                                          ----------
Options outstanding at December 31, 1997.................  1,793,200      0.03
  Options granted........................................  1,234,000      0.06
  Options exercised......................................    (83,960)     0.03
  Options forfeited......................................    (54,040)     0.03
                                                          ----------
Options outstanding at December 31, 1998.................  2,889,200      0.04
  Options granted........................................  4,351,660      0.13
  Options exercised...................................... (1,819,320)     0.06
  Options forfeited...................................... (1,279,875)     0.06
                                                          ----------
Options outstanding at December 31, 1999.................  4,141,665      0.12
  Options granted........................................  7,091,400      2.26
  Options exercised...................................... (8,478,581)     0.86
  Options forfeited......................................   (230,521)     0.57
                                                          ----------
Options outstanding at September 30, 2000................  2,523,963     $3.61
                                                          ==========

  The weighted-average minimum value of options granted during 1997, 1998, 1999 and the nine months ended September 30, 2000 were $0.01, $0.02, $0.47 and $2.35, respectively.

  At December 31, 1999 and September 30, 2000, the Company had 1,123,537 and 195,140 options vested and exercisable, respectively. The following table summarizes information about the stock option plan outstanding at December 31, 1999:

                                                            Options Vested and
                               Options Outstanding              Exercisable
                        ---------------------------------- ---------------------
                           Number     Weighted-
                        Outstanding    Average   Weighted-   Number    Weighted-
                           as of      Remaining   Average  Vested and   Average
                        December 31, Contractual Exercise  Exercisable Exercise
   Exercise Prices          1999        Life       Price   at Year End   Price
   ---------------      ------------ ----------- --------- ----------- ---------
    $0.025............     800,000      7.20      $0.025      550,000   $0.025
     0.031............      72,725      7.92       0.031       45,266    0.031
     0.038............     140,000      8.16       0.038       96,666    0.038
     0.068............   1,163,880      7.69       0.068      306,561    0.068
     0.150............     122,000      9.47       0.150        5,000    0.150
     0.200............   1,843,060      9.71       0.200      120,044    0.200
                         ---------                          ---------
                         4,141,665      8.57       0.119    1,123,537    0.058
                         =========                          =========

                        WAVESPLITTER TECHNOLOGIES, INC.

  The following table summarizes information about the stock option plan outstanding at September 30, 2000:

                                                                     Options Vested and
                                      Options Outstanding                Exercisable
                             ------------------------------------- -----------------------
                                                                   Number Vested
                                Number       Weighted-                  and
                              Outstanding     Average    Weighted-  Exercisable  Weighted-
                                 as of       Remaining    Average       at        Average
                             September 30,  Contractual  Exercise  September 30, Exercise
   Exercise Prices               2000      Life in Years   Price       2000        Price
   ---------------           ------------- ------------- --------- ------------- ---------
    $0.031.................          975       7.17       $0.031          825     $0.031
     0.068.................      255,836       7.06        0.068      115,585      0.067
     0.150.................       60,000       8.73        0.150       26,666      0.150
     0.200.................      219,952       9.01        0.200       23,992      0.200
     0.250.................      165,200       9.35        0.250          699      0.250
     1.000.................      330,700       9.52        1.000        1,208      1.000
     2.500.................      617,700       9.73        2.500       10,000      2.500
     7.500.................      498,100       9.89        7.500        4,165      7.500
     9.000.................      375,500       9.99        9.000       12,000      9.000
                               ---------                              -------
                               2,523,963       9.39        3.610      195,140      0.934
                               =========                              =======

 Minimum value disclosures

  Had compensation cost for the Company's option plan been determined based on the minimum value method at the grant dates, as described in SFAS No. 123, the Company's net loss would have been as follows:

                                                                  Nine Months
                                     Year Ended December 31,         Ended
                                     --------------------------  September 30,
                                      1997     1998      1999        2000
                                     -------  -------  --------  -------------
                                     (in thousands, except per share data)
   Net loss:
     As reported.................... $(1,580) $(5,532) $(13,740)   $(20,465)
                                     =======  =======  ========    ========
     Pro forma...................... $(1,588) $(5,543) $(13,778)   $(21,208)
                                     =======  =======  ========    ========
   Net loss per share (basic and
    diluted):
     As reported.................... $ (0.73) $ (1.96) $  (4.24)   $  (4.18)
                                     =======  =======  ========    ========
     Pro forma...................... $ (0.73) $ (1.96) $  (4.25)   $  (4.33)
                                     =======  =======  ========    ========

  Under SFAS No. 123, the minimum value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                  Nine Months
                                     Year Ended December 31,         Ended
                                     --------------------------  September 30,
                                      1997     1998      1999        2000
                                     -------  -------  --------  -------------
   Expected lives, in years.........       4        4         4           4
   Risk free interest rates.........     6.4%     5.2%      5.7%        6.2%
   Dividend yield...................     0.0%     0.0%      0.0%        0.0%

                        WAVESPLITTER TECHNOLOGIES, INC.

 Deferred stock-based compensation

  In connection with certain stock option grants to employees during the years ended December 31, 1997, 1998, 1999 and the nine months ended September 30, 1999 (unaudited) and September 30, 2000, the Company recognized deferred stock-based compensation totaling $37,000, $0, $1,553,000, $1,288,000 and
$11,870,000, respectively, which is being amortized over the vesting period of the related options, which is generally four years, using an appropriate accelerated basis, in accordance with FIN 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans". Amortization of deferred compensation for the years ended December 31, 1997, 1998, 1999 and the nine months ended September 30, 1999 (unaudited) and September 30, 2000 totaled $37,000, $0, $639,000, $406,000 and $3,962,000, respectively.

  In connection with certain stock option grants to consultants during the year ended December 31, 1999 and the nine months ended September 30, 1999 (unaudited) and September 30, 2000, the Company recognized deferred stock-based compensation totaling $158,000, $80,000 and $2,514,000, respectively, which is being amortized over the vesting period of the related options, using an appropriate accelerated basis, in accordance with FIN 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans". Options generally vest immediately or over a period not greater than four years. Amortization of deferred compensation for the year ended December 31, 1999 and the nine months ended September 30, 1999 (unaudited) and September 30, 2000 totaled $58,000, $20,000 and $1,155,000, respectively. The fair value of the options granted to non-employees was determined using the Black-Scholes option pricing model, with the following weighted average assumptions:

                                                             Nine Months Ended
                                              Year Ended       September 30,
                                           December 31, 1999       2000
                                           ----------------- -----------------
   Lives of non-employee stock options in
    years................................          10                10
   Risk-free interest rates..............         5.7%              6.1%
   Dividend yield........................           0%                0%
   Volatility............................          65%               65%

Note 9--Qualified Retirement Plan:

  Effective January 1999, the Company adopted the 401(k) Qualified Retirement Plan (the "401(k) Plan") that qualifies as a deferred salary arrangement under
Section 401 of the Internal Revenue Service Code. Under the 401(k) Plan, participating employees may defer a portion of their pre-tax earnings not to exceed 15% of their total compensation. The Company, at its discretion, may make contributions for the benefit of eligible employees. The Company has not made matching contributions.

Note 10--Reincorporation in Delaware:

  Prior to the consummation of the initial public offering of its common stock, the Company will reincorporate in the State of Delaware. As a result of the reincorporation, the Company will be authorized to issue 10 million shares of preferred stock, $0.001 par value per share, and 400 million shares of common stock, $0.001 par value per share. The financial statements have been prepared as if this reincorporation has occurred.

Note 11--Subsequent events (unaudited):

  In November 2000, the Company agreed in principle with the Series F preferred stockholders to amend their conversion rights upon an initial public offering to a conversion rate of one to one

                        WAVESPLITTER TECHNOLOGIES, INC.

provided the initial offering price for common stock is at least $10.00 per share. In the event that the offering price is below $10.00 per share, the number of shares of common stock issuable upon conversion of the Series F preferred stock would increase. For example, at a public offering price of $9.00, an additional 797,449 shares would be issuable upon conversion of the Series F preferred stock. In addition, we would record a deemed distribution attributable to the inducement to convert the Series F preferred stock for each of the additional shares issued at the offering price per share, which, at an offering price of $9.00 per share, would aggregate approximately $7.2 million for loss per share purposes. The number of shares issuable, the deemed distribution and the loss per share would increase proportionately if the public offering price were less than $9.00 per share.

  In November 2000, the Company entered into a three-year Purchase Agreement with its major customer, Corvis Corporation. The Purchase Agreement provides that, among other things, Corvis will purchase a minimum of $50,000,000 of the Company's products as follows: $13,000,000 in 2001, $25,000,000 in 2002 and
$12,000,000 in 2003. The Purchase Agreement also provides that the Company has final product pricing approval for 2002 and 2003 and establishes that Corvis would be subject to substantial monetary penalties for nonperformance. Also, the Company issued to Corvis a warrant to purchase 550,000 shares of common stock at $10.00 per share exercisable at any time from the issuance date through December 31, 2003 at which time the warrant will expire. The fair value of the warrant is approximately $2,629,000 based on the Black-Scholes model using the following assumptions: fair value of common stock of $10.00 per share; exercise price of $10.00 per share; exercise period of three years; volatility factor of 65%; dividend rate of $0; and risk free rate of return of 6%. The fair value of the warrant will be recorded as additional paid-in capital with an offsetting deferred sales discount recorded in stockholders' equity. The deferred sales discount will be amortized, on a pro rata basis, as a reduction of minimum revenue recognized under the Purchase Agreement.

                              [INSIDE BACK COVER]

WaveSplitter products enable Next-Generation Optical Networks

WavePump Pump Laser Combiner

   For next-generation optical amplifiers
   High power handling capability
   Low insertion loss
   Advanced Fused Fiber Technology

           (Commercially available)

   WaveProcessor F/3/T Interleaver
           For high capacity optical networks
           Wide passband
           Low insertion loss
           Low dispersion

                  (In development)

           WaveArray High channel Array Waveguide
                  For high channel count optical networks
                  Silicon wafer processing for high volume production Flexible PLC platform
                  Easily customized

                        (In development)

                  WaveEssentials Couplers
                        For optical amplifiers and optical networks
                        High volume production
                        Custom integrated packaging

                              (Commercially available)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                --------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Cautionary Note on Forward-Looking Statements............................  24
Use of Proceeds..........................................................  25
Dividend Policy..........................................................  25
Capitalization...........................................................  26
Dilution.................................................................  28
Selected Financial Data..................................................  29
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  31
Business.................................................................  40
Management...............................................................  52
Certain Relationships and Related Transactions...........................  60
Principal Stockholders...................................................  63
Description of Capital Stock.............................................  65
Shares Eligible for Future Sale..........................................  67
Underwriting.............................................................  69
Legal Matters............................................................  72
Experts..................................................................  72
Change In Independent Auditors...........................................  72
Additional Information...................................................  72
Index to Financial Statements............................................ F-1

                                --------------

  Through and including       , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               10,000,000 Shares

                                  WaveSplitter
                               Technologies, Inc.
                                  Common Stock

                                --------------


                   [LOGO OF WAVESPLITTER TECHNOLOGIES, INC.]

                                --------------

                              Goldman, Sachs & Co.

                               J.P. Morgan & Co.

                            Bear, Stearns & Co. Inc.

                           U.S. Bancorp Piper Jaffray

                      Representatives of the Underwriters

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

  The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, all of which will be paid by WaveSplitter. All amounts are estimates, other than the registration fee, the NASD fee, and the New York Stock Exchange listing fee.

   SEC Registration fee............................................. $   33,396
   NASD Filing fee..................................................     12,000
   Nasdaq National Market listing fee...............................     30,000
   Accounting fees and expenses.....................................    500,000
   Legal fees and expenses..........................................    500,000
   Director and officer insurance expenses..........................    750,000
   Printing and engraving expenses..................................    250,000
   Transfer agent fees and expenses.................................      5,000
   Blue sky fees and expenses.......................................     10,000
   Miscellaneous fees and expenses..................................     34,604
                                                                     ----------
     Total.......................................................... $2,125,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers.

  Section 102 of the Delaware General Corporation Law, or the DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

  Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of WaveSplitter) by reason of the fact that the person is or was a director, officer, agent or employee of WaveSplitter or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies (a) if the person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if the person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of WaveSplitter, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of WaveSplitter as well, but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in these actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to WaveSplitter, unless the court believes that in light of all the circumstances indemnification should apply.

  Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for these actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to these actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

  Our Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to WaveSplitter or its stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . under the section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

  . for any transaction from which the director derived an improper personal benefit.

  These provisions are permitted under Delaware law.

  Our Amended and Restated Bylaws provide that:

  . we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

  . we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our board of directors; and

  . we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware Law.

  The indemnification provisions contained in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of this status.

  We intend to enter into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of the person's services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Item 15. Recent Sales of Unregistered Securities.

  Since inception, we have issued unregistered securities to a limited number of persons as described below. The share numbers and per share prices below reflect the four-for-one stock split of the outstanding common stock effected in June 2000.

  (a) Prior to December 20, 1996, Registrant issued and sold an aggregate of 5,656,000 shares of capital stock to 3 investors for $0.06 per share, or an aggregate of $353,500. All 5,656,000 shares were converted into an aggregate of 5,656,000 shares of Series A preferred stock, effective March 15, 1997 at which time Registrant repurchased 1,408,000 of such shares from one investor leaving an aggregate of 4,248,000 shares outstanding. Upon the closing of this offering, each share of Series A preferred stock will automatically convert into one share of common stock. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder on the basis that the transaction did not involve a public offering.

  (b) Effective March 15, 1997, we issued and sold an aggregate of 3,000,000 shares of common stock to 3 founders at a purchase price of $0.003 per share for an aggregate of $7,500. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder on the basis that the transaction did not involve a public offering.

  (c) On April 16, 1997, we issued and sold an aggregate of 2,000,000 shares of Series B preferred stock to 6 investors for $0.15 per share, or an aggregate of $300,000. On April 18, 1997, we issued and sold an aggregate of 5,200,000 shares of Series B preferred stock to 11 investors for $0.25 per share, or an aggregate of $1,300,000. From October 20, 1997 through October 28, 1997, we issued and sold and aggregate of 3,200,000 shares of Series B preferred stock to 19 investors for $0.31 per share for an aggregate of $1,000,000. Upon the closing of this offering, each share of Series B preferred stock will automatically convert into one share of common stock. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder on the basis that the transactions did not involve a public offering.

  (d) On December 24, 1997, we issued a warrant to GBC Venture Capital, Inc. to purchase 80,000 shares of Series B preferred stock at an exercise price of $0.31 per share. Upon the closing of this offering this warrant will be exercisable for the number of shares of our common stock into which the Series B preferred stock will be convertible. The issuance of this warrant was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

  (e) On June 29, 1998, we issued and sold an aggregate of 11,743,120 shares of Series C preferred stock to a total of 3 investors for $0.68 per share, or an aggregate of $8,000,000. Upon the closing of this offering, each share of Series C preferred stock will automatically convert into one share of common stock. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder on the basis that the transactions did not involve a public offering.

  (f) On January 28, 1999, we issued a warrant to Comdisco to purchase 220,180 shares of Series C preferred stock at an exercise price of $0.68 per share. Upon the closing of this offering this warrant will be exercisable for the number of shares of our common stock into which the Series C preferred stock will be convertible. The issuance of this warrant was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

  (g) On April 6, 1999 we issued warrants to purchase an aggregate of 300,000 shares of Series D preferred stock at an exercise price of $1.00 per share to 3 existing stockholders in connection with bridge loans to us of an aggregate of $2,000,000. Upon the closing of this offering these warrants may terminate at our discretion, provided 20-day advance written notice has been given to the warrantholders. The issuance of these warrants was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

  (h) Between July 13, 1999 and September 8, 1999, we issued and sold an aggregate of 20,877,000 shares of Series D preferred stock to 23 investors for $1.00 per share, for an aggregate of $20,877,000, which amount included the conversion of $2,000,000 of bridge loans plus interest thereon at a rate of 8% from April 6, 1999. Upon the closing of this offering, each share of Series D preferred will automatically convert into one share of common stock. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder.

  (i) On October 28, 1999, we issued a warrant to GBC Venture Capital, Inc. to purchase 160,000 shares of Series D preferred stock for $1.00 per share. Upon the closing of this offering this warrant will be exercisable for the number of shares of our common stock into which the Series D preferred stock will have converted. The issuance of this warrant was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

  (j) On March 23, 2000, we issued and sold an aggregate of 3,012,720 shares of Series E preferred stock to 1 investor for $3.32 per share, or an aggregate of $9,999,970. Upon the closing of this offering, each share of Series D preferred stock will automatically convert into one share of common stock. The foregoing purchase and sale was exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder.

  (k) On June 30, 2000, we issued a warrant to Fremont Ventures LLC to purchase 20,000 shares of Series F preferred stock for $8.54 per share. Upon the closing of this offering, this warrant will be exercisable for the number of shares of our common stock into which the Series F preferred stock will be convertible. The issuance of this warrant was exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder.

  (l) On September 21, 2000, we issued and sold an aggregate of 6,012,764 shares of Series F preferred stock to 48 investors for $8.54 per share, or an aggregate of $51,342,030. Upon the closing of this offering, each share of Series F preferred stock will automatically convert into one share of common stock. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder.

  (m) On September 21, 2000, we issued a warrant to Lucent Technologies GRL Corp. to purchase 500,000 shares of Series F preferred stock at an exercise price of $0.01 per share. Upon closing of this offering this warrant will be exercisable for the number of shares of our common stock into which the Series F preferred stock will be convertible. The issuance of this warrant was exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder.

  (n) On November 15, 2000, we issued a warrant to Corvis Corporation to purchase 550,000 shares of common stock at an exercise price of $10.00 per share. The issuance of this warrant was exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder.

  (o) As of September 30, 2000, an aggregate of 10,481,861 shares of common stock had been issued upon exercise of options under our 1997 Stock Plan at a weighted average exercise price of $3.61 per share. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to
Section 4(2) thereof or Rule 701 promulgated thereunder.

  The recipients in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution, and appropriate legends were affixed to the share certificates and instruments issued in those transactions.

Item 16. Exhibits and Financial Statement Schedules.

  a. Exhibits

 Exhibit                               Description
 -------                               -----------
  1.1*    Form of Underwriting Agreement
  3.1**   Amended and Restated Articles of Incorporation of the Registrant
  3.2*    Amended and Restated Certificate of Incorporation of the Registrant
  3.3**   Bylaws of the Registrant
  3.4*    Amended and Restated Bylaws of the Registrant
  4.1*    Specimen common stock certificate
  4.2**   Form of Fifth Amended and Restated Rights Agreement, dated as of
          September 21, 2000, among the Registrant and certain holders of the
          Registrant's preferred stock
  4.3**   Warrant to Purchase Series B Preferred Stock, dated as of December
          24, 1997, issued to GBC Venture Capital, Inc.
  4.4**   Warrant to Purchase Series C Preferred Stock, dated as of January 28,
          1999, issued to Comdisco, Inc.
  4.5**   Warrant to Purchase Series D Preferred Stock, dated as of April 6,
          1999, issued to Mayfield IX
  4.6**   Warrant to Purchase Series D Preferred Stock, dated as of April 6,
          1999, issued to Mayfield Associates Fund IV
  4.7**   Warrant to Purchase Series D Preferred Stock, dated as of April 6,
          1999, issued to Lucent Venture Partners Inc.
  4.8**   Warrant to Purchase Series D Preferred Stock, dated as of October 28,
          1999, issued to GBC Venture Capital, Inc.
  4.9**   Warrant to Purchase Series F Preferred Stock, dated as of June 30,
          2000, issued to Fremont Ventures LLC
  4.10**  Warrant to Purchase Series F Preferred Stock, dated as of September
          21, 2000, issued to Lucent Technologies GRL Corp.
  4.11    Warrant to Purchase Common Stock, dated as of November 15, 2000, issued to Corvis Corporation
  5.1*    Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
 10.1**   Form of Indemnification Agreement between the Registrant and each of its directors and officers
 10.2**   1997 Stock Plan, as amended, and form of stock option thereunder
 10.3**   Form of 2000 Stock Incentive Plan
 10.4**   Form of 2000 Employee Stock Purchase Plan
 10.5**   Letter Employment Agreement, dated as of June 16, 2000 between the
          Registrant and William H. Diamond, Jr.
 10.6**   Form of Letter Employment Agreement between the Registrant and its executive officers
 10.7**   Standard Industrial/Commercial Multi-Tenant Lease Modified Net, dated
          June 27, 2000, between Fremont Ventures LLC and WaveSplitter
          Technologies, Inc.
 10.8**   Commercial Lease Agreement, dated as of July 1, 2000, between Dream
          Maker Properties, LLC and the Registrant
 10.9**   Commercial Lease Agreement, dated as of August 27, 1998, between
          CarrAmerica Realty Corporation and the Registrant, as amended
 10.10+   Patent License Agreement, dated as of September 21, 2000, between
          Lucent Technologies GRL Corp. and the Registrant
 10.11+   Purchase Agreement, dated as of November 15, 2000, between Corvis
          Corporation and the Registrant
 16.1**   Letter regarding change in independent auditors
 23.1     Consent of PricewaterhouseCoopers LLP
 23.2*    Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in
          Exhibit 5.1)
 24.1**   Power of Attorney

-------
*  To be filed by amendment.
** Previously filed
+ We have sought confidential treatment from the Commission for selected portions of this exhibit. The omitted portions will be separately filed with the Commission.

   b. Schedules

   i) Schedule II--Valuation and Qualifying Accounts

   ii) Report of Independent Accountants on Financial Statement Schedule

Item 17. Undertakings.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing certificates in the denominations and registered in the names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the maser has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b) (1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on November 22, 2000.

                                          WaveSplitter Technologies, Inc.

                                             /s/ William H. Diamond, Jr.
                                          By: _________________________________
                                                 William H. Diamond, Jr.
                                              President and Chief Executive
                                                         Officer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the registration statement has been signed on November 22, 2000 by the following persons in the capacities indicated.

                   Name                                    Title
                   ----                                    -----

      /s/ William H. Diamond, Jr.          President, Chief Executive Officer
 ________________________________________   and Director
         William H. Diamond, Jr.            (Principal Executive Officer)

                    *                      Chief Financial Officer
 ________________________________________   (Principal Financial Officer)
             Bruce C. Pollock

                    *                      Vice President, Corporate Controller
 ________________________________________   (Principal Accounting Officer)
            Barbara M. Hubbard

                    *                      Chairman of the Board of Directors
 ________________________________________
             Sheau Sheng Chen

                    *                      Director
 ________________________________________
                David Ladd

                    *                      Director
 ________________________________________
               Charles Lau

                    *                      Director
 ________________________________________
            Henry R. Nothhaft

         /s/ William H. Diamond, Jr.
 *By: ___________________________________
            William H. Diamond, Jr.
                Attorney-in-fact

                                  SCHEDULE II

                        WAVESPLITTER TECHNOLOGIES, INC.

                       Valuation and Qualifying Accounts
               For the years ended December 31, 1997, 1998, 1999
                  and the nine months ended September 30, 2000
                                 (in thousands)

                                   Balance at                         Balance
                                   beginning  Charged to Credited to  at end
Description                        of period   expenses   expenses   of period
-----------                        ---------- ---------- ----------- ---------
Allowance for doubtful accounts
 receivable:
  Fiscal year ended December 31,
   1997...........................     --         --         --          --
  Fiscal year ended December 31,
   1998...........................     --         --         --          --
  Fiscal year ended December 31,
   1999...........................     --       $  10        --       $   10
  Nine months ended September 30,
   2000...........................   $  10         56        --           66

Deferred tax valuation allowance:
  Fiscal year ended December 31,
   1997...........................      57        598        --          655
  Fiscal year ended December 31,
   1998...........................     655      2,295        --        2,950
  Fiscal year ended December 31,
   1999...........................   2,950      5,399        --        8,349
  Nine months ended September 30,
   2000...........................   8,349      6,596        --       14,945

Inventory reserve:
  Fiscal year ended December 31,
   1997...........................     --         --         --          --
  Fiscal year ended December 31,
   1998...........................     --         --         --          --
  Fiscal year ended December 31,
   1999...........................     --         --         --          --
  Nine months ended September 30,
   2000...........................     --         --         --          --

       REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
WaveSplitter Technologies, Inc.

  Our audits of the financial statements referred to in our report dated November 8, 2000 appearing in this Registration Statement on Form S-1 also included an audit of the financial statement schedule listed in Item 16-b of such Registration Statement. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

/s/ PricewaterhouseCoopers LLP

San Jose, California
November 8, 2000

                                 EXHIBIT INDEX

 Exhibit
 Number                                Description
 -------                               -----------
  1.1*   Form of Underwriting Agreement
  3.1**  Amended and Restated Articles of Incorporation of the Registrant
  3.2*   Amended and Restated Certificate of Incorporation of the Registrant
  3.3**  Bylaws of the Registrant
  3.4*   Amended and Restated Bylaws of the Registrant
  4.1*   Specimen common stock certificate
  4.2**  Form of Fifth Amended and Restated Rights Agreement, dated as of
         September 21, 2000, among the Registrant and certain holders of the
         Registrant's preferred stock
  4.3**  Warrant to Purchase Series B Preferred Stock, dated as of December 24,
         1997, issued to GBC Venture Capital, Inc.
  4.4**  Warrant to Purchase Series C Preferred Stock, dated as of January 28,
         1999, issued to Comdisco, Inc.
  4.5**  Warrant to Purchase Series D Preferred Stock, dated as of April 6,
         1999, issued to Mayfield IX
  4.6**  Warrant to Purchase Series D Preferred Stock, dated as of April 6,
         1999, issued to Mayfield Associates Fund IV
  4.7**  Warrant to Purchase Series D Preferred Stock, dated as of April 6,
         1999, issued to Lucent Venture Partners Inc.
  4.8**  Warrant to Purchase Series D Preferred Stock, dated as of October 28,
         1999, issued to GBC Venture Capital, Inc.
  4.9**  Warrant to Purchase Series F Preferred Stock, dated as of June 30,
         2000, issued to Fremont Ventures LLC
  4.10** Warrant to Purchase Series F Preferred Stock, dated as of September
         21, 2000, issued to Lucent Technologies GRL Corp.
  4.11   Warrant to Purchase Common Stock, dated as of November 15, 2000, issued to Corvis Corporation
  5.1*   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
 10.1**  Form of Indemnification Agreement between the Registrant and each of its directors and officers
 10.2**  1997 Stock Plan, as amended, and form of stock option thereunder
 10.3**  Form of 2000 Stock Incentive Plan
 10.4**  Form of 2000 Employee Stock Purchase Plan
 10.5**  Letter Employment Agreement, dated as of June 16, 2000 between the
         Registrant and William H. Diamond, Jr.
 10.6**  Form of Letter Employment Agreement between the Registrant and its executive officers
 10.7**  Standard Industrial/Commercial Multi-Tenant Lease Modified Net, dated
         June 27, 2000, between Fremont Ventures LLC and WaveSplitter
         Technologies, Inc.
 10.8**  Commercial Lease Agreement, dated as of July 1, 2000, between Dream
         Maker Properties, LLC and the Registrant
 10.9**  Commercial Lease Agreement, dated as of August 27, 1998, between
         CarrAmerica Realty Corporation and the Registrant, as amended
 10.10+  Patent License Agreement, dated as of September 21, 2000, between
         Lucent Technologies GRL Corp. and the Registrant
 10.11+  Purchase Agreement, dated as of November 15, 2000, between Corvis
         Corporation and the Registrant
 16.1**  Letter regarding change in independent auditors
 23.1    Consent of PricewaterhouseCoopers LLP
 23.2*   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in
         Exhibit 5.1)
 24.1**  Power of Attorney

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 *  To be filed by amendment.
 ** Previously filed.
 + We have sought confidential treatment from the Commission for selected portions of this exhibit. The omitted portions will be separately filed with the Commission.